NI43-101 TECHNICAL REPORT ON THE
GUANAJUATO MINE COMPLEX CLAIMS AND
MINERAL RESOURCE ESTIMATIONS FOR THE
GUANAJUATO MINE, SAN IGNACIO MINE, AND
EL HORCON PROJECT

Location: Guanajuato, Guanajuato, Mexico

-Prepared for-

Great Panther Silver Limited
800 – 333 Seymour Street
Vancouver, B.C., Canada, V6B 5A6

Prepared By:

Robert F. Brown, P. Eng., Qualified Person & V.P. Exploration

Effective Date: July 31, 2014
Report Date: August 16, 2014

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

C O N T E N T S

1.0	SUMMARY			1-1
	1.1	Guanajuato Mine		1-1
	1.2	San Ignacio Mine		1-4
	1.3	El Horcon Project		1-5
	1.4	Santa Rosa Project		1-6

2.0	INTRODUCTION			2-1
	2.1	Guanajuato Mine		2-1
	2.2	San Ignacio Mine		2-3
	2.3	El Horcon Project		2-3
	2.4	Santa Rosa Project		2-4

3.0	RELIANCE ON OTHER EXPERTS			3-1

4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Guanajuato Mine		4-1
	4.2	San Ignacio Mine		4-6
	4.3	El Horcon Project		4-8
	4.4	Santa Rosa Project		4-8

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY			5-1
	5.1	Guanajuato Mine		5-1
		5.1.1	Accessibility	5-1
		5.1.2	Climate	5-1
		5.1.3	Local Resources	5-1
		5.1.4	Physiography	5-1
	5.2	San Ignacio Mine		5-1
		5.2.1	Topography, Elevation, and Vegetation	5-1
		5.2.2	Accessibility	5-2
		5.2.3	Climate and Physiography	5-2
		5.2.4	Infrastructure and Local Resources	5-2
	5.3	El Horcon Project		5-3
		5.3.1	Accessibility	5-3
		5.3.2	Climate	5-3
		5.3.3	Local Resources	5-3
		5.3.4	Physiography	5-3
	5.4	Santa Rosa Project		5-3
		5.4.1	Accessibility	5-3
		5.4.2	Climate	5-4
		5.4.3	Local Resources	5-4
		5.4.4	Physiography	5-4

6.0	HISTORY			6-1
	6.1	Guanajuato Mine		6-1
	6.2	San Ignacio Mine		6-2
	6.3	El Horcon Project		6-3
	6.4	Santa Rosa Project		6-4

August 2014	TOC i

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

7.0	GEOLOGICAL SETTING AND MINERALIZATION				7-1
	7.1	Regional Geology			7-1
	7.2	Guanajuato Mine			7-4
		7.2.1	Local and Property Geology		7-4
		7.2.2	Mineralization		7-6
	7.3	San Ignacio Mine			7-14
		7.3.1	Local and Property Geology		7-14
		7.3.2	Mineralization		7-17
	7.4	El Horcon Project			7-17
		7.4.1	Local and Property Geology		7-17
		7.4.2	Mineralization		7-19
	7.5	Santa Rosa Project			7-23
		7.5.1	Local and Property Geology		7-23
		7.5.2	Mineralization		7-24

8.0	DEPOSIT TYPE				8-1

9.0	EXPLORATION				9-1
	9.1	Guanajuato Mine			9-1
	9.2	San Ignacio Mine			9-1
	9.3	El Horcon Project			9-4
	9.4	Santa Rosa Project			9-4

10.0	DRILLING				10-1
	10.1	Guanajuato Mine			10-1
	10.2	San Ignacio Mine			10-3
		10.2.1	Summary of Results		10-3
		10.2.2	Summary of Procedures		10-5
	10.3	El Horcon Project			10-7
	10.4	Santa Rosa Project			10-11

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY				11-1
	11.1	Guanajuato Mine			11-1
		11.1.1	Sample Preparation		11-1
			11.1.1.1	Drill Samples	11-1
			11.1.1.2	Channel Samples	11-1
		11.1.2	Analyses		11-2
		11.1.3	Assay QA/QC		11-3
			11.1.3.1	Blanks	11-3
			11.1.3.2	Standards	11-5
			11.1.3.3	Duplicates	11-10
			11.1.3.4	Umpire Checks	11-10
			11.1.3.5	Sample Security	11-11
	11.2	San Ignacio Mine			11-11
		11.2.1	Assay Samples		11-11
		11.2.2	Bulk Density Samples		11-14
	11.3	El Horcon Project			11-14
		11.3.1	Sample Preparation		11-14
			11.3.1.1	Drill Samples	11-14
			11.3.1.2	Channel Samples	11-15
		11.3.2	Analyses		11-15
		11.3.3	Assay QAQC		11-16

August 2014	Page ii

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

			11.3.3.1	Blanks	11-16
			11.3.3.2	Standards	11-18
			11.3.3.3	Duplicates	11-21
			11.3.3.4	Umpire Checks	11-22
		11.3.4	Sample Security		11-24
	11.4	Santa Rosa Project			11-24
		11.4.1	Sample Preparation		11-24
			11.4.1.1	Drill Samples	11-24
			11.4.1.2	Channel Samples	11-25
		11.4.2	Analyses		11-25
		11.4.3	Assay QAQC		11-26
		11.4.4	Sample Security		11-26

12.0	DATA VERIFICATION				12-1
	12.1	Guanajuato Mine			12-1
	12.2	San Ignacio Mine			12-1
	12.3	El Horcon Project			12-3
	12.4	Santa Rosa Project			12-3

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING				13-1
	13.1	Guanajuato Mine			13-1
	13.2	San Ignacio Mine			13-1
	13.3	El Horcon Project			13-2
	13.4	Santa Rosa Project			13-2

14.0	MINERAL RESOURCE ESTIMATES				14-1
	14.1	Guanajuato Mine			14-1
		14.1.1	Previous Estimates		14-2
		14.1.2	Database – General Description		14-4
		14.1.3	Assays		14-4
		14.1.4	Core Recovery and RQD		14-6
		14.1.5	Density		14-7
		14.1.6	Mineralization Domains		14-7
		14.1.7	Underground Workings		14-8
		14.1.8	Assay Capping		14-9
		14.1.9	Composites		14-12
		14.1.10	Block Model and Grade Estimation Procedures		14-15
			14.1.10.1	Dimensions and Coding	14-15
			14.1.10.2	Geostatistics	14-15
			14.1.10.3	Grade Interpolation	14-16
		14.1.11	Block Model Validation		14-18
			14.1.11.1	Visual Inspection	14-18
			14.1.11.2	Comparison with Production Records	14-18
			14.1.11.3	Comparison of Block and Sample Means	14-19
			14.1.11.4	Cut-Off Value	14-20
		14.1.12	Classification		14-21
		14.1.13	Mineral Resource Tabulations		14-22
	14.2	San Ignacio Mine			14-30
		14.2.1	Introduction		14-30
		14.2.2	Sample Database		14-30
		14.2.3	Domain Modelling		14-31
		14.2.4	Bulk Density		14-33

August 2014	Page iii

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

		14.2.5	Treatment of High-Grade Outliers	14-33
		14.2.6	Compositing	14-34
		14.2.6.1	Drill Hole Samples	14-34
		14.2.6.2	Underground Chip Samples	14-35
		14.2.7	Block Model Parameters	14-36
		14.2.8	Grade Interpolation	14-37
		14.2.9	Resource Classification	14-37
		14.2.10	Mineral Resource Tabulation	14-38
		14.2.11	Block Model Validation	14-38
		14.2.12	Comparison to Previous Resource Estimate	14-39
	14.3	El Horcon Project		14-39
		14.3.1	Previous Estimates	14-40
		14.3.2	Database – General Description	14-40
		14.3.3	Assays	14-41
		14.3.4	Core Recovery and RQD	14-42
		14.3.5	Density	14-43
		14.3.6	Geological and Structural Domains	14-43
		14.3.7	Assay Capping	14-44
		14.3.8	Samples for Interpolation	14-44
		14.3.9	Block Model and Grade Estimation Procedures	14-45
		14.3.9.1	Dimensions and Coding	14-45
		14.3.9.2	Geostatistics	14-46
		14.3.9.3	Grade Interpolation	14-46
		14.3.10	Block Model Validation	14-47
		14.3.10.1	Visual Inspection	14-47
		14.3.11	Classification	14-47
		14.3.12	Mineral Resource Tabulations	14-48
	14.4	Santa Rosa Project		14-48

15.0	MINERAL RESERVE ESTIMATES			15-1

16.0	MINING METHODS			16-1
	16.1	Guanajuato Mine		16-1
		16.1.1	Cata Clavo Zones	16-2
		16.1.2	Los Pozos Zone	16-5
		16.1.3	Santa Margarita Zones	16-8
		16.1.4	Guanajuatito Zones	16-12
		16.1.5	San Cayetano Zone	16-16
		16.1.6	Valenciana Zone	16-17
		16.1.7	Promontorio Zone	16-19
	16.2	San Ignacio Mine		16-21
	16.3	El Horcon Project		16-22
	16.4	Santa Rosa Project		16-22

17.0	RECOVERY METHODS			17-1

18.0	PROJECT INFRASTRUCTURE			18-1
	18.1	Guanajuato Mine		18-1
	18.2	San Ignacio Mine		18-1
	18.3	El Horcon Project		18-2
	18.4	Santa Rosa Project		18-2

August 2014	Page iv

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

19.0	MARKET STUDIES AND CONTRACTS			19-1
	19.1	Market Studies		19-1
	19.2	Contracts		19-1
		19.2.1	Guanajuato Mine	19-1
		19.2.2	San Ignacio Mine	19-2

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			20-1
	20.1	Reclamation Closure		20-1

21.0	CAPITAL AND OPERATING COSTS			21-1
	21.1	Guanajuato Mine		21-1
	21.2	San Ignacio Mine		21-1
	21.3	El Horcon Project		21-2
	21.4	Santa Rosa Project		21-2

22.0	ECONOMIC ANALYSIS			22-1

23.0	ADJACENT PROPERTIES			23-1
	23.1	Guanajuato Mine		23-1
	23.2	San Ignacio Mine		23-1
	23.3	El Horcon Project		23-1
	23.4	Santa Rosa Project		23-1

24.0	OTHER RELEVANT DATA AND INFORMATION			24-1

25.0	INTERPRETATION AND CONCLUSIONS			25-1
	25.1	Guanajuato Mine		25-1
	25.2	San Ignacio Mine		25-2
	25.3	El Horcon Project		25-3
	25.4	Santa Rosa		25-3

26.0	RECOMMENDATIONS			26-1
	26.1	Guanajuato Mine		26-1
	26.2	San Ignacio Mine		26-1
		26.2.1	Phase 1	26-1
		26.2.2	Phase 2	26-2
	26.3	El Horcon Project		26-2
	26.4	Santa Rosa Project		26-2

27.0	REFERENCES			27-1

28.0	DATE AND SIGNATURE PAGE			28-1

29.0	CERTIFICATES OF QUALIFIED PERSONS			29-1

August 2014	Page v

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

T A B L E S

Table 1-1:	Mineral Resource Estimates – Great Panther Silver Limited – Guanajuato Project	1-2
Table 1-2:	Inferred Mineral Resource Estimates – Great Panther Silver Limited – El Horcon Project	1-5
Table 4-1:	Claims that Comprise the GPR Holdings at the Guanajuato Mine Complex	4-4
Table 6-1:	Guanajuato Production Figures – Great Panther Silver Limited - Guanajuato Mine	6-2
Table 10-1:	Drilling Contractors, Guanajuato Mine Complex	10-2
Table 10-2:	Drilling Contractors, El Horcon Project	10-10
Table 11-1:	Standard Values Outside 3 Standard Deviations – Great Panther Silver Limited – Guanajuato Mine	11-9
Table 11-2:	QC Sample Failure Rates	11-13
Table 11-3:	Standard Values Outside 3 Standard Deviations – Great Panther Silver Limited – El Horcon Project	11-21
Table 12-1:	Independent Check Samples vs. Original Samples	12-2
Table 14-1:	Mineral Resources – Great Panther Silver Limited – Guanajuato Project	14-1
Table 14-2:	Previous Mineral Resource Estimate, 2012 – Great Panther Silver Limited – Guanajuato Project	14-3
Table 14-3:	Changes from Previous Estimate – Great Panther Silver Limited – Guanajuato Project	14-4
Table 14-4:	Drill Sample Statistics by Area – Great Panther Silver Limited – Guanajuato Project	14-5
Table 14-5:	U/G Sample Statistics by Area – Great Panther Silver Limited – Guanajuato Project	14-5
Table 14-6:	Recovery and RQD by Area – Great Panther Silver Limited – Guanajuato Project	14-6
Table 14-7:	Zone Coding and Vein Orientation – Great Panther Silver Limited	14-8
Table 14-8:	Drill Hole Assay Capping - Great Panther Silver Limited – Guanajuato Project	14-10
Table 14-9:	Underground Sample Assay Capping – Great Panther Silver Limited – Guanajuato Project	14-11
Table 14-10:	Drill Hole Sample Statistics – Great Panther Silver Limited – Guanajuato Project	14-13
Table 14-11:	U/G Sample Composite Statistics – Great Panther Silver Limited – Guanajuato Project	14-14
Table 14-12:	Block Model dimensions & Extent - Great Panther Limited – Guanajuato Project	14-15
Table 14-13:	3rd Pass Grade Interpolation Method, Au – Great Panther Silver Limited – Guanajuato Project	14-16
Table 14-14:	3rd Pass Grade Interpolation Method, Ag – Great Panther Silver Limited – Guanajuato Project	14-17
Table 14-15:	Mined Resources in Model at 50g/t AgEq Cut-off (Pozos, Santa Margarita and Guanajuatito) and 0g/t AgEq cutoff (Cata) – Great Panther Silver Limited – Guanajuato Project	14-19
Table 14-16:	Actual Mined Based on Production Records – Great Panther Silver Limited – Guanajuato Project	14-19
Table 14-17:	Comparison of Block and All Samples – Great Panther Silver Limited – Guanajuato Project	14-20
Table 14-18:	Area-Specific Cut-off Values – Great Panther Silver Limited – Guanajuato Project	14-20

August 2014	Page vi

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 14-19:	Classification Strategy - Great Panther Silver Limited – Guanajuato Project	14-22
Table 14-20:	Measured Mineral Resources - Great Panther Silver Limited – Guanajuato Project	14-23
Table 14-21:	Indicated Mineral Resources - Great Panther Silver Limited – Guanajuato Project	14-25
Table 14-22:	Measured plus Indicated Mineral Resources - Great Panther Silver Limited Guanajuato Project	14-27
Table 14-23:	Inferred Mineral Resources - Great Panther Silver Limited – Guanajuato Project	14-29
Table 14-24:	Descriptive Statistics for the Sample Database	14-31
Table 14-25:	Descriptive Statistics of Silver Grade Grouped by Domain	14-32
Table 14-26:	Descriptive Statistics of Gold Grade Grouped by Domain	14-32
Table 14-27:	Descriptive Statistics of Bulk Density Grouped by Domain	14-33
Table 14-28:	Capping Levels for Silver and Gold Grouped by Domain	14-34
Table 14-29:	Descriptive Statistics of Composited Silver Grade Grouped by Domain	14-35
Table 14-30:	Descriptive Statistics of Composited Gold Grade Grouped by Domain	14-36
Table 14-31:	Extent of the San Ignacio Block Model	14-36
Table 14-32:	Mineral Resources above a 125 AgEq g/t Cut-off	14-38
Table 14-33:	Inferred Mineral Resource Estimates – Great Panther Silver Limited – El Horcon Project	14-40
Table 14-34:	Drill Sample Statistics by Area – Great Panther Silver Limited – Guanajuato Project	14-41
Table 14-35:	Recovery and RQD by Area – Great Panther Silver Limited – El Horcon	14-42
Table 14-36:	Vein Orientation – Great Panther Silver Limited – El Horcon	14-43
Table 14-37:	Drill Hole Assay Capping - Great Panther Silver Limited – Guanajuato Project	14-44
Table 14-38:	Drill Hole Sample Statistics – Great Panther Silver Limited – El Horcon Project	14-45
Table 14-39:	Block Model dimensions & Extent - Great Panther Limited – El Horcon Project	14-45
Table 14-40:	Grade Interpolation Method – Great Panther Silver Limited – El Horcon Project	14-46
Table 14-41:	Inferred Mineral Resources - Great Panther Silver Limited – El Horcon Project	14-48
Table 16-1:	Guanajuato Production Figures – Great Panther Silver Limited - Guanajuato Mine	16-1
Table 21-1:	2013 (January through September) Cost Report for GM	21-1
Table 21-2:	2013 (January through September) Unit Costs by Mine Area for GM	21-1
Table 21-3:	2014 (January through March) Cost Report for San Ignacio	21-2
Table 26-1:	Budget for Proposed Work Plan	26-3

August 2014	Page vii

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

F I G U R E S

Figure 4-1:	Guanajuato Mine Complex Property	4-2
Figure 4-2:	Guanajuato Mine Complex Claims	4-3
Figure 4-3:	Mineral Claims Map Guanajuato Mine area	4-6
Figure 4-4:	Mineral Claims Map San Ignacio Mine area	4-7
Figure 4-5:	Mineral Claims Map El Horcon Project area	4-8
Figure 4-6:	Mineral Claims Map Santa Rosa Project area	4-9
Figure 7-1:	Guanajuato Mine Complex Regional Geology	7-2
Figure 7-1a:	Guanajuato Mine Complex Regional Geology Legend	7-3
Figure 7-2:	Local Area Geology for the Guanajuato Mine Complex – With 7-3 Shown Section Line of Figure	7-5
Figure 7-3:	Local area geology cross section showing approximate ore outlines of Randall’s (1994) Lower Ore and the approximate ore outline of the Guanajuato Mine projected onto the section line	7-6
Figure 7-4:	Property Geology - Guanajuatito – cross section 2940N with ramp access shown. View looking north-northwest, Elevation masl	7-8
Figure 7-5:	Property Geology – Cata Clavo – cross section 12.5N with ramp access shown. View looking northwest, Elevation masl	7-9
Figure 7-6:	Property Geology – Los Pozos – cross section 337.5N with ramp access shown. View looking north-northwest, Elevation masl	7-10
Figure 7-7:	Property Geology – Santa Margarita – cross section 100S with ramp access shown. View looking north-northwest, Elevation masl	7-11
Figure 7-8:	Property Geology – San Cayetano– cross section 350S. View looking north- northwest, Elevation masl	7-12
Figure 7-9:	Property Geology – Valenciana – cross section 1800N. View looking north- northwest, Elevation masl	7-13
Figure 7-10:	Property Geology – Promontorio – cross section 450S. View looking north- northwest, Elevation masl	7-14
Figure 7-11:	San Ignacio Mine Geology Map	7-16
Figure 7-12:	Local Area Geology for the El Horcon Project	7-18
Figure 7-13:	Detailed Geology Section 000N for the El Horcon Project	7-20
Figure 7-14:	Detailed Geology Section 200N for the El Horcon Project	7-21
Figure 7-15:	Detailed Geology Section 400N for the El Horcon Project	7-22
Figure 7-16	Geology and Drilling on the Santa Rosa Project	7-25
Figure 9-1:	Exploration Rock Sample Locations	9-3
Figure 10-1:	GMC Drill Hole Location Plan Map	10-2
Figure 10-2:	Guanajuato Mine Longitudinal Section with Drill Holes	10-3
Figure 10-3:	San Ignacio Mine Drill Hole Location Map	10-4
Figure 10-4:	San Ignacio Mine Cross-Section 700N	10-5
Figure 10-5:	El Horcon Drill Hole Location Plan Map	10-8
Figure 10-6:	Longitudinal Section of Diamantillo Zone Drill Holes	10-9
Figure 10-7:	Longitudinal Section of San Guillermo Zone Drill Holes	10-10

August 2014	Page viii

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 11-1:	Silver (Ag) assays of “Blank” material sent to SGS-GTO	11-4
Figure 11-2:	Gold (Au) assays of “Blank” material sent to SGS-GTO	11-4
Figure 11-3:	Silver (Ag) Assays of GPR Standard “SP49” at SGS-	11-5
Figure 11-4:	Silver (Ag) Assays of GPR Standard “GTS03” at SGS-GTO	11-6
Figure 11-5:	Silver (Ag) Assays of GPR Standard “GTS05” at SGS-GTO	11-6
Figure 11-6:	Figure Silver (Ag) Assays of GPR Standard “GTS06” at SGS-GTO	11-7
Figure 11-7:	Gold (Au) Assays of GPR Standard “SP49” at SGS-GTO	11-7
Figure 11-8:	Gold (Au) Assays of GPR Standard “GTS03” at SGS-GTO	11-8
Figure 11-9:	Gold (Au) Assays of GPR Standard “GTS05” at SGS-GTO	11-8
Figure 11-10:	Gold (Au) Assays of GPR Standard “GTS06” at SGS-GTO	11-9
Figure 11-11:	Comparison of ALS Chemex and SGS-GTO Silver assays	11-10
Figure 11-12:	Figure Comparison of ALS Chemex and SGS-GTO Gold assays	11-11
Figure 11-13:	Silver (Ag) assays of “Blank” material sent to SGS-GTO	11-17
Figure 11-14:	Gold (Au) assays of “Blank” material at SGS-GTO	11-17
Figure 11-15:	Gold(Au) Assays of GTS06 Standard	11-18
Figure 11-16:	Silver(Ag) Assays of GTS06 Standard	11-19
Figure 11-17:	Gold (Au) Assays of GTS05 Standard	11-19
Figure 11-18:	Gold (Au) Assays of GTS05 Standard	11-20
Figure 11-19:	Gold (Au) Assays of GTS03 Standard	11-20
Figure 11-20:	Silver (Ag) Assays of GTS03 Standard	11-21
Figure 11-21:	Comparison of ALS Chemex and SGS-GTO Silver assays	11-23
Figure 11-22:	Comparison of ALS Chemex and SGS-GTO Gold assays	11-23
Figure 16-1:	Section Map 12.5 Cata with Wireframes and Block Model	16-4
Figure 16-2:	Plan Map Cata 490 Level with Wireframes and Development	16-5
Figure 16-3:	Section Map 350N Los Pozos with Wireframes and Block Model	16-7
Figure 16-4:	Plan Map Los Pozos 375 Level with Wireframes and Development	16-8
Figure 16-5:	Section Map 75S Santa Margarita with Wireframes and Block Model	16-11
Figure 16-6:	Plan Map Santa Margarita 435 Level with Wireframes and Development	16-12
Figure 16-7:	Section Map 2850N Guanajuatito with Wireframes and Block Model	16-14
Figure 16-8:	Plan Map Guanajuatito 270 Level with Wireframes and Development	16-15
Figure 16-9:	Section Map 350S San Cayetano with Wireframes and Block Model	16-16
Figure 16-10:	Plan Map San Cayetano 490 Level with Wireframes and Development	16-17
Figure 16-11:	Section Map 1800N Valenciana with Wireframes and Block Model	16-18
Figure 16-12:	Plan Map Valenciana 350 Level with Wireframes and Development	16-19
Figure 16-13:	Section Map 450S Promontorio with Wireframes and Block Model	16-20
Figure 16-14:	Plan Map Promontorio 100 Level with Wireframes and Development	16-21
Figure 17-1:	Process Flow Sheet, Guanajuato Mine Complex Metallurgical Plant	17-3

G L O S S A R Y

UNITS OF MEASURE

Centimetre	cm
Grams per tonne	g/t
Hectare	ha

August 2014	Page ix

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Kilotonnes	kt
Kilometre	km
Metres above sea level	masl
Metre	m
Millimetres	mm
Million tonnes	Mt
Million	M
Ounce	oz
Parts per million	ppm
Tonne	t
Tonnes per cubic metre	t/m3

A B B R E V I A T I O N S A N D A C R O N Y M S

Atomic Absorption Spectography	AAS
Canadian Institute of Mining, Metallurgy and Petroleum	CIM
Gold Equivalent	AuEq
Gold	Au
Great Panther Silver Limited	GPR
Guanajuato Mine Complex	GMC
Inverse Distance Cubed	ID3
Inverse Distance Squared	ID2
Instituto Nacional de Estadistica y Geografia	INEGI
MFW Geoscience Inc	MFW
Minera Mexicana El Rosario, S.A. de C.V	MMR
Minera Villa Seca S.A. de C.V.	MVS
National Instrument NI 43-101	NI 43-101
Qualified Person	QP
Quality Assurance/Quality Control	QA/QC
Silver Equivalent	AgEq
Silver	Ag
Specific Gravity	SG
Standard Deviation	Std Dev

August 2014	Page x

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

1.0	SUMMARY

The purpose of this Technical Report “NI43-101 TECHNICAL REPORT ON THE GUANAJUATO MINE COMPLEX CLAIMS AND MINERAL RESOURCE ESTIMATIONS FOR THE GUANAJUATO MINE, SAN IGNACIO MINE, AND EL HORCON PROJECT” is to support Great Panther Silver Limited’s (GPR) public disclosure related to the Guanajuato Mine Complex (GMC) mineral resource estimates. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and, as GPR is a producing issuer as defined in NI 43-101, this report and the Mineral Resource Estimates for the deposits were completed by company personnel. The Company owns a 100% interest in the claims through Great Panther’s wholly-owned Mexican subsidiary, Minera Mexicana El Rosario SA de CV (MMR).

The GMC claims total 22,786.3415ha in a number of claim blocks in the Guanajuato Mining District. This report is a compilation of three (3) former Mineral Resource Estimates (Guanajuato Mine (Brown & Sprigg 2013), San Ignacio Mine (Waldegger & Brown, 2014), and El Horcon Project (Brown, 2013)) plus some added information regarding geology and drilling from the Santa Rosa Project area. Presently the mill at the Guanajuato Mine processes both mined mineralization from the Guanajuato Mine and the San Ignacio Mine. Conceptually, mineralization from the El Horcon project would also be processed at the Guanajuato Mine mill. The Santa Rosa project claims are exploration in nature, but again are easily within trucking distance to the Guanajuato Mine mill for processing.

GPR is engaged in the exploration, development, and production of mineral properties, primarily silver. It is a silver producing company with operating silver mines in Mexico. In addition to the GMC, GPR owns and operates the Topia silver mine located in the state of Durango, Mexico.

Regarding the recommended Phase 1 and Phase 2 budgets, please note that Phase 1 recommendations have been budgeted for, and are part of the expected 2014 spending. Phase 2 recommendations are contingent on both Phase 1 success and the ability to successfully have the expenses incorporated into the final 2015 corporate budget. Overall Phase 1 recommendations are US$966,540, while Phase 2 recommendations total $2,931,500.

1.1	Guanajuato Mine

The Guanajuato Mine is an operating underground silver mine (Brown & Sprigg, 2013) located within the city of Guanajuato, Mexico. The mine consists of a number of deposits along an approximately 4.2 kilometre strike length. The deposits on the Veta Madre trend, the principal host structure, have been mined since the 16th century. GPR purchased the property in 2005 and recommenced underground operations and milling the following year. GPR has carried out exploration and continues to explore the property. Currently, the major facilities associated with the Guanajuato Mine are:

August 2014	Page 1-1

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

•	An operating underground mine producing approximately 662 tonnes per working day at a rate 568 tonnes per calendar day.

•	A 1,200 tonnes per day (tpd) capacity flotation mill which is currently operating 20 days per month at a rate of 918tpd or an average rate of approximately 604 tonnes per day calendar.

•	Extensive underground workings along 4.5 km veins including 5 main shafts used for ventilation and access, levels, 3 access ramps, as well as internal shafts.

The mineral resources detailed at Guanajuato Mine cover the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano, and Promontorio areas. The Mineral Resource Estimate (Brown & Sprigg, 2013) for the Guanajuato Mine has an effective date of 31 July 2013 and updates the previous resource estimate for reasons of depletion as a result of mining and resource definition resulting from successful exploration activities. Table 1-1 provides a summary tabulation of the estimates.

Table 1-1:	Mineral Resource Estimates – Great Panther Silver Limited – Guanajuato Project

	Tonnage		Grade g/t		Contained kOz
Area	kt	AgEq	Au	Ag	AgEq	Au	Ag
Cata	84.9	408	1.34	328	1,114	3.65	894
Pozos	138.9	229	0.78	182	1,023	3.48	814
Santa Margarita	85	335	4.72	51	914	12.90	140
Guanajuatito	53.2	174	0.64	135	298	1.10	232
San Cayetano	-	-	-	-	-	-	-
Valenciana	-	-	-	-	-	-	-
Promontorio	-	-	-	-	-	-	-
Totals Measured	362	288	1.82	179	3,348	21.14	2,080
Cata	33.1	420	1.38	337	448	1.47	359
Pozos	35.8	148	0.55	116	171	0.63	133

August 2014	Page 1-2

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Santa Margarita	23	296	3.3	98	219	2.44	73
Guanajuatito	50.7	150	0.65	111	244	1.06	180
San Cayetano	-	-	-	-	-	-	-
Valenciana	-	-	-	-	-	-	-
Promontorio	-	-	-	-	-	-	-
Totals Indicated	142.6	236	1.22	163	1,081	5.60	745
Cata	118.1	411	1.35	330	1,561	5.13	1,254
Pozos	174.7	213	0.73	169	1,194	4.11	947
Santa Margarita	108	326	4.42	61	1,133	15.34	213
Guanajuatito	103.9	162	0.65	123	542	2.16	412
San Cayetano	-	-	-	-	-	-	-
Valenciana	-	-	-	-	-	-	-
Promontorio	-	-	-	-	-	-	-
Totals Meas + Ind	504.7	273	1.65	174	4,430	26.74	2,825
Cata	12.7	489	1.53	398	199	0.62	162
Pozos	17	341	0.65	302	186	0.35	165
Santa Margarita	14.3	340	2.18	209	157	1.01	96
Guanajuatito	88.8	289	0.99	229	824	2.82	654
San Cayetano	41.5	307	3.69	85	410	4.93	114
Valenciana	127.2	269	2.58	114	1,101	10.57	467
Promontorio	132.4	241	2.84	70	1,024	12.09	298
Totals Inferred	434	280	2.32	140	3,900	32.38	1,957

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Measured Mineral Resources are estimated at a cut-off grade of 50g/t AgEq.
3.

Inferred Mineral Resources are reported at area-specific cut-offs as follows: Cata 176g/t AgEq, Guanajuatito 164g/t AgEq, Pozos 178g/t AgEq, San Cayetano 169g/t AgEq, Santa Margarita 166 g/t AgEq, Valenciana 167g/t AgEq and Promontorio 166g/t AgEq.

4.	Prices of US$1,280/Au oz and US$20.80/Ag oz were used in calculations.
5.	Bulk Density is 2.68t/m.
6.	Totals may not agree due to rounding.
7.	AgEq is given by the formula AgEq = Ag + 60*Au.
8.	Contained ounces have been calculated using 1oz = 31.1035g.

For measured plus indicated, there is a 32% decrease in contained gold and 13% decrease in contained silver or a decrease of 22% in contained AgEq oz on the previous year's estimate. For inferred, increases of 115% in contained gold and 23% in contained silver (56% increase in contained AgEq oz) were reported.

August 2014	Page 1-3

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Since the effective date of the Brown & Sprigg mineral resource, up to the effective date of this revised mineral resource report (July 31, 2013 to July 31, 2014) a total of 211,932 tonnes grading 165g/t silver and 2.18g/t gold has been milled from the Guanajuato Mine.

It is the opinion of the Qualified Person and author of this report that all data used in the generation of the mineral resource models and the processes by which these data were collected and stored are acceptable and of industry standard.

It is recommended that GPR continues mining operations at the Guanajuatito deposit, and that it proceeds with exploration activities in current and other prospective areas to extend the mine life. The Phase 1 2014 drilling budget of GPR of 11,000m is sufficient to this end, and on an annual basis. As of July 31, 2014 7,336m has been completed leaving 3,664m remaining too be drilled in 2014. The phase 2 budget for the year 2015 is likewise 11,000m.

1.2	San Ignacio Mine

The San Ignacio Project lies within La Luz mining camp of the Guanajuato Mining District, which is located in the southern part of the Mesa Central physiographic province. The Mesa Central is an elevated plateau of Cenozoic volcanics and volcaniclastics located in central Mexico. It is bounded to the north and east by the Sierra Madre Oriental, to the west by the Sierra Madre Occidental, and to the south by the Trans-Mexican Volcanic Belt. Cretaceous volcanic rocks of La Luz Basalt underlie the San Ignacio property.

The mineralization on the property consists of epithermal silver-gold veins. Average silver grades of the veins range from 55 g/t Ag to 150 g/t Ag and average gold grades from 1.2 g/t Au to 2.5 g/t Au.

Detailed geological mapping, structural geological studies, outcrop sampling, underground drift development and re-sampling of old underground workings are ongoing to highlight additional priority targets along the 4 km of prospective structures.

Great Panther has completed 91 diamond drill holes at the San Ignacio Property between grid line 450N and 1100N and delineated mineralized veins up to a strike length of 650 m.

Waldegger & Brown (2014) estimated that the San Ignacio property contains Indicated Mineral Resources totalling 103,000 tonnes above a 125 g/t silver equivalent cut-off, at an average grade of 165 g/t silver and 3.54 g/t gold, for a total of 1,245,000 equivalent silver ounces (“Ag eq oz”). In addition, there is an estimated Inferred Mineral Resources of 737,000 tonnes at an average grade of 115 g/t silver and 2.04 g/t gold, for a total of 5,645,000 Ag eq oz.

August 2014	Page 1-4

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Since the effective date of the above mineral resource up to the effective date of this revised mineral resource report (April 6, 2014 to July 31, 2014) a total of 17,262 tonnes grading 112g/t silver and 2.54g/t gold has been milled from the San Ignacio Mine.

A Phase 1 surface drilling is recommended to delineate the on strike extension of the Veta Intermediate, which is open to the south of the current resource estimate. The drilling of 3,500m should continue at the 50m line spacing from line 400N southward towards line 200S.

Contingent on positive results of the drilling and underground development and sampling from the Phase 1 program, a Phase 2 underground drilling of 5,000m is recommended. At this time, the amount of drilling estimated is highly uncertain.

The author also recommends, as part of Phase 2, that 1,000m of surface drilling be budgeted for additional areas such as south of the San Jose de Garcia shaft in an area of historic underground mining, along with 3,000m to test and in-fill the Nombre de Dios veins, and continue exploration testing along the Melladito, Intermediate and other parallel structures.

1.3	El Horcon Project

The mineral resource estimate for the El Horcon Project detailed in this report covers the Diamantillo, Diamantillo HW, Natividad, and San Guillermo veins within the El Horcon Project. This mineral resource estimate has an effective date of August 31, 2013 and is the first mineral resource estimate for the El Horcon Project on behalf of GPR. Table 1-1 provides a summary tabulation of the estimates.

Table 1-2:	Inferred Mineral Resource Estimates – Great Panther Silver Limited – El Horcon Project

					Average
Vein	Tonnes	Au g/t	Ag g/t	Pb %	$NSR/tonne
Diamantillo	141,285	2.91	79	2.72	158
Diamantillo HW	4,929	4.54	53	2.61	201
San Guillermo	57,878	3.93	37	1.62	165
Natividad	10,310	2.84	98	1.44	157
Grand Total	214,402	3.22	68	2.36	161

August 2014	Page 1-5

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Inferred Mineral Resources are reported at a cut-off of $110USD / tonne.
3.	Bulk Density’s used are 2.77t/m3 (Diamantillo), 2.62t/m3 (Diamantillo HW), 2.57t/m3 (Natividad), and 2.78t/m3 (San Guillermo).
4.	Totals may not agree due to rounding.
5.	$NSR/tonne based on prices of Ag = USD $24/oz; Au = USD $1,440/oz; and Pb = USD $1.00/lb.
6.	Contained ounces have been calculated using 1oz = 31.1035g.
7.	Minimum true width of intersection was 1.0m

It is the opinion of the Qualified Person and author of this report that all data used in the generation of the mineral resource models and the processes by which these data were collected and stored are acceptable and of industry standard.

Phase 1 recommendations constitute continuing throughout 2014 to complete an environmental assessment and file application with SEMARNAT for future surface drilling and underground deposit evaluation.

A Phase 2 (2015) surface drill budget for 3,000m of core drilling is recommended as GPR continues exploration activities in current and other prospective areas to both expand and improve the classification of the mineral resource estimate.

1.4	Santa Rosa Project

In the first stage of GPR exploration (2012) on the Canada de Virgin claim a total of 168 rock samples from surface, and 537 core samples from the five (5) diamond drill holes were collected.

During the second stage of GPR exploration (2014) a total of 140 samples were taken from surface and underground. Detailed geological mapping in 2014 continued to define vein orientations and property geological controls. This included detailed underground and surface mapping on the Virgin and Salaverna North veins.

The veins are exposed in a window of Mesozoic volcanics and meta-sediments, the same host rock for veins in the rest of the Guanajuato Mining District, surrounded by post mineralization ignimbrite cover rocks. Geological mapping will continue to define the extent of veining and the size of the Mesozoic window.

Recommendations are that geological mapping and rock sampling continue to evaluate the economic potential of the claims (Phase 1). A 1,000m surface drill program be undertaken in 2015 (Phase 2) to test the down dip extension of the Virgin vein.

August 2014	Page 1-6

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

2.0	INTRODUCTION

This technical report is a compilation of the mineral resource estimates for the Guanajuato Mine, San Ignacio Mine, and El Horcon project at the Guanajuato Mine Complex (GMC) of Great Panther Silver Limited located in Guanajuato and Jalisco States, Mexico. Presently, production from the Guanajuato Mine and San Ignacio Mine is processed at the metallurgical plant at the Guanajuato Mine. The mineral resource at El Horcon is close enough to the Guanajuato Mine plant to be duly trucked and processed. Results of an exploration project, the Santa Rosa project, located to the north east and within trucking distance of the Guanajuato Mine plant is also included in this compilation.

In accordance with the definitions set out in NI 43-101, GPR became a producing issuer as of mid-March 2011 and is therefore able to complete all subsequent mineral resource estimates internally. The mineral resource estimates compiled in this report are from the Guanajuato Mine (Brown & Sprigg 2013), San Ignacio Mine (Waldegger & Brown, 2014), and El Horcon Project (Brown, 2013)) plus some added information regarding geology and drilling from the Santa Rosa Project area.

This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and has been prepared by Robert F. Brown (P. Eng., Qualified Person & V.P. Exploration). Mr. Brown is a frequent visitor to the GMC most recently from July 21 - 31, 2014.

Great Panther Silver Limited is a Canadian based mining and exploration company active in Mexico. The company operates two mines, the Topia silver-gold-lead-zinc mine in west-central Durango State and the GMC silver-gold mines in Guanajuato State. Total 2012 metal production from GPR’s two mines was 1,560,041 oz Ag, 10,923oz Au, 2,120,825lbs Pb, and 3,256,195lbs Zn, from 230,120t production for 2,378,603oz AgEq, with average cost per tonne of production of USD117.63.

2.1	Guanajuato Mine

The Guanajuato Mine is located in Guanajuato State, Mexico, and comprises two operating shafts and three ramps in the second largest producing silver district in Mexico. Silver-bearing mineralization was first discovered in 1548, and over the past 400 years more than one billion ounces of silver has been mined in the Guanajuato district (GPR Corporate Presentation, 2013). GPR acquired the property in 2005 and owns a 100% interest through Minera Mexicana El Rosario, S.A. de C.V. (MMR). The principal metals of interest are gold and silver. Mineralization occurs along regional scale faults, the largest of which is the Veta Madre with a strike length of 25 km.

August 2014	Page 2-1

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Mining is predominately from four locations, Guanajuatito, Pozos, Santa Margarita, and Cata using cut and fill mining methods, with minor production from Promontorio, and pillar recovery from the Rayas area. Ore is milled from the mining facilities at the centrally located 1,200tpd capacity, Cata plant, running 20 days per month at a calendar rate of 604tpd.

In 2009, GPR retained Wardrop Engineering Inc. (Wardrop) to complete a Mineral Resource estimate on the Cata Clavo zone, which was the target of GPR’s deep drilling campaign in 2007-2008. The Cata Clavo zone was estimated to contain Indicated Resources of 320kt at 359g/t Ag and 1.2g/t Au and Inferred Resources of 24kt at 296g/t Ag and 1.0g/t Au (Wardrop, 2009b). The estimate was carried out using Inverse Distance Squared (ID2) weighting, and reported at a Net Smelter Return (NSR) cut-off of US$37.50/t.

In 2010 Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by GPR to prepare estimates of Mineral Resources and Mineral Reserves and an independent Technical Report on the Guanajuato Mine, near Guanajuato, Mexico. The resources and reserves reported reside within three areas of the mine, The Cata Clavo, Los Pozos and Santa Margarita. Scott Wilson RPA reported a combined Measured and Indicated Resource for these zones of 399kt at 2.12g/t Au, and 287g/t Ag and an Inferred Resource of 212kt at 4.39g/t Au and 287g/t Ag.

In 2011, internal estimates of the Mineral Resources for the Guanajuato Mine were initiated for an effective date of 31 January 2012. The resources were reported for four areas of the mine, namely Cata, Los Pozos, Santa Margarita and Guanajuatito. The combined Measured and Indicated Resource reported for these zones was 508.5kt at 2.41g/t Au, and 199g/t Ag and an Inferred Resource of 223.2kt at 2.10g/t Au and 221g/t Ag.

This compilation report includes mineral resource estimations for the various mineralized zones at Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano and Promontorio with an effective date of July 31st, 2013.

Currently, the major assets and facilities associated with the Guanajuato Mine are:

•	Silver-gold deposits within the Veta Madre trend.

•

The physical plant site including crushing, grinding, flotation and dewatering, the tailings storage facility, mine shafts and associated facilities, coarse ore bin, main ventilation fan, workshops, warehouses, administration buildings and dry facilities.

August 2014	Page 2-2

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

•

Facilities providing basic infrastructure to the mine, including electric power from the national power grid and water supply from mine working. The Cata plant site is served by community provided services such as water and sewerage.

•	Underground infrastructure including mine shafts, ramps, ventilation raises, maintenance shops, and mobile equipment fleet.

•	Access by paved roads to the mill and unsealed roads to the tailings facility.

2.2	San Ignacio Mine

This report includes the latest San Ignacio Mineral Resource Estimate of Waldegger and Brown (2014) with an effective date of April 6th, 2014. The Mineral Resource estimate was based on data provided by the company including drill-hole data from 116 diamond drill holes, and wireframe domains that represent four mineralized veins known as Veta Melladito, Veta Intermediate, Veta Nombre de Dios 1, and Veta Nombre de Dios 2. Mineral Resources were tabulated at a cut-off of 125 g/t Ag equivalent grade based on a ratio of silver to gold value of 60 to 1. Great Panther established the ratio and cut-off grade.

2.3	El Horcon Project

This report includes the initial mineral resource estimate (Brown, 2013) for the Diamantillo, Diamantillo HW, Natividad, and San Guillermo mineralised veins, with an effective date of August 31, 2013, at the El Horcon Project of Great Panther Silver Limited located in Jalisco State, Mexico.

The El Horcon Project which is the subject of this report is located in Jalisco State, Mexico. GPR acquired the property in 2012 and owns a 100% interest through Minera Mexicana El Rosario, S.A. de C.V. (MMR), a wholly owned Mexican subsidiary of GPR. The principal metals of interest are gold, silver, lead, and zinc. Mineralization occurs along structures, the largest of which is the Veta Madre with a strike length of 5km. There is minor past production (20th century) through a series of cross cutting adits, and drifting along the structures, notably on the Diamantillo and San Guillermo veins. Production from the Spanish colonial era (16th and 17th centuries) was focused on shallow southwest dipping veins (“mantos”) parallel but northeast of GPR’s drilling.

Currently there is road access to the project. There are no facilities or assets on site.

August 2014	Page 2-3

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

2.4	Santa Rosa Project

The Santa Rosa Project includes a cluster of non-contiguous mineral claims to the northeast of Guanajuato. Most cover segments of historically known veins within the Sierra vein system, as well as two claims located further north staked more from a regional conceptual nature.

August 2014	Page 2-4

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

3.0	RELIANCE ON OTHER EXPERTS

This GMC compilation report has been compiled in-house by GPR personnel Robert F. Brown (P. Eng., Qualified Person & V.P. Exploration). The information, conclusions, opinions, and estimates contained herein are based upon internal information available at the time of writing and assumptions, conditions, and qualifications as set forth in this report.

The author, while taking full responsibility for the report content, recognizes the assistance of Linda Sprigg (former GPR mineral resource geologist and co-author of Brown & Sprigg (2013)), Michael F. Waldegger, independent mineral resource geologist and co-author of Waldegger and Brown (2014)), Mohammad Nourpour (Vancouver office based Geologist & Spatial Specialist), Alistair Barrett (Vancouver based cartographer) and Ledion Bushi (Technical Assistant, MMR).

For the purpose of this report, the author has researched property title or mineral rights for the Guanajuato Mine Complex properties and confirms title in the name of Minera Mexicana El Rosario S.A. de C.V. (100% owned Mexican subsidiary of Great Panther Silver Limited). At El Horcon it should be noted that several outside claims (outside the drilling area) have been cancelled, but that the cancellation orders are being challenged. Resolution of the cancellation and GPR challenge is ongoing as of the date of this report.

August 2014	Page 3-1

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

4.0	PROPERTY DESCRIPTION AND LOCATION

The Guanajuato Mine Complex properties are situated north of the city of Guanajuato, Guanajuato State, Mexico, approximately 430km northwest of Mexico City (see Figure 4-1). The properties consist of 52 contiguous and non-contiguous claims that cover approximately 22,786.3415 ha in area (see Table 4-1 and 4-2)). The claim groups are located at approximately 21° 03' N latitude and 101° 15' W longitude (NAD 27 UTM 265500E, 2327500N). GPR holds a 100% interest in the properties through its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A.de C.V. (MMR).

For display and description purposes the claims have been subdivided into the Guanajuato Mine, San Ignacio Mine, El Horcon Project, and Santa Rosa Project areas.

Mexican taxes on mineral claims are due bi-annually in January and July (the Company is up to date), and assessment must be filed annually each May (the Company is up to date).

4.1	Guanajuato Mine

The claims that comprise the GPR holdings at Guanajuato Mine are shown in Figure 4-3. Claim boundaries have been legally surveyed. The tailings disposal area and the waste rock dump are contained within the property boundaries in areas where GPR holds surface rights at Guanajuato Mine. There are no known environmental liabilities associated with the mineral claims.

August 2014	Page 4-1

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 4-1:	Guanajuato Mine Complex Property

August 2014	Page 4-2

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 4-2:	Guanajuato Mine Complex Claims

August 2014	Page 4-3

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 4-1:	Claims that Comprise the GPR Holdings at the Guanajuato Mine Complex

Area	Claim name	Title #	Hectares	Date of Record	Expiration Date
GTO	La Victoria	168162	28.7718	02/03/1981	01/03/2031
GTO	Cata	168163	91.6040	02/03/1981	01/03/2031
GTO	Esperanza	168164	47.4890	02/03/1981	01/03/2031
GTO	Valenciana	168165	91.9428	02/03/1981	01/03/2031
GTO	Rayas	168167	88.6727	02/03/1981	01/03/2031
GTO	1ra. Ampliacion de Esperanza	168169	8.9073	02/03/1981	01/03/2031
GTO	Primera Ampl. de Valenciana	168170	97.3097	02/03/1981	01/03/2031
GTO	El Borrego	168171	24.0000	02/03/1981	01/03/2031
GTO	El Progreso	180370	30.8635	25/03/1987	24/03/2037
GTO	El Promontorio	180371	10.3232	25/03/1987	24/03/2037
GTO	El Caliche	233320	7.8465	02/03/1981	01/03/2031
GTO	Animas o Espiritu Santo	233312	4.1420	02/03/1981	01/03/2031
GTO	San Vicente	233311	3.0552	02/03/1981	01/03/2031
GTO	Pipichagua	160650	6.0000	10/10/1974	09/10/2024
GTO	Nueva Seguridad	160674	27.0000	10/10/1974	09/10/2024
GTO	La Guadalupana	161526	16.0000	25/04/1974	24/04/2024
GTO	Socavon de La Fe	189664	15.0000	05/12/1990	04/12/2040
GTO	El Zapote	214890	80.7106	04/12/2001	03/12/2051
GTO	El Triangulo	229058	0.1237	28/02/2007	27/02/2057
San Ignacio	San Francisco de Pili	168161	97.2871	02/03/1981	01/03/2031
San Ignacio	Purísima Conception	168166	66.0000	02/03/1981	01/03/2031
San Ignacio	San Pedro Gilmonene	168168	72.1458	02/03/1981	01/03/2031
San Ignacio	San Francisco de Asis	169359	6.8808	11/11/1981	10/11/2031
San Ignacio	La Chuparrosa	169360	1.2000	11/11/1981	10/11/2031
San Ignacio	San Antonio	177934	49.0000	29/05/1986	28/05/2036
San Ignacio	Primera Ampl. de San Antonio	215568	32.1847	19/12/1991	18/12/2041
San Ignacio	Robledo	191436	49.4860	19/12/1991	18/12/2041
San Ignacio	Primera Ampliacion de Sirio	192176	24.0000	19/12/1991	18/12/2041
El Horcon	Ampl. San Ignacio de Loyola	214853	420.0000	04/12/2001	03/12/2051
El Horcon	La Perlita I	215054	226.7442	07/02/2002	06/02/2052
El Horcon	La Perlita Frac. I	215055	280.8344	07/02/2002	06/02/2052
El Horcon	La Perlita Frac. II	215056	181.3383	07/02/2002	06/02/2052
El Horcon	Comanja	215375	99.9270	19/02/2002	18/02/2052
El Horcon	Ana Camila	222078	700.0000	07/05/2004	06/05/2054
El Horcon	Ana Camila I	224984	100.0000	06/07/2005	05/07/2055

August 2014	Page 4-4

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

El Horcon	Horcon 1	225451	222.9318	08/09/2005	07/09/2055
El Horcon	Horcon 2 Fracción I	225467	1222.0977	09/09/2005	08/09/2055
El Horcon	Horcon 2 Fraccin II	225468	15.0000	09/09/2005	08/09/2055
El Horcon	Horcon 3 Fraccin I	226421	33.1830	17/01/2006	16/01/2056
El Horcon	Horcon 3 Fraccin II	226422	6.2134	17/01/2006	16/01/2056
El Horcon	Horcon 4 Fracc. I	228452	4387.9491	22/11/2006	21/11/2056
El Horcon	Horcon 4 Fracc. II	228453	10.0000	22/11/2006	21/11/2056
El Horcon	Horcon 4 Fracc. III	228454	2.2936	22/11/2006	21/11/2056
El Horcon	Horcon 4 Fracc. IV	228455	0.1251	22/11/2006	21/11/2056
El Horcon	Horcon 4 Fracc. V	228456	0.0205	22/11/2006	21/11/2056
Santa Rosa	Red. Salaverna	219875	178.8078	23/05/2000	22/05/2050
Santa Rosa	Red. Salaverna Norte 1	217140	1187.0675	16/01/1998	15/01/2048
Santa Rosa	Clavellina	211241	120.0000	18/04/2000	17/04/2050
Santa Rosa	Nuevo Guerrero	186242	27.8617	22/03/1965	21/03/2015
Santa Rosa	Canada de La Virgen	214875	30.0000	04/12/2001	03/12/2051
Santa Rosa	La Prometida	242882	500.0000	21/02/2014	20/02/2064
Santa Rosa	Romeo y Julieta	242684	11756.0000	17/12/2013	16/12/2063
		TOTAL:	22,786.3415

August 2014	Page 4-5

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 4-3:	Mineral Claims Map Guanajuato Mine area

4.2	San Ignacio Mine

The claims that comprise the GPR holdings at San Ignacio Mine are shown in Figure 4-4. Surface rights owned by GPR are limited to blocks of ground around the San Ignacio shaft and a newly acquired block over the present underground development (new roads, mine rock dumps, and surface infrastructure). Surface access is negotiated with various individual owners. There are no known environmental liabilities associated with the mineral claims.

August 2014	Page 4-6

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 4-4:	Mineral Claims Map San Ignacio Mine area

Lucero Mine
ENDEAVOUR
San Ignacio Mine
San Francisco De Pili
Purisima
Historic Mine
San Pedro Gilmonene
1st Ampl. De Sirio
Robledo
San Antonio
1st Ampl. San Antonio
San Francisco De Asis
La Chuparrosa
to León
to Guanajuato
LEGEND
San Ignacio Claim Block
Access roads
Historical mine workings
0
500
1000
metres
LOCATION MAP
El Horcón Project
Santa Rosa Project
AREA COVERED BY MAIN MAP
San Ignacio Mine
Guanajuato Mine Complex
Guanajuato
GREAT PANTHER SILVER LTD.
San Ignacio Mine
Guanajuato State, Mexico
Mineral Claim Map
July 2014
as shown
4.4

August 2014	Page 4-7

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

4.3	El Horcon Project

The claims that comprise the GPR holdings at the El Horcon project are shown in Figure 4-5. The El Horcon Project property is situated north of the city of Leon (Guanajuato State), in the state of Jalisco, Mexico, approximately 470km northwest of Mexico City (see Figure 4-1). The claim group is located at approximately 21° 22' N latitude and 101° 45' W longitude (NAD 27 UTM 220,000mE & 2,365,000mN). There are no known environmental liabilities associated with the mineral claims.

Figure 4-5:	Mineral Claims Map El Horcon Project area

4.4	Santa Rosa Project

The claims that comprise the GPR holdings at San Ignacio Mine are shown in Figure 4-6. Access to the area being explored and drilled by GPR in 2012 is by highway 110 northeast from Guanajuato to Dolores Hidalgo, turning off onto a gravel road 13 km NE of Guanajuato at the village of Santa Rosa, and then proceeding to the village of Canada de la Virgin another 40km to the northeast. There are no known environmental liabilities associated with the mineral claims.

August 2014	Page 4-8

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 4-6:	Mineral Claims Map Santa Rosa Project area

August 2014	Page 4-9

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Guanajuato Mine

5.1.1	Accessibility

The property is situated along the north eastern side of the city of Guanajuato and is accessible via city streets. Guanajuato has a population of approximately 153,400 and is located within 50km, by road, of an international airport at Len, Mexico. The project is easily accessible from major population centres in central Mexico via a system of modern roads.

5.1.2	Climate

Central Mexico has a dry climate with an annual precipitation of about 600mm per year generally falling between June and October. The annual mean temperature is 25°C, but winters can be cool with lows approaching 0°C. Exploration and mining work can be conducted year-round uninterrupted by weather.

5.1.3	Local Resources

Guanajuato has a long history of mining so labour and supplies are readily available. Storage, waste disposal, and plant sites are well established.

5.1.4	Physiography

Guanajuato is located on the Central Plateau of Mexico in the Sierra Guanajuato Mountains. The terrain is moderately rugged, with elevations on the property ranging from 1,600 MASL to 2,200 MASL. Hillsides are deeply incised by drainage and slopes are moderately to extremely steep. Vegetation consists of grasses, small trees, shrubs, and cacti. Larger trees grow in the valley bottoms where there is more water.

5.2	San Ignacio Mine

5.2.1	Topography, Elevation, and Vegetation

The Property area is characterized by rolling hills with small-incised drainages, which generally provide windows through thin soil cover to good bedrock exposures.

August 2014	Page 5-1

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Two small villages (San Pedro and Mexiamora) are located within the property, as are several other isolated homes and small farms. Some of the property is underlain by cultivated land on which local farmers grow corn.

5.2.2	Accessibility

Access to the property is via a 35-minute drive from the outskirts of the city of Guanajuato, mostly by paved road through the towns of Santa Ana and Cristo Del Rey.

The property is located approximately 8 km northwest of the city of Guanajuato, in Guanajuato State, Mexico, and approximately 380 km by road northwest of Mexico City. The city of Guanajuato has a population of nearly 150,000 inhabitants and is serviced by an international airport located on the outskirts of Silao, a 30-minute drive on a toll road from Guanajuato.

5.2.3	Climate and Physiography

Exploration and mining work can be conducted year-round uninterrupted by weather. The area has a dry climate with an annual precipitation of about 600 mm, generally falling between June and October. The annual mean temperature is 25°C; however, winters can be cool, with lows approaching 0°C.

5.2.4	Infrastructure and Local Resources

The Company and various property owners in the area are negotiating surface rights sufficient for mining operations. Grid power is available to the property, and some buildings and storage sheds exist on site at the old San Ignacio shaft. Most of the supplies and labour required for the exploration programs were sourced from the cities of Guanajuato or Leon. The area has a long history of mining, and there is an ample supply of skilled personnel and the surface facilities sufficient for a mining operation.

August 2014	Page 5-2

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

5.3	El Horcon Project

5.3.1	Accessibility

The El Horcon Project is situated along the eastern side of the Sierra Guanajuato mountain range and is accessible via a rough access road 10km north of Comanja, Nayarit. Comanja is a small village and has a population of approximately 500 people and is located within 40km, by road, of an international airport at Len, Mexico. The El Horcon Project is easily accessible from major population centres in central Mexico via a system of modern roads.

5.3.2	Climate

Central Mexico has a dry climate with an annual precipitation of about 600 mm per year generally falling between June and October. The annual mean temperature is 25°C, but winters can be cool with lows approaching 0°C. Exploration and mining work can be conducted year-round uninterrupted by weather.

5.3.3	Local Resources

Access to local resources is within the city of Leon (~1 million inhabitants), 50km south of the El Horcon Project.

5.3.4	Physiography

The El Horcon Project is located on the Central Plateau of Mexico in the Sierra Guanajuato Mountains. The terrain is moderately rugged, with elevations on the property ranging from 1,600 MASL to 2,400 MASL. Hillsides are deeply incised by drainage and slopes are moderately to extremely steep. Vegetation consists of grasses, small trees, shrubs, and cacti. Larger trees grow in the valley bottoms where there is more water.

5.4	Santa Rosa Project

5.4.1	Accessibility

The southern claims of the Santa Rosa Project is situated along the eastern side of the Sierra Guanajuato mountain range and is accessible via road access 20km northeast of Guanajuato, Guanajuato. The city of Guanajuato has a population of nearly 150,000 inhabitants and is serviced by an international airport located on the outskirts of Silao, a 30-minute drive on a toll road from Guanajuato. The more northerly claims in the Santa Rosa project are located nearer the town of San Felipe, an 80km drive north of Guanajuato by paved road.

August 2014	Page 5-3

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

5.4.2	Climate

Central Mexico has a dry climate with an annual precipitation of about 600 mm per year generally falling between June and October. The annual mean temperature is 25°C, but winters can be cool with lows approaching 0°C. Exploration and mining work can be conducted year-round uninterrupted by weather.

5.4.3	Local Resources

Access to local resources is within the city of Guanajuato (150,000 inhabitants) and San Felipe.

5.4.4	Physiography

The Santa Rosa Project is located on the Central Plateau of Mexico in the Sierra Guanajuato Mountains. The terrain is moderately rugged, with elevations on the mineral claims ranging from 1,600 MASL to 2,400 MASL. Hillsides are deeply incised by drainage and slopes are moderately to extremely steep. Vegetation consists of grasses, small trees, shrubs, and cacti. Larger trees grow in the valley bottoms where there is more water.

August 2014	Page 5-4

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

6.0	HISTORY

6.1	Guanajuato Mine

Exploration in the Guanajuato Mine area dates back to 1548 when silver mineralization was first discovered in the La Luz area by Spanish colonists. Two years later an outcrop of the Veta Madre was found on what is now the Rayas mineral claim. Mining took place on a relatively small scale until the early 1700s when application of explosives for tunneling resulted in a significant increase in productive capacity. In the latter portion of the 18th century, Antonio Obregn y Alcocer financed the discovery and development of the Valenciana Mine (within the present Valenciana mineral claim). This mine became one of the premier silver mines in the world, at the time accounting for a third of global annual silver production. As a result of the success of the Valenciana Mine, Alcocer was bestowed the title of Count Valenciana. The Spanish controlled mining in the district until 1816 when mining ceased and all production facilities were destroyed during the Mexican War of Independence. The Valenciana Mine was reopened in 1868 with British capital. The British interests ran the mines for ten years but did not enjoy much success, losing a considerable amount of money. Operations at that time were hampered by a lack of rail facilities and the necessity for hauling heavy equipment from the coast by mule. Mining production declined during the early 1900s due to low prices. At that time, American interests acquired and reopened many of the mines. Old ore dumps and tailings were reprocessed to extract gold and silver using the newly discovered cyanide process; however, the onset of the Civil War in 1910 severely curtailed mining activity in the country, resulting in a decades-long slump in production.

By the mid-1930s, demands for higher pay and better working conditions resulted in the mines being turned over to the Sociedad Cooperativa Minera Metalúrgica Santa Fe de Guanajuato (the Cooperative) in 1939. The Cooperative operated several mines in the district throughout the latter half of the 20th century and into the 2000s. GPR acquired the Guanajuato Mine from the Cooperative in 2005. The operation included two main properties (Guanajuato and San Ignacio claims), a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate). The total purchase price was US$7,250,000 (paid) consisting of staged cash payments to the end of 2006. At the time of the purchase, the operation suffered from lack of investment and working capital, and had not run at full capacity since 1991. GPR resumed production in 2006 and has run continuously since that time. Production achieved by GPR to the end of July, 2013 is summarized in Table 6-1 below.

August 2014	Page 6-1

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 6-1:	Guanajuato Production Figures – Great Panther Silver Limited - Guanajuato Mine

Year	Tonnes	Oz Silver	Oz Gold
2006	86,111	105,480	988
2007	203,968	521,225	3,794
2008	155,079	848,083	5,488
2009	138,517	1,019,751	6,748
2010	144,112	1,019,856	6,619
2011	169,213	959,490	7,515
2012	174,022	1,004,331	10,350
2013*	119,179	563,608	8,444
Total	1,190,201	6,041,824	49,946

*Source: GPR Annual reports for 2006 to 2012 inclusive, for January – July 2013 details from production records.

6.2	San Ignacio Mine

Exploration in the Guanajuato mining district dates back to 1548, when silver mineralization was first discovered in La Luz area by Spanish miners on their way to find their fortune on the newly discovered bonanza veins in the Mexican state of Zacatecas. Historical documentation has indicated that mining activity on the La Luz vein system has passed through numerous of boom and bust cycles. No mining records remain of work undertaken in the area from 1548 until 1793. Research by Great Panther geologists has turned up a number of maps post-dating 1793, depicting the development and mining from a number of shafts and adits.

The Sociedad Cooperativa Minera Metalurgica Santa Fe de Guanajuato (the Cooperative), which began its existence in 1939, amassed what is now the San Ignacio property (see section 6.1) .

The Cooperative operated several mines in the Guanajuato Mining district throughout the latter half of the 20th and into the 21st Century, including the Guanajuato Mine at Guanajuato, Mexico.

On the San Ignacio Property there are twelve known historical workings including major shafts at San Ignacio, Pursima, Pili, and San Jose de Garcia. No production figures for these workings are available except for those relating to the mining by the Cooperative from the San Ignacio shaft. Cooperative records from 1977 to 2001 indicate that 617,455 tonnes at a grade of 113g/t Ag and 1.01g/t Au were extracted from the San Ignacio shaft along a parallel structure to those in this mineral resource estimate report, at an average rate of 85t/d. As there was no processing facility at San Ignacio, ore was trucked back to the Guanajuato Mine plant in the main Guanajuato Mine Complex, approximately 20 km by road.

August 2014	Page 6-2

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

The Cooperative initiated diamond drilling on the San Ignacio property in 1979 with drilling from underground workings at the San Ignacio shaft. Holes from surface were drilled sporadically during the period from 1982 until 1990 and focused on a vein system parallel and to the east of the mineral resource in this report. Robert Brown has informed Mr. Waldegger through personal communication that the drill core from these holes no longer exists, although the logs and assays from these holes are available in the Mine Geology Department at the Cata mine site in Guanajuato and in electronic format. Mr. Waldegger has not reviewed the logs and the data was not included in the resource estimate.

Great Panther has recovered material from low-grade surface stockpiles on the San Ignacio property and processing it in the Guanajuato Mine plant. A total of 10,252 tonnes averaging 0.42g/t Au and 61g/t Ag has been processed since the start of the campaign in March 2011 ending in March 2012.

Great Panther has also been developing underground using a surface portal and ramping to access both the Intermediate and Melladito veins. From late November 2013 until the end of the first quarter (March 31) 2014 a total of 8,037 tonnes grading 103 g/t silver and 2.47 g/t gold was processed by the Guanajuato Mine. Total development to the end of March 2014 was 729 meters.

Application to SEMARNAT for a phase VI surface drill program of 3,500 meters is completed.

6.3	El Horcon Project

The earliest exploitation of veins on the El Horcon Project area was by the Jesuits, during the Spanish reign, from the late 1500’s to their expulsion from Mexico in 1767. No production records are available, and various shallow southwest dipping veins were mined all to the immediate northeast of the drilling of GPR. Minor amounts of exploitation have been conducted, both by drifting along the veins and by stoping, on the Diamantillo and San Guillermo veins (including but not limited to the El Horcon, La Luz and Diamantillo underground access tunnels).

In 1932 a mining engineer Charles E. Pouliot completed a mining study and evaluation of pillars, fill and remaining portions of the Diamantillo, San Guillermo and veins exploited by the Jesuits. It is not known if exploitation ensued. During the latter part of the 20th century several bulk samples were shipped to various mills for metallurgical evaluation of these sulfide rich veins.

August 2014	Page 6-3

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

A number of academic geological studies have been completed in the late 20th century by the Mexican Geological Survey. In 2004 and 2005 Mauricio Hochschild Mexico (MHM) conducted significant geological, structural, and geochemical studies on the veins of the Comanja area, followed by drilling of 12 core holes totalling 3,570.3m. In 2008 and 2009 EXMIN conducted further geological and geochemical studies, including underground mapping and sampling, and core drilling (5 holes totaling 1,052m) in an effort to move the project to exploitation, without success.

GPR purchased 100% of the El Horcon Project in 2012 which included most of the exploited veins mentioned above, with the exception of certain internal claims covering portions of the veins.

6.4	Santa Rosa Project

The core of the Santa Rosa Project claims (other than Prometida and Romeo y Julieta claims cover vein exposures along the Sierra vein system, along the eastern flank of the central Veta Madre vein. Minor amounts of pitting, short adits, and shallow vertical shafts have been completed with minor amount of vein exploitation. No records are available as to these activities likely from the late 1500’s to relatively recently. GPR completed due diligence sampling during 2011 and purchased the Santa Rosa claims during the same year. The Canada de Virgin claim was part of the Cooperative claim block (Guanajuato Mine) purchased by GPR in 2006. The Prometida and Romeo y Julieta mineral claims were staked by GPR in 2012 as part of a regional geological evaluation.

August 2014	Page 6-4

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The GMC is in the Guanajuato Mining District, which is located in the southern part of the Mesa Central physiographic province. The Mesa Central is an elevated plateau of Cenozoic volcanics and volcaniclastics located in central Mexico. It is bounded to the north and east by the Sierra Madre Oriental, to the west by the Sierra Madre Occidental, and to the south by the Trans-Mexican Volcanic Belt.

Rocks within the Mesa Central consist of a Paleocene to Pliocene sequence of dacite-rhyolite, andesite, and basalt, with related intrusive bodies and intercalated local basin fill deposits of coarse sandstones and conglomerates. This Cenozoic volcanic-sedimentary sequence overlies a package of deformed and weakly metamorphosed Mesozoic submarine mafic volcanics and turbidites.

Within the Mesa Central, the GMC is located in the Sierra de Guanajuato, a northwest-trending anticlinal structure approximately 100 km long and 20 km wide (see Figure 7-1 and 7-1a). The strata within the belt are transected by northwest, north, east-to-west, and northeast-trending regional scale faults. It is predominantly the northwest-trending structures, however, which control the position of mineralization. Normal fault movement along northeast-trending faults resulted in the downward displacement of certain blocks and the preservation of strata that was eroded in other areas. The northeast faults are therefore important locators of mineral camps within the belt.

Cretaceous volcanic rocks of La Luz Basalt underlie the San Ignacio property. These rocks are part of a volcanic-sedimentary complex that has various tectonic interpretations, but in general preserves a tectonic history probably related to northeastward tectonic thrust emplacement. By contrast, much of the area to the south (e.g., in and around Guanajuato Mine) is underlain by a series of Tertiary volcanic rocks that lie unconformably on La Luz Basalt. The lower Guanajuato Conglomerate is widespread and is of mid-Eocene to early Oligocene. Later, volcanic rocks were deposited unconformably on the Guanajuato conglomerate in a caldera setting at the intersection of regional northeast and northwest mid-Oligocene extensional fracture systems.

Three main northwest-trending precious metal-bearing vein systems occur in the district: the Sierra, Veta Madre, and La Luz systems.

August 2014	Page 7-1

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 7-1:	Guanajuato Mine Complex Regional Geology

August 2014	Page 7-2

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 7-1a:	Guanajuato Mine Complex Regional Geology Legend

Legend to accompany Figure 7.1 - Regional Geology Map

SIMBOLOGÍA
CUATERNARIO
Qal ALUVIÓN
CONGLOMERADO POLIMÍCTICO
BASALTO
TRAQUIANDESITA
TERCIARIO
NEÓGENO
ARENISCA - TOBA RIOLÍTICA
DEPÓSITO LACUSTRE
ARENISCA - CONGLOMERADO POLIMÍCTICO
PALEÓGENO
ANDESITA
RIOLITA - TOBA RIOLÍTICA
RIOLITA - IGNIMBRITA
TOBA RIOLÍTICA
RIOLITA (Y DOMOS)
IGNIMBRITA - TOBA RIOLÍTICA
LATITA (Y DOMOS)
TRAQUITA
ANDESITA - DACITA
IGNIMBRITA
RIODACITA
ANDESITA
DACITA - ANDESITA
CONGLOMERADO POLIMÍCTICO
CRETÁCICO
SUPERIOR
LUTITA - ARENISCA
CALIZA
LUTITA - CALIZA
INFERIOR
CALIZA - LUTITA
CALIZA
KIY YESO
JURÁSICO
SUPERIOR
LUTITA - CALIZA
VOLCANO SEDIMENTARIO
BASALTO
TONALITA
DIORITA
ULTRAMÁFICA
ROCAS ÍGNEAS INTRUSIVAS
GABRO
GRANITO
ELEMENTOS ESTRUCTURALES
CONTACTO GEOLÓGICO
FOLIACIÓN
PSEUDOESTRATOS
FLUJO DE LAVA
DOMO
FALLA NORMAL
FALLA NORMAL INFERIDA
FALLA INVERSA
FALLA INVERSA INFERIDA
ANTICLINAL
ANTICLINAL RECUMBENTE
SINCLINAL
SINCLINAL RECUMBENTE
FRACTURA
FRACTURA MEDIDA
LÍNEA DE SECCIÓN
SÍMBOLOS MINEROS
MINAS
MANIFESTACIÓN PEQUEÑA DE MINERAL IN-SITU
MINA EN PRODUCCIÓN
MINA ABANDONADA
MINA EN REACTIVACIÓN
PROSPECTO
BANCO DE ROCAS DIMENSIONABLES
EN EXPLOTACIÓN
ABANDONADO
PROSPECTO
BANCO DE AGREGADOS PÉTREOS
EN PRODUCCIÓN
ABANDONADO
PROSPECTO
TIPOS DE PLANTAS
PLANTA DE BENEFICIO
PLANTA GEOTÉRMICA
PROCESADORA DE NO METÁLICOS
MUESTREO
PETROGRÁFICO
ESQUIRLA
MINERAGRÁFICO
PALEONTOLÓGICO
DATACIÓN RADIOMÉTRICA
ALTERACIONES
CLOR CLORITIZACIÓN
PIRI PIRITIZACIÓN
ARGI ARGILITIZACIÓN
SILI SILICIFICACIÓN
CAOL CAOLINIZACIÓN
CARB CARBONATACIÓN
OXID OXIDACIÓN
TURM TURMALINIZACIÓN
LÍMITE DE ALTERACIÓN
DEPÓSITOS MINERALES
FORMA
VT VETA
CH CHIMENEA
MS MASIVO
SK STOCKWORK
ES ESTRATIFORME
DS DISEMINADO
LT LENTICULAR
MA MANTO
ORIGEN
EXHALATIVO
HIDROTERMAL
MAGMÁTICO
PLACER
REEMPLAZAMIENTO
SEDIMENTARIO
SINGENÉTICO
METASOMATISMO DE CONTACTO
NATURALEZA DE LA MINERALIZACIÓN
SF SULFUROS
OX ÓXIDOS
CB CARBONATOS
SC SILICATOS
AL ALUMINOSILICATOS
FF FOSFATOS
FL FLUORUROS
NT ELEMENTOS NATIVOS
SÍMBOLOS TOPOGRÁFICOS
POBLADO
CARRETERA
TERRACERÍA TRANSITABLE EN TODO TIEMPO
TERRACERÍA TRANSITABLE EN TIEMPO SECO
BRECHA
VEREDA
VÍA DE F.F.C.C.
AEROPUERTO
CURVA DE NIVEL
CORRIENTE PERENNE
CORRIENTE INTERMITENTE
CUERPO DE AGUA
EQUIDISTANCIA ENTRE CURVAS DE NIVEL

GREAT PANTHER SILVER LTD.	
Guanajuato Area Properties Guanajuato & Jalisco States, Mexico	
Regional Geology Map **LEGEND**	
Date Sept 2014	To Accompany Figure 7.1

from Servicio Geológico Mexicano, "Carta Geológico-Minera, Guanajuato F14-7", 1:250,000, 1997

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

7.2	Guanajuato Mine

7.2.1	Local and Property Geology

The Guanajuato Mining District is underlain by Mesozoic marine sediments and predominantly mafic submarine lava flows, of the Luz and Esperanza Formations, these are weakly metamorphosed and intensely deformed. This basal sequence is cut by a variety of intrusive bodies ranging in composition from pyroxenite to granite with tonalitic and dioritic intrusive being the most volumetrically significant.

Cenozoic volcanic and volcanogenic sediments unconformably overlie the Mesozoic basement rocks. In the area the oldest Cenozoic unit is the Paleocene Comanja granite, this was followed by the Eocene extrusion of andesite which was sporadically deposited and contemporaneous with the deposition of the Guanajuato conglomerate in localized grabens. The Guanajuato conglomerate underlies an unconformity beneath a sequence of felsic to mafic volcanic rocks that consist of, Oligocene ignimbrites, lava flows and domes. The local area geology is shown on Figure 7-2.

The country rocks are transected by numerous faults which host precious metal-bearing veins, stock-works and breccias. The deposits are Oligocene in age and hence contemporaneous with the eruption of felsic – intermediate volcanics. The primary strike direction of the faults which host the veins is northwest, less significant are north-south, east-west, and northeast orientations. Principal fault systems in the Guanajuato camp are the La Luz, Sierra, and Veta Madre; these are displayed on Figure 7-2. The Veta Madre hosts the Mineral Resource that is the subject of this report. This Veta Madre structure is traceable for 25km through the district. It strikes northwest-southeast and dips at ~45 degrees to the southwest. A cross section through the local area geology is shown as Figure 7-3.

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Guanajuato, Mexico

Figure 7-2:	Local Area Geology for the Guanajuato Mine Complex – With Section Line of Figure 7- 3 Shown

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Figure 7-3:	Local area geology cross section showing approximate ore outlines of Randall’s (1994) Lower Ore and the approximate ore outline of the Guanajuato Mine projected onto the section line

7.2.2	Mineralization

In the GMC mineralization occurs within fault zones as discontinuous shoots and tabular bodies. It is apparent from mine plans that stopes can be in the order of 700m long and extend for 400m vertically. Zone thickness ranges from centimetre-scale to tens of metres. The mineralizing event is thought to have taken place during the Oligocene, a period of intense felsic volcanic activity in the area, and comprised three stages termed pre-ore, ore, and post-ore. Pre-ore mineralization consists of trace silver and gold with accessory quartz and adularia. Ore mineralization comprises an early silver-rich phase associated with adularia, as well as a later low-silver variant, which is typified by calcite and quartz. The post-ore mineralization is also precious metal-poor, with accessory calcite, dolomite, and fluorite.

The primary economic components are silver and gold, with silver the more important of the two. Base metals do not normally occur in economic concentrations. Average silver grades of the ore are typically in the 100g/t Ag to 500g/t Ag range but locally can be over 1,000g/t Ag. Gold grades are generally in the 0.5g/t Au to 2g/t Au range, with the exception of Santa Margarita where average grades are in the range of 5-7g/t Au. Relative gold and silver contents at Santa Margarita are quite different from Cata, Pozos and Guanajuatito. The average silver to gold ratio in Cata is roughly 225:1, at Pozos 250:1, at Guanajuatito 275:1 while at Santa Margarita 3.5:1. Within the mine drill core and channel samples are not normally analysed for base metals so an average grade for Cu, Pb or Zn is not obtainable.

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Mineralization at the GMC is closely associated with the structural history. The “Veta Madre” quartz-adularia vein / breccia system is closely associated with the Madre fault and an associated diorite dyke (thickness varying from discontinuous lenses at Guanajuatito to a 50-100m thick body in the Cata, Los Pozos, and Santa Margarita areas), oriented 325 degrees with a 45 degree southwest dip. The Veta Madre forms along the dyke contacts, and in the footwall Esperanza Formation footwall rocks to the Madre fault. At the Guanajuatito zone the main mineralization occurs just into the footwall Esperanza Formation deformed siltstone and shale. Four (4) zones were modeled at Guanajuatito, with the Veta Madre and the closely associated footwall (FW) zone being dominant below the 80 level (Figure 7-4). At the Cata zone, Veta Madre mineralization occurs along the base of the diorite dyke with the Esperanza Formation, and as seven (7) separately modelled zones within the diorite. A number of these zones are shallow dipping structural splays (Figure 7-5). The Los Pozos and Los Pozos SE zones are vein stockwork to breccia systems (Veta Madre) at the base of the diorite dyke and into the Esperanza Formation (Figure 7-6). The Santa Margarita zones form a complex structural set of four (4) bodies within the diorite dyke and at its upper contact with the Guanajuato Formation conglomerates or basal andesite. These are above the Veta Madre breccia which is at the diorite contact with the footwall Esperanza Formation, but in this area is barren (Figure 7-7). The San Cayetano zone occurs deep in the Veta Madre south of the Rayas shaft, and tends to be narrow and often in the upper portion of the Veta Madre (Figure 7-8). The Promontorio zone occurs in the hanging-wall Guanajuato Formation conglomerates immediately above the Veta Madre structure at the contact of the Guanajuato Formation and the diorite dyke (Figure 7-9). At Valenciana there are parallel mineralized structures (Veta Madre) at the Esperanza Formation – Diorite contact and into the Esperanza Formation (Figure 7-10).

The best mineralization is often found related to bends in the Veta Madre orientation (Barclay, 2007 and Rhys, 2013) such as at San Vicente in the Rayas area, and at Cata and Santa Margarita. These structural bends may be due to changes in rock type competencies, and varying thickness of the diorite dyke.

The vertical extent of the deposits at Guanajuato spans over 700m (2,200m to 1,500m elevations and open to depth). Mineralization occurring above 2,100m elevation was termed “upper ore”, between 2,100m and 1,700m “lower ore”, and below the 1,700m elevation “deep ore” (Randall, 1994). Fluid inclusion microscope work (Moncada, 2011) from over 850 samples gather through the mine and in deep drilling from the Santa Margarita area, indicated boiling zones from the 2,100m to 1500m (deepest drilling at the GMC) elevations. Moncada’s work, along with Barclay and Rhys’s structural observations of up to eight (8) stages of crosscutting brecciation, and the variable range of Ag:Au ratios indicate that the mineralization along the Veta Madre is associated multi-phase structural activity and fluid flow.

August 2014	Page 7-7

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 7-4:	Property Geology - Guanajuatito – cross section 2940N with ramp access shown. View looking north-northwest, Elevation masl

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Figure 7-5:	Property Geology – Cata Clavo – cross section 12.5N with ramp access shown. View looking northwest, Elevation masl

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
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Figure 7-6:	Property Geology – Los Pozos – cross section 337.5N with ramp access shown. View looking north-northwest, Elevation masl

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Figure 7-7:	Property Geology – Santa Margarita – cross section 100S with ramp access shown. View looking north-northwest, Elevation masl

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Figure 7-8:	Property Geology – San Cayetano– cross section 350S. View looking north- northwest, Elevation masl

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Figure 7-9:	Property Geology – Valenciana – cross section 1800N. View looking north- northwest, Elevation masl

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Figure 7-10:	Property Geology – Promontorio – cross section 450S. View looking north- northwest, Elevation masl

7.3	San Ignacio Mine

7.3.1	Local and Property Geology

The San Ignacio property is underlain by a monotonous package of basalt (Kbas) and andesite (Kanlf) volcanic rocks belonging to the lower Cretaceous La Luz andesite (Randall R. et al., 1994; Stewart, 2006). The basalt generally has subtle to well-developed pillow structures that are locally flattened. In a few localities, inter-pillow hyaloclastite is present and is characterized by a fine breccia composed of devitrified glass shards in a fine groundmass. Primary layering and tops-up indicators are generally difficult to determine from the small outcrops typical of the property, but according to Stewart (2006), the San Ignacio property stratigraphy is not overturned.

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Andesite is generally massive to locally feldspar-phyric to laminated (very rarely), and was probably formed by accumulation of a series of extrusive flows and ash falls.

Locally, these volcanic rocks have interbeds composed of sandstone, siltstone, or fine, pale ash layers (generally sericite-quartz). A more coarse-grained felsic (possibly dacite) unit is exposed northwest of the San Jose Mine in the southern part of the property. Where observed, bedding is generally shallowly dipping.

The mapped distribution of basalt and andesite units is consistent with a lower unit of pillowed basalt, overlain and broadly in-folded with andesite. Although Stewart (2006) mapped mostly Kbas across the San Ignacio property, he also reported that the stratigraphy east of Guanajuato generally consists of a lower pillowed basalt unit overlain by varied andesite volcanic rocks, so it is likely that similar stratigraphy is present at San Ignacio.

The mapped distribution of basalt and andesite units is consistent with open, shallowly plunging, property-scale folding.

Two types of dykes are present on the property, and both are quite rare. In the northern part of the property, a few fine-grained mafic dykes are exposed and preserve foliation and fractures similar to the host volcanic rocks, so these dykes are probably quite early. Fine-grained felsic dykes occur locally near the Veta Nombre de Dios structure, and are generally moderately silicified with minor fine-grained pyrite.

The interpreted property geology map is presented in Figure 7-11.

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Figure 7-11:	San Ignacio Mine Geology Map

2,329,500 mN
2,329,000 mN
2,328,500 mN
2,328,000 mN
2,327,500 mN
2,327,000 mN
2,326,500 mN
257,500 mE
258,500 mE
259,000 mE
259,500 mE
260,000 mE
San Francisco
Pili
San Pablo adit
Sangria
San Ignacio
Purisima
Nuevo
La Boveda
Boca Mina San Jose
Lunes
???
Chayito
San Jose
La Chuparosa
0
500
metres
Outcrop Lithology
Kantf
Kanlf
Kbas
Shear Zone
Kantfd
Kdi
Kbasd
Claim Outline
Region
Mine Workings
Adit entrace
Trench
Waste Dump
Trench
Mine
Mine Tailings
Shaft
Interpreted Lithology
Kanlf
Kantf
Kbas
Vein
GREAT PANTHER SILVER LTD.
San Ignacio Mine Area
Guanajuato State, Mexico
Property Geology Map
7.11

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

7.3.2	Mineralization

The most important phase of mineralization in the Guanajuato district consists of epithermal silver-gold veins contained within northwest-trending, Cenozoic-age faults. La Luz structure consists of numerous mineralized fractures in a northwesterly-trending orientation, which extends for a known strike of approximately 8 km long. Historically productive veins on the property include the Veta Nombre de Dios, Veta Melladito, and Veta Plateros. Other veins identified in the recent Great Panther drilling are the Veta Intermediate, and Veta Nombre de Dios 2. Within the veins, mineralization is contained within tabular veins, vein stockworks, and breccias. The four veins with structural continuity inferred from surface mapping and diamond drilling from surface have been defined up to 650 m along strike and 350 m down dip. Two of the veins are very steeply dipping and two are shallowly dipping and are likely offshoots of the other veins. The veins are accompanied by hydrothermal alteration, consisting of argillic, phyllic, silicic, and propylitic facies.

The primary economic components are silver and gold with approximately equal contributions of each. Base metals do not occur in significant concentrations, and the mineralized material is lead-poor. Economic mineralization consists of fine-grained disseminations of acanthite and pyragerite, with accessory pyrite, and relatively minor sphalerite, and chalcopyrite. Mineral textures in this zone are typically fracture filling, drusy, and colloform masses.

Average silver grades of the four veins range from 55 g/t Ag to 150 g/t Ag; average gold grades from 1.2 g/t Au to 2.5 g/t Au.

7.4	El Horcon Project

7.4.1	Local and Property Geology

The El Horcon project area is underlain by Mesozoic marine sediments and predominantly mafic submarine lava flows, of the Luz and Esperanza Formations; these are weakly metamorphosed and intensely deformed. This basal sequence is cut by a variety of intrusive bodies ranging in composition from pyroxenite to granite with tonalitic and dioritic intrusive being the most volumetrically significant.

Cenozoic volcanic and volcanogenic sediments unconformably overlie the Mesozoic basement rocks. In the area the oldest Cenozoic unit is the Paleocene Comanja granite, this was followed by the Eocene extrusion of andesite which was sporadically deposited and contemporaneous with the deposition of the Guanajuato conglomerate in localized grabens. The Guanajuato conglomerate underlies an unconformity beneath a sequence of felsic to mafic volcanic rocks that consist of, Oligocene ignimbrites, lava flows and domes. The local area geology is shown on Figure 7-12 (and Figure 7-1a (Legend)).

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
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Within the El Horcon Project area quartz-dominate veins follow fractures and faults and are hosted within the Comanja granite, as well the surrounding Mesozoic meta-volcanic and meta-sedimentary rocks.

Figure 7-12:	Local Area Geology for the El Horcon Project

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7.4.2	Mineralization

The vein system at El Horcon is a quartz-chalcedony dominated, structurally-controlled, epithermal system hosted by Paleocene Comanja granitic rocks and Mesozoic low-grade metamorphic metasedimentary / metavolcanic basement, and consists of three principal vein sets that formed in faults and extension fractures.

1. NW-striking, SW-dipping veins with dips generally ranging from 45°-70°+,
2. NW-striking, SW-dipping low-dip veins (20°-30°), and
3. NE-striking generally steep transverse veins.

Guange minerals associated with the quartz veining include minor flourite, hematite, chlorite, calcite, and pyrite, while minerals of economic interest include galena (lead), sphalerite (zinc), and minor chalcopyrite (copper). Petrographic work by MHM indicates that silver is present as acanthite. This undated (likely 2005) MHM report (un-acknowledged author) also indicated four stages of Phase 1, and 3 stages in Phase 2 vein mineralization. Phase 1 includes base metal and precious metal introduction into the vein structures (gold minerals unknown), while Phase 2 stages include calcite and further barren quartz. Beside silicified cataclastic quartz breccia (sealed fault structures), the quartz-chalcedony shows typical epithermal coliform textures.

The primary vein structures on the El Horcon Project include the Diamantillo, San Guillermo, El Ratones, Madre, Crucero, Del Alto, and Alaska veins. From channel samples assay results across the surface expressions of these veins, vein widths, and underground exposures by EXMIN, MHM, and GPR, it was decided to focus the initial core drill-hole program on the Diamantillo and San Guillermo veins. The narrow Natividad and Diamantillo HW veins were found both from drill site preparation and core drilling. The veins extend in a NW-SE orientation for ~7km in strike and across ~2.5km in width.

A cross section through the veining, with interpretation inferred from surface geological mapping and core drilling by GPR is shown on Figure 7-13, Figure 7-14 & Figure 7-15.

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
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Figure 7-13:	Detailed Geology Section 000N for the El Horcon Project

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Figure 7-14:	Detailed Geology Section 200N for the El Horcon Project

The Natividad Vein is a vein structure in the hanging wall of the Diamantillo vein. It is generally narrow reaching widths from 0.50 to 1.80m, this latter being a fault with a gap of only 30cm. It has different degrees of silicification and in many cases, oxidation and is encased in granite. Iron oxides and pyrite are abundant. It is also common to see disseminated galena and on a few occasions, sphalerite appears on the structure. Quartz tends to be mass and on rare occasions, is observed as having light white and gray stripes. The grades reported for the cuts in the diamond boreholes are generally anomalous in gold with values that vary from 0.23g/t to 5.02g/t. The silver values, which vary from 1 to 280g/t, are not so favorable.

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Figure 7-15:	Detailed Geology Section 400N for the El Horcon Project

The Diamantillo hanging wall (HW) is the name given to a series of veins that detach mostly from Diamantillo. They may be structures in which no follow-up has been found in several sections; however, some of them have anomalous values in gold and silver. Said structures will be stockwork, faults, veins or gaps with moderate to strong silicification and encased in granite. Generally, minerals such as siltstone are present and in almost all cuts, disseminated pyrite and galena. On a few occasions, sphalerite can be observed in small quantities. White quartz is a constant, whereas gray quartz appears in almost all these structures, although there are some exceptions. Fluorite is observed in some of these structures, which in most cases, is purple in colour, although there can be green in smaller quantities. The grades produced by these cuts vary from 0.1g/t to 6.16g/t in gold and from 2g/t to 42g/t in silver.

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The Diamantillo Vein is a vein-gap structure, although in borehole EH13-009, it is shown as a faulted stockwork, hosted in granite. It has an average width of 2.30m with a minimum of 50cm to a maximum of 9.90m. Branching is sometimes observed with high and low structures. The structure shows moderate to strong silicification, weak to moderate oxidation in many of the cuts and in some scarce cases, there is argillization along the length of the structure. Minerals such as galena are observed in traces to abundant quantities in large grains, sphalerite in smaller quantities but are usually a constant, as well as fine pyrite in bands or disseminated. White and gray quartz is a constant, whether mass or gapped (split) and on rare occasions, slightly striped with fluorite in almost all cuts, to about 1 to 5%, mostly purple, although there are a pair of exceptions that also show traces of green fluorite. The grades produced by these cuts vary from 0.04g/t to 3.64g/t Au, 2g/t to 370g/t Ag, 0% to 7.74% Pb and 0.2% to 12.3% Zn.

The San Guillermo Vein in most cases, it is a faulted gap structure, although there is also a visible very fine or stockwork veining, which is encased in granite. Its average width is 96cm, with a minimum of 50cm and a maximum of 1.95m. In borehole EH13-003, a fork can be observed with a small granite horse in the center. Galena as a constant is almost always observed, although in traces in the values. In most of the cuts up to 20% in borehole EH13-002, the sphalerite is less abundant, although it can also be a constant with values rarely above 1%, as with fine disseminated pyrite or in fine veining. The structure is cemented by white and gray quartz generally of a mass texture, although it can be seen as being slightly striped. The presence of fluorite is not constant, although it is present in some cuts with an abundance of up to 5%. The grades produced by these cuts vary from 0.03g/t to 9.37g/t Au, 1g/t to 83g/t Ag, 0.05% to 7.18% Pb and 0.14% to 12.76% Zn.

7.5	Santa Rosa Project

7.5.1	Local and Property Geology

The stratigraphy of the area presents to us basement rocks of the older units including Mesozoic age La Luz and La Esperanza Formations consisting of meta-sedimentary sequences, consisting of shale, andesite and felsic dykes deformed and folded by regional metamorphism. Upper volcanic package rocks in concordant contact are a sequence of the lithic tuff, ignimbrites, and also in some places rhyolite dykes and jasperoides. The area generally presents strong NW structural orientation, with normal faults and a dextral component (see Figure 7-16).

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7.5.2	Mineralization

In the Canada de Virgen and Salaverna North mineral claims there are three structures oriented NNW and related to a system of regional faults. In the first stage of core drilling the Canada vein was drilled, where the best exposure is observed in the Socavon Refugio. It is a structure of 0.20m width, with an orientation of 330 (NNW) and dip of 65 SW. The structure is under an andesite dike with 2-3% fine disseminated pyrite and magnetite. In the drill holes cut the entire sequence of the meta-sedimentary rocks with intercalations of andesite and slate-gray shale, and amorphous veinlets of calcite. The results of the assays from sampling of this structure had no economic values.

In the second phase of exploration (July 2014) detailed mapping was completed in the Canada de Virgin claim, and in the Virgin vein development tunnel. The Virgin vein structure with minor quartz is oriented around 320-330 with a dip of 35-45NE, with an average width of 0.50m. The vein, inside the tunnel, occurs at the bottom contact structure diorite dike. On surface there are 2 separate structures enveloping a quartz stockwork hosted in the meta-sedimentary rocks. The tunnel is 60m long and there are several inclined shafts where mineralization has been extracted. The average grade of samples is 457g/t AgEq. Along the Virgin vein, which outcrops for 400m is propylitic alteration. Host rocks include lithic tuffs, ignimbrites, and associated dykes.

Another structure identified during the mapping extends for more than 600m and is exposed in the Salaverna North tunnel, and is a structure of 0.40m width, with strong silicification and hosted in the meta-sedimentary package. The structure when it reaches the upper rhyolite volcanic rocks becomes a stockwork with hematite, limonite, clays, and fine disseminated pyrite.

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Figure 7-16	Geology and Drilling on the Santa Rosa Project

El Tepozan
Salaverna Norte
Cañada De La Virgen
San Carlos
El Capulin
La Virgen
Cañada De
La Virgen
ESR12-04
Santa
Josefina
Molino
De Mazos
ESR12-03
ESR12-05
El Refugio
ESR12-02
ESR12-01
Not Part of Santa Rosa Project
0
100
200
metres
SYMBOL LEGEND
Drill hole 2012
Mineralized surface structures
Faults
Existing workings
GEOLOGICAL LEGEND
Alluvial conglomerates
Tertiary Upper Volcanic rhyolite tuffs
Cretaceous metasediments & andesite tuffs
GREAT PANTHER SILVER LTD.
Santa Rosa Project
Guanajuato State, Mexico
Cañada De La Virgen
Drilling and Geology
July 2014
as shown
7.16

August 2014	Page 7-25

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

8.0	DEPOSIT TYPE

The mineral deposits in the Guanajuato area are classic fissure-hosted low-sulphidation epithermal gold-silver-bearing quartz veins and stockworks. Economic mineralization consists of fine-grained disseminations of acanthite, electrum, agularite, and naumannite with accessory pyrite, and relatively minor sphalerite, galena, and chalcopyrite. Gangue minerals include quartz, calcite, adularia, and sericite. The veins are accompanied by hydrothermal alteration consisting of argillic, phyllic, silicic, and propylitic facies. Mineral textures in this zone are typically fracture-filling, drusy, and colloform masses.

Epithermal systems, form near surface, usually in association with hot springs, and at depths in the order of a few hundred metres below the paleosurface. Hydrothermal processes are driven by remnant heat from volcanic activity, which in the case of Guanajuato occurred in the middle to late Tertiary. Circulating thermal waters, rising up through fissures, eventually reach the “boiling level” where the hydrostatic pressure is low enough to allow boiling to occur. This can impart a limit to the vertical extent of the mineralization as the boiling and deposition of minerals is confined to a relatively narrow band of thermal and hydrostatic conditions. In many cases, however, repeated healing and reopening of host structures can occur, which causes cyclical vertical movement of the boiling zone, resulting in mineralization that spans a much broader range of elevations. This appears to have occurred at Guanajuato Mine.

Epithermal type precious metal deposits in the La Luz vein system and specifically in the San Ignacio Mine area are strongly vertically controlled and pinch to centimetre scale at surface, associated with weak shear zones, minor argillic alteration, and weakly anomalous precious metal values. The mineralized vertical interval typically is 100 m to 150 m; however, it can range from 50 m to 250 m.

The El Horcon project area veins exhibit typical features of epithermal, relatively high level mineralization, including locally-developed chalcedonic veins, bladed calcite replaced by silica, and open-space fill banded veins with cockscomb and colloform textures. The vein system has a combined strike length of ~7km and a width of up to ~2.5km. The veins are best described as fault-veins because localized slicken-lines, breccia, and second-order (Riedel-type) fractures indicate shearing. These textures, particularly breccias with quartz or fluorite vein clasts, and often with hematite, quartz, or sulfide matrix indicate multiple faulting events which is often important in generating ore-grade veins (E.P. Nelson, 2005).

August 2014	Page 8-1

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

9.0	EXPLORATION

9.1 Guanajuato Mine

Exploration work conducted by GPR has been almost exclusively diamond drilling, primarily from underground. The drilling is described in more detail in Section 10 of this report.

Exploration drilling is being carried out with the use of five underground drills, three on contract and two in-house rigs. The drilling with the two in-house rigs is focused on immediate development and mining areas, specifically at Cata Clavo, and to a lesser degree at Los Pozos. The larger contract drills are focused on upgrading mineral resource definition, and in new areas of the mine targeted from historical data compilation. Upgrading is being done at Santa Margarita, while exploration targeting is taking place north and south of the Guanajuatito zone, at Valenciana, in the Rayas shaft area and south (San Cayetano zone) both at depth and near surface. The exploration has been successful in both endeavours, better defining the zones referenced to in this report and discovering new areas of mineralization both at south of the Rayas shaft and north of the Guanajuatito zone.

GPR has an 11,000m drill budget for 2014, and the authors are in full agreement with its focus and functionality.

9.2 San Ignacio Mine

Great Panther has conducted geological and structural mapping, including sampling of outcrops, 729 m of underground development, as well as from exposures of historical underground workings.

Great Panther completed detailed surface mapping and outcrop rock chip sampling, including mapping and sampling all accessible underground workings. This work is ongoing (see Figure 9-1).

A total of 147 surface samples and 57 underground samples were collected by chip and channel sampling. A coarse blanket was laid out to collect at least 1 kg of broken rock chips falling from the sample site and the rock was transferred into a clear rock sample bag. Each sample was identified by a plastic numbered sample tag and the sample bag was labelled with the same number. The blanket was shaken vigorously in between sample sites to minimize contamination. Samples were grouped together into rice bags and shipped to the SGS lab at the Cata plant. Standard chain of custody documents were used including forms requiring signature upon receipt of shipment by the lab.

August 2014	Page 9-1

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Dr. Darcy Baker of Equity Exploration Consultants completed structural mapping and logging of one diamond core hole in February 2011. David Rhys (2013) spent one day reviewing the structural geology and collecting petrographic samples from drill-hole core. Petrographic, along with Scanning Electron Microscope (SEM) work, was completed by Katherina Ross (2013) on core samples of Melladito and Intermediate veins.

The exploration work has confirmed that the top of the mineralized epithermal system is below surface, estimated at approximately 2,350 masl. This vertical limit was indicated on longitudinal sections from the historical operations of the Cooperative on veins on the San Ignacio property, and from longitudinal sections of deposits on an adjacent property owned by Endeavour Silver. The strong vertical control on mineralization is characteristic of the area and the mineralized intervals are typically 100 m to 150 m in vertical range; however, it can range from 50 m to 250 m.

Detailed geological mapping, structural geological studies, outcrop sampling, drift development and re-sampling of old underground workings are ongoing to highlight additional priority targets along the 4 km of prospective structures. The underground development along both Intermediate and Melladito veins confirms the geological and grade continuity of the veins.

August 2014	Page 9-2

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 9-1:	Exploration Rock Sample Locations

Total Rock Chip Samples Collected on the Property
147 Surface Samples and 57 Undergroud Samples
Total 204 Samples
Ranging <1-686 Ag g/ton
Ranging <0.005 - 11.1 Au g/ton
A
San Frascisco Mine
2 Samples
188 - 225 Agg/ton
0.6 - 1.0 Aug/ton
B
Collapsed Working
4 Samples
34 - 60 Agg/ton
0.5 - 3.1 Aug/ton
C
San Pablo Mine
14 Samples
32 - 262 Agg/ton
0.34 - 6.5 Aug/ton
D
La Sangria Adit
9 Samples
4 - 351 Agg/ton
0.36 - 5.0 Aug/ton
E
Chayita Adit
6 Samples
31 - 686 Agg/ton
0.18 - 1.2 Aug/ton
F
San Jose de Abajo Mine
12 Samples
<1 - 19 Agg/ton
<0.005 - 0.1 Aug/ton
G
San Jose Mine
10 Samples
<1 - 11 Agg/ton
<0.005 - 2.24 Aug/ton
2,329,500 mN
2,329,000 mN
2,328,500 mN
2,328,000 mN
2,327,500 mN
2,327,000 mN
2,326,500 mN
257,500 mE
258,500 mE
259,000 mE
259,500 mE
260,000 mE
San Francisco
Pili
San Pablo adit
Sangria
San Ignacio
Purisima
Nuevo
La Boveda
Tiro San Jose de Gracia
Lurves
???
Chayita
San Jose
La Chucaresa
0
250
500
meters
Outcrop Lithology
Kanf
Kanf
Kbas
Shear Zone
Kantd
Kdi
Kbasd
Claim Outline
Region
Mine Workings
Adit entrace
Trech
Waste Dump
Trench
Mine
Mine Tailings
Shaft
Interpreted Lithology
Kanf
Kanf
Kbas
Vein
GREAT PANTHER SILVER
Date Plotted
19-Jun-2012

Source: Great Panther Silver Ltd., 2012

August 2014	Page 9-3

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

9.3 El Horcon Project

Exploration work conducted by GPR has been an initial through re-evaluation of the project by geological mapping, vein re-sampling both on surface and of all accessible underground openings (1,623 samples), followed by surface core diamond drilling program of 24 drill holes totalling 2,160m (1,177 samples). The drilling is described in more detail in Section 10 of this report.

The surface mapping, plus surface and underground sampling was to check the quality of previous sampling, and to carefully construct interpretative cross sections along the Diamantillo and San Guillermo veins in the area contemplated for drilling. It was felt by GPR geologists that the interpretation of the veins from previous operators drilling could be improved, and that a more detailed drill pattern would be necessary to define a mineral resource. Both turned out to be true, the exercise of creating the interpretive sections to guide the drilling was particularly helpful in interpreting the drill results, which quite regularly mimicked the earlier interpretation. As well the more detailed drill pattern made the final interpretation easier, and the fact that the drilling was confined to <100m below surface meant that most of the drilling was in the base metal rich portion of the veins.

Phase 1 program recommendations, which has been budgeted and is underway, is the completion of an environmental evaluation and application for development and drilling permits from SEMARNAT. GPR has a 3,000m drill budget (Phase 2) for 2015, to better define the mineral resource (up-grade the category) and to expand the mineral resource to both the north and south. The author is in full agreement with its focus and functionality.

9.4 Santa Rosa Project

In the first stage of GPR exploration (2012) on the Canada de Virgin claim a total of 168 rock samples from surface, and 537 core samples from the five (5) diamond drill holes were collected.

During the second stage of GPR exploration (2014) a total of 140 samples were taken from surface and underground.

August 2014	Page 9-4

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

10.0	DRILLING

10.1	Guanajuato Mine

Diamond drilling at Guanajuato is conducted under two general modes of operation: one by the exploration staff (exploration drilling) and the other by the mine staff (production and exploration drilling). Production drilling is predominantly concerned with definition and extension of the known zones, to guide development and mining and is generally done to provide localised knowledge of the vein position which regularly pinches and swells.

Exploration drilling is conducted further from the active mining area with the goal of expanding the mineral resource base. Drilling results from both programs are used in the estimation of mineral resources.

Exploration drilling, under the control of the mine and exploration staff, is continuing at Cata Clavo, Santa Margarita, Rayas Deeps, and Guanajuatito. The programs are configured to explore down-dip extensions of the mineralised zones at 25 to 50m spacing. A drill-hole location plan map current as at the end of July 2013 is presented as Figure 10-1 and a longitudinal view of the drill holes is shown as Figure 10-2.

August 2014	Page 10-1

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 10-1:	GMC Drill Hole Location Plan Map

August 2014	Page 10-2

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 10-2:	Guanajuato Mine Longitudinal Section with Drill Holes

August 2014	Page 10-3

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

The names and periods of the drilling contractors are given in Table 10-1.

The management, monitoring, surveying, and logging of the current 2010 to 2013 series of UGG prefix exploration holes and production holes is carried out under the supervision of the GPR mine geological staff.

Collar surveys are conducted by total station instrument and uploaded directly to a database for merging with the logging data. Down hole surveys are currently performed every 50m using a Reflex instrument, and the survey data are manually input to the database. For the shorter production holes, typically less than about 60m, down-hole surveys are not performed, and the orientation is measured at the collar only. Also the UGG holes from UGG10-001 to UGG11-021 had no down-hole survey measurements collected.

Logging is carried out by geologists at the GPR facility located at the Cata Mine and plant site. The logging facility is located within the mine compound, which is gated and guarded, and is secure. Core is laid out by the technicians, checked, re-pieced and washed. Depth markers are checked and confirmed, and the boxes are labelled with intervals. Field technicians take measurements of recovery and rock quality designation (RQD), these measurements are written on formatted sheets for later data entry, and the core is then logged by the geologist with the geological descriptions written in long hand onto a formatted sheet for later data entry into a database. At this time the geologist also marks up the sample intervals on the core boxes, the core is then photographed. Intervals for specific gravity measurements are defined by the geologist from two or three locations within the mineralized intervals, the specific gravity measurements are determined using the water immersion method, with the information recorded onto a pre-formatted sheet for later data entry.

All sample and geological data is entered into the DataShed© database via the LogChief software. The contents of the DataShed© databases are copied daily to a master DataShed© database in the GPR head office in Vancouver with a backup made every day.

Assay data files are sent directly from the SGS laboratory into a specific site on the Cata server. Database management personnel take the assays from this site and merge them with sampling information in the DataShed© database.

August 2014	Page 10-4

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 10-1:	Drilling Contractors, Guanajuato Mine Complex

Drilling Company	Dates on Site	Surface / Underground	Zones	# of Holes
BD Drilling Mexico	Sept05 - Nov06	surface	GTTO/Animas, Promontorio (GTT05-001 to GTT06-034)	34
Canrock Drilling / HD Drilling (name change)	Feb07 - Jul07	surface	Promontorio / SVS / Cata / Tepeyac (SG07-035 to SG07-068)	34
Canrock Drilling /HD Drilling (name change)	Jul07 - Aug08	underground	Cata (EUG07-001 TO EUG08-037)	37
BD Drilling Mexico	Jun08	surface	GTTO (SG08-069 TO 070)	2
Energold Drilling Corp.	Oct10 - Dec10	underground	Cata / Pozos (UGC10-001 to 041) and Valenciana (UGV042 to 048)	48
Energold Drilling Corp.	Aug10 - Dec10	underground	GTTO (UGG10-001 to 021)	21
Landdrill International, Mexico	Apr11 - Jun12	underground	GTTO (UGG11-022 to present UGG11- 067)	46
Landdrill International, Mexico	Feb10 - Jun12	underground	Rayas (EUG10-038 to EUG10-078; UGSM11-001 to UGSM12-040)	82
Landdrill International, Mexico	Dec10 - Jun12	underground	Cata / Valenciana / Rayas (EUG10-079 to EUG11-131; UGV11-001 to UGV12- 020)	73
MMR - Meter Eater	Jun06 - Sept06	underground	Animas (GTM06-001 to 013)	13
Major Drilling, Mexico	Aug12 - Dec12	underground	GTTO (UGG12-068 to 099)	32
MMR - Meter Eater	Dec06 - Mar07	underground	Animas / SVN (GTM06-014 to GTM07- 025)	12
MMR - Meter Eater	Mar07 - Feb13	underground	GTTO /Rayas /Cata /SVN /Pozos /GTTO (UG07-028 to UG09-087); Cata /GTTO (UG09-091 to present UG12-174)	145
Servicios Drilling , Mexico	Oct12 - present	underground	Santa Margarita (UGSM12-020 to UGSM13-074); and GTTO (UGG13-100 to UGG13-111)	65
Servicios Drilling, Mexico	Jun12 - present	underground	Valenciana (UGV12-021 to 053 & UGV12-054 to UGV13-071); Cata (UGC12-042-UGC12-043)	53
MMR - Meter Eater	Jun11 - Feb13	underground	Cata (UGM11-001 to UGM12-055)	55
Diamec 232	Feb13 - present	underground	Cata (UGC13-045 TO UGC13-066)	22

August 2014	Page 10-5

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

10.2	San Ignacio Mine

10.2.1	Summary of Results

Great Panther has completed 116 diamond drill holes at the San Ignacio Property. Drilling commenced in October 2010 and the last hole was completed in November 2013. All holes were drilled from surface. A map illustrating the drill-hole locations is presented in Figure 10-3. Drill holes were usually oriented to intersect the veins at a high angle (see Figure 10-4). Since the previous Mineral Resource estimate, 43 holes have been completed and one was abandoned but re-drilled.

The drilling program successfully delineated four veins in the northern portion of the property between grid line 450N and 1100N where 91 of the 116 holes were completed. The four veins with structural continuity interpreted from diamond drill hole intersections, underground mapping and sampling, and to some extent surface mapping, have been delineated up to 650 m along strike and 350 m down dip. Two of the veins are very steeply dipping and two are shallowly dipping and are likely offshoots of the other veins. Infill drilling of 13 holes completed since the previous estimate targeted the near surface mineralization in the Intermediate vein, and 1 hole targeted the Nombre de Dios vein.

Between 450N and 1100N, four drill holes intersected voids which were interpreted to represent historical workings limited in extent. Holes ES11-039 (450N), ES13-105 (475N), ES13-112 (625N), and ES13-116 (725N) intersected broken core or voids ranging from 1 to 3 m in core length.

To the south of line 450N there are historical workings and 25 drill holes have been completed in this area but are not the subject of this report.

Overall, the core recovery was excellent with 99% of all samples having recoveries greater than 85%. There are no other drilling or sampling factors that could materially influence the accuracy and reliability of the results.

Veta Melladito is a steeply dipping narrow vein with true width ranging 0.25m to 4.5m. It has been delineated to a maximum of 650m along strike and 350 m below surface. The structure is open at depth and along strike; however, the strongest mineralization has been observed in a core zone 250m in strike length and from surface to 150 down dip. The mineralization is possibly open to the south nearer to surface and it might intersect with Veta Intermediate.

Veta Intermediate is also steeply dipping and narrow with true width ranging 0.25m to 8.5m. It has been delineated a maximum of 400m along strike and 350m below surface. It is open at depth and along strike with strong mineralization observed to the south.

August 2014	Page 10-6

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Veta Nombre de Dios 1 is shallowly dipping at 45 to 60 degrees to the southwest and also narrow with true width ranging 0.25m to 4m. It has been delineated a maximum of 400m along strike and 180m down dip. The vein is open to the south. At depth, Nombre de Dios 1 appears to intersect Veta Intermediate and is therefore limited in its potential down dip extent. To the north it terminates at line 850N where it may continue in Nombre de Dios 2 with a 40m offset to the east.

Veta Nombre de Dios 2 is shallowly dipping at 45 degrees to the southwest and also narrow with true width ranging 0.25m to 4m. It has been delineated a maximum of 200m along strike and 100m down dip. The vein is open to the north. To the south it terminates at line 900N where it may continue in Nombre de Dios 1 with a 40 m offset to the west.

Figure 10-3:	San Ignacio Mine Drill Hole Location Map

Source: Great Panther Silver Ltd., 2014

August 2014	Page 10-7

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 10-4:	San Ignacio Mine Cross-Section 700N

10.2.2	Summary of Procedures

All drill-hole data was stored in the Great Panther’s proprietary DataShed™ database (the database). The database contents were backed up every two hours and the database copied daily to a master database in Great Panther’s head office.

The contractor BD Drilling of Guadalajara, Mexico, drilled the first 103 diamond core holes (2010-2012) at San Ignacio for a total of 28,728.8 meters. The autumn 2013 program of 13 holes was drilled by Servicios Drilling of San Luis de Potosi, Mexico for a total of 3,127 meters.

August 2014	Page 10-8

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Drill-hole collar locations were determined using a total station instrument and the location data was uploaded directly into the database.

Bore hole deviation surveys were completed at 50m intervals using a single shot instrument by Reflex™. Survey data was recorded onto paper logs by the driller or driller’s helper.

Drill core was transported twice per day from the drill site by pick-up truck to the core storage and logging facility located at the company’s Guanajuato Mine plant site, which is gated, guarded, and secure.

Core boxes were laid out by field technicians onto angled tables suitable for logging. The technicians fitted the core pieces together and cleaned the core surface in preparation for logging by the geologist. Depth markers were checked for proper labelling, and the boxes were labelled with the drill core intervals. The technicians also completed measurements of core recovery and rock quality designation (RQD) and recorded the data onto paper logs.

Geological logging was completed by the geologists and recorded directly into a local database using LogChief Software™ installed on Toughbook™ computers for later upload to the database.

Sample intervals for assaying were marked on the core boxes by the geologists. Sample lengths were generally determined by mineralogical or lithological characteristics and the protocol is for maximum sample lengths to be 1.5m and the minimum length to be 0.5m. Field technicians then photographed the core.

The field technician selected samples for bulk density measurements from several locations within the mineralized intervals, usually one density sample per assay sample interval. The water immersion procedure was followed and the data was recorded onto paper logs. The samples were returned to the core box after the tests were completed.

Core samples for assaying were collected by the field technicians. Sample interval data was recorded in a numbered ticket book. Each ticket had three portions: a stub and two tags. All portions of the sample ticket shared the same unique identification number. The two tag portions of each ticket were detached from the stub and stapled to the core tray at the start of the sample interval. The drill core was then cut using a diamond-tipped blade with clean water being used to lubricate and cool the blade. Half of the sample interval was placed inside a clear plastic rock sample bag labelled with the same ID as the ticket number. One tag was then removed from the core box and inserted into the sample bag along with the cut sample. The remaining stub, retained in the sample book, was completed with details such as drill hole ID and depth interval. The bag was then sealed and 25 samples were inserted into rice sacks and delivered with other samples from the same hole. One sample submission sheet per hole accompanied the samples to the on-site SGS assay laboratory which were usually sent every other day.

August 2014	Page 10-9

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Assay certificates were received directly from SGS laboratory via email. Site geologists reviewed quality control sample results for out of tolerance failures prior to merging the assay results with sample intervals in the database.

The first nine diamond core holes at San Ignacio (ESI10-001 – ESI11-009) were completed under the management of the Guanajuato Mine Geology Department. Mine geologists logged and sampled the core. Following an internal audit by the company, which identified deficiencies in core handling and sampling procedures, the responsibility for diamond drilling and exploration at San Ignacio changed to Great Panther’s exploration department. The exploration staff re-logged and re-sampled all nine drill holes. The remaining drill holes were completed under the management and direction of the exploration department.

10.3	El Horcon Project

Diamond drilling at El Horcon was conducted by the GPR exploration staff (exploration drilling). The exploration drilling was conducted on 50-100m spaced sections, with 1 to 3 holes drilled per section, as well at ~50m spacing vertically between holes. The GPR 2013 drilling was focused from surface to ~100m below surface along a strike length of 650m.

A drill-hole location plan map current as at the end of June 2013 is presented as Figure 10-5. GPR phase 1 drill-holes completed in 2013 are prefixed by EH13 and include holes 1-24. Previous drilling by MHM and EXMIN are as well plotted on Figure 10-5, but for the purposes of this report only the relevant MHM drilling was used in the mineral resource estimation (no records for the EXMIN drilling). Longitudinal sections of the Diamantillo and San Guillermo veins with the silver equivalent values of the vein intersection are presented below as Figure 10-6 and Figure 10-7 respectively.

August 2014	Page 10-10

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 10-5:	El Horcon Drill Hole Location Plan Map

August 2014	Page 10-11

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 10-6:	Longitudinal Section of Diamantillo Zone Drill Holes

August 2014	Page 10-12

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 10-7:	Longitudinal Section of San Guillermo Zone Drill Holes

The drill contractor for GPR was G4 Drilling based in Hermosillo, Sonora. The 24 holes of the drill program were drilled over two months from mid-April to mid-June 2013 (see table 10-2).

Table 10-2:	Drilling Contractors, El Horcon Project

Drilling Company	Dates on Site	Surface / Underground	Zones	# of Holes
G4 Drilling Mexico	April 13 to June 13	surface	Diamantillo, San Guillermo, Navidad, Diamantillo HW	24

The management, monitoring, surveying, and logging of the current 2013 series of EH13- prefix exploration holes was carried out under the supervision of the GPR exploration geological staff based in the Rayas shaft office building.

August 2014	Page 10-13

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Collar surveys are conducted by total station instrument and uploaded directly to a database for merging with the logging data. Down hole surveys were performed every 50m using a Reflex instrument, and the survey data are manually input to the database.

Logging is carried out by geologists at the GPR facility located at the Guanajuato Mine and plant site. The logging facility is located within the mine compound, which is gated and guarded, and is secure. Core is laid out by the technicians, checked, re-pieced and washed. Depth markers are checked and confirmed, and the boxes are labelled with intervals. Field technicians take measurements of recovery and rock quality designation (RQD), these measurements are written on formatted sheets for later data entry, and the core is then logged by the geologist with the geological descriptions written in long hand onto a formatted sheet for later data entry into a database. At this time the geologist also marks up the sample intervals on the core boxes, the core is then photographed. Intervals for specific gravity measurements are defined by the geologist from two or three locations within the mineralized intervals, the specific gravity measurements are determined using the water immersion method, with the information recorded onto a pre-formatted sheet for later data entry.

All sample and geological data is entered into the DataShed© database via the LogChief software. The contents of the DataShed© databases are copied daily to a master DataShed© database in the GPR head office in Vancouver.

10.4	Santa Rosa Project

During 2012, five core holes (NQ) were completed on the Santa Rosa Project, specifically on the Canada de Virgin claim. No results of economic significance were encountered.

August 2014	Page 10-14

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1	Guanajuato Mine

11.1.1	Sample Preparation

11.1.1.1	Drill Samples

The drill core samples were prepared by Technicians working under the direction of the Mine and Exploration Geologists. The exploration diamond drill core is of HQ and NQ diameter while the production holes drilled prior to July 2011 generally have an AQ diameter. During July 2011 a BQ diameter rig (Diamec) was added to the production drilling capacity.

Depending on the diameter of the drill core to be sampled, it is either cut in half using a diamond saw (NQ and HQ) or sampled whole (AQ and BQ). A Technician then records the intervals of sampling in a numbered and perforated ticket book, a numbered part of each ticket is stapled to the core tray at the appropriate sample interval and the butt portion of the ticket book is completed with drill hole number and interval information. For each sample interval the core (or half core) is placed along with a numbered ticket inside a pre-numbered clear plastic sample bag. The bag is then tied with string and delivered with other samples from the same hole to the onsite SGS laboratory. Sample numbers and intervals are written on the ticket books for later data capture.

Sample lengths are generally determined by mineralogical or lithological characteristics. For the exploration drilling, the protocol is for maximum sample lengths to be 1.5m and the minimum length to be 0.5m. For production drilling, in areas of little or no obvious mineralization, maximum sample lengths are from 1.5m to 2.0m. In mineralized or silicified zones, the maximum sample length is reduced to 0.3m to 0.6m. There are instances where drill samples with lengths greater than 2.0m occur in the database, the reason being that for broken and/or small diameter core, it is difficult to achieve a minimum sample weight of 1.5kg whilst adhering to maximum sample length.

In the authors opinion, drill sample preparation methods carried out by GPR personnel are appropriate and of industry standard.

11.1.1.2	Channel Samples

Channel sampling is carried out daily in accessible stopes and development headings by Technicians after the sample positions are marked out by a Geologist and a detailed drawing of the face is made. The samples consist of chips broken along a line across the structure using a rock hammer and chisel.

August 2014	Page 11-1

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

The quality of the channel samples is more variable than the drill samples. This is probably due to the sampling method. The rock is observed to be highly variable in hardness and competence and it is therefore difficult to achieve volumetrically consistent representation along the entire sample length. Sample bias can result if higher grades happen to correlate with zones of particular hardness characteristics.

The increased variance may also be due to the use of the mat rolling technique to reduce the channel sample mass. It is recommended that an alternative method to mat rolling is used to reduce the sample size if possible.

Channel sample results are plotted on stope plans and used for day to day monitoring and grade control. The data are also stored digitally in DataShed© as a series of points representing the midpoints of the samples projected to a 2-d plane, which is the level, along with grade information and notes regarding the locale from which the sample was taken. Improvements in the documentation of underground sampling are being instituted so that continuous channel sampling is recorded as a pseudo-drill hole. This system will make compositing of samples possible.

In the authors opinion, channel sample preparation methods carried out by GPR personnel are appropriate and of industry standard.

11.1.2	Analyses

Most of the analytical work is carried out at a laboratory managed for GPR by SGS Group (SGS-GTO) which is located within the confines of the Cata Facility. The laboratory is equipped to perform Aqua Regia digest, fire assay, gravimetry and atomic absorption spectroscopy (AAS).

The analysis process involves initial receipt of samples by SGS-GTO from Geology personnel followed by oven- drying of samples. Dry samples are then run through a crusher (10 mesh) and subsequently a 200g spilt run through a disc mill for pulverizing to 98% passing 200 mesh. Samples are analyzed by Aqua Regia with an AA finish, and any that report greater than 10g/t Au or 300g/t Ag are reanalyzed by fire assay with a gravimetric finish. The laboratory can also perform determinations for arsenic, copper, lead, zinc, and antimony but these elements were not analysed for drill hole or channel samples in Guanajuato.

The author visited the SGS GTO laboratory and found it to be orderly and appropriately configured for the analytical work required. Internal QAQC is conducted and analytical methods used are industry standard. Although the laboratory is not yet certified, the process of certification is underway.

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

11.1.3	Assay QA/QC

The SGS-GTO laboratory manager conducts routine Quality Assurance/Quality Control (QA/QC) and instrument calibration and maintains a database of the results.

Additional to internal Laboratory QA/QC monitoring, GPR personnel also insert quarter-core duplicates, standards, and blanks into the channel and drill sample streams as well as arranging regular umpire checks. The protocol is for a duplicate for every 19 samples, and one blank and a standard for every 40 samples. Suspicious QA/QC results are detected by the Database Administrator who informs the relevant Geologist. Re-assaying is performed in cases where data entry and sample collection issues such as sample swaps are ruled out by the Geologist.

In January 2013, GPR's Topia and Guanajuato QA/QC data were audited by Dr. Wesley M. Johnson of Quality Analysis Consultants. With regard to SGS GTO laboratory, the author has stated that 'There is no obvious problem with the data generated in the laboratory from either an accuracy or a precision standpoint.’ (Johnson, 2013).

In the authors’ opinion, the QA/QC program employed by GPR is appropriate and is in line with industry standards.

11.1.3.1	Blanks

The blank material was collected from a barren rhyolite tuff (La Bufa Formation) on the south side of Guanajuato. It was crushed, pulverized, and homogenized at the SGS-GTO laboratory. During the period considered herein (01 February 2012 – 25 September 2013 inclusive), blanks were analysed in the laboratory by either Aqua Regia digest with Atomic Absorption (AAS) finish (Ag), Fire Assay with Gravimetric finish (Ag) or Fire Assay AAS finish (Au). The results of each are charted below.

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Figure 11-1:	Silver (Ag) assays of “Blank” material sent to SGS-GTO

Figure 11-2:	Gold (Au) assays of “Blank” material sent to SGS-GTO

Blank failures for silver were 135 of 1768 or 8% (Figure 11-1), and for gold 122 of 1774 blanks or 7% (Figure 11-2).

Blank failures for silver were 135 of 1768 or 8% (Figure 11-1), and for gold 122 of 1774 blanks or 7% (Figure 11-2).

Many of the failures reported here may be attributed to sample swaps, especially those returning significant values.

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
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Guanajuato, Mexico

It is the author’s opinion that the blank insertion program is adequate and that the results are of sufficient quality for use in the mineral resource estimation.

11.1.3.2	Standards

In 2012, 2 standards (GTS05 and GTS06) were produced by SGS-Durango laboratory and certified by SGS© using 5 laboratories (3 external). Previously, seven (7) other standards developed by WCM Minerals© (PM929, PM1140, PM114 and PM1129), SGS© Durango (GTS03), SKYLINE© (GTS04), and Rocklabs© (SP49) had been in usage prior to 2012. As such, a great variety of standards were analysed during the 2012 'changeover' period and so only standards for which the most abundant assay results were available are presented herein.

Figure 11-3:	Silver (Ag) Assays of GPR Standard “SP49” at SGS-

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Figure 11-4:	Silver (Ag) Assays of GPR Standard “GTS03” at SGS-GTO

Figure 11-5:	Silver (Ag) Assays of GPR Standard “GTS05” at SGS-GTO

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
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Guanajuato, Mexico

Figure 11-6:	Figure Silver (Ag) Assays of GPR Standard “GTS06” at SGS-GTO

Figure 11-7:	Gold (Au) Assays of GPR Standard “SP49” at SGS-GTO

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
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Guanajuato, Mexico

Figure 11-8:	Gold (Au) Assays of GPR Standard “GTS03” at SGS-GTO

Figure 11-9:	Gold (Au) Assays of GPR Standard “GTS05” at SGS-GTO

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
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Guanajuato, Mexico

Figure 11-10:	Gold (Au) Assays of GPR Standard “GTS06” at SGS-GTO

Table 11-1 below gives details of standard result outliers which fall outside 3 standard deviations of the expected value. In some cases, the outliers seen may be attributed to data entry issues associated with mislabelled blanks, especially for certain cases seen in SP49 (Figure 11-3 & Figure 11-7).

In other cases, such as GTS03 & GTS06 for Ag and GTS03 & GTS05 for Au, a bias can be seen for either part or all of the period. Whilst in all cases, the average of the biased trend is within the expected limits and thus is acceptable; it is recommended that the cause of the bias be investigated further.

Table 11-1:	Standard Values Outside 3 Standard Deviations – Great Panther Silver Limited – Guanajuato Mine

			No.	Percentage
	Standard		outside	outside 3
Element	ID	Total	3 stdevs	stdevs
Ag	SP49	203	13	6%
Ag	GTS03	447	8	2%
Ag	GTS05	449	15	3%
Ag	GTS06	496	17	3%
Au	SP49	210	42	20%
Au	GTS03	450	25	6%
Au	GTS05	449	67	15%
Au	GTS06	497	21	4%

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

It is the author’s opinion that the standard insertion program is adequate and that the results are of sufficient quality for use in mineral resource estimation.

11.1.3.3	Duplicates

Duplicates are routinely taken for both channel samples and drill samples and are sent to the laboratory to be assayed via the same method as the respective originals. An analysis of the results of all duplicate-original pairs assayed during the period considered revealed 28% and 50% average differences for Ag and Au respectively. Due to the significant nugget effect associated with the various mineralised zones at Guanajuato (25-52% of total sill for Ag and 23-50% of total sill for Au as determined from variography analysis), these results are to be expected.

11.1.3.4	Umpire Checks

A program of umpire assaying was initiated in 2011, whereby selected batches of sample pulps were assayed at umpire lab ALS Chemex, as an additional QA/QC measure. Herein, all original assay-umpire assay pairs have been considered for the period February 01 2012 – September 25 2013. See Figure 11-11 and Figure 11-12.

Figure 11-11:	Comparison of ALS Chemex and SGS-GTO Silver assays

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Figure 11-12:	Figure Comparison of ALS Chemex and SGS-GTO Gold assays

Overall correlation between original and umpire lab assays is considered to be acceptable.

11.1.3.5	Sample Security

Sample security is considered by the author to be acceptable and in line with common industry practices. Both the Geology Department core shed and the SGS-GTO laboratory are located within the Cata Facility which is fenced and guarded around the clock.

11.2	San Ignacio Mine

All sampling and analytical work was conducted by employees, contractors, or designates of Great Panther.

11.2.1	Assay Samples

Sample preparation prior to dispatch to the analytical laboratories consisted of splitting the sample in half by cutting the core using a rock saw (procedure described in Section 10 - Drilling).

Quality control measures included the insertion of quarter-core duplicates, standard reference materials, and blanks into the sample stream.

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Chain of custody was established upon sample collection with the use of unique sample ID, documentation of samples per shipment to the lab, and sign-off forms for receipt of samples by the laboratory.

Prior to dispatch, the samples were stored within the core storage and logging facility located at the company’s Guanajuato Mine plant site, which is a gated, guarded, and secure compound. The site security is of a reasonable standard, consistent with common practical industry standards.

Most of the analytical work was completed by the SGS Lakefield Laboratory (SGS) located on the company-owned Guanajuato Mine site. The lab was working towards ISO-17025 certification for their analytical methods at the time of writing (personal communications with Juan Pablo Bailon, manager SGS-Durango lab).

Sample preparation consisted of crushing through a two-stage crusher to 10 mesh and then split to a 200g sub-sample for pulverizing to 98% passing 200 mesh. Samples are analyzed by fire assay with an AA finish using a 30g aliquot, and any that report greater than 10g/t Au or 300g/t Ag are reanalyzed by fire assay using a gravimetric finish. The laboratory can also perform AAS determinations for As, Cu, Pb, Sb, and Zn.

Samples from holes ESI11-014 to 017 were sent to ALS Chemex in Guadalajara for sample preparation and then for analysis in Vancouver, Canada. Gold and silver was determined by fire assay using a 30g aliquot and gravimetric finish (ALS method ME-GRA21) and a 33 element ICP package was also selected using a four acid near-total digestion (ALS method ME-ICP61).

The SGS laboratory manager conducted routine Quality Assurance/Quality Control (QA/QC) tests and instrument calibrations, and maintains a database of the results. SGS Group conducts a monthly round robin comparison against three other laboratories, and Laboratory Quality Services International conducts monthly checks as well.

Great Panther’s geological personnel inserted quarter-core duplicates, standard reference material, and blanks into the sample stream each at a frequency of one in twenty samples. Analytical results of control samples were reviewed immediately upon receipt of the assay certificates. A sample batch was rejected if any blank returned a result greater than or equal to 0.05g/t Au or 5g/t Ag, or if a standard returned a result greater than three standard deviations from the expected mean or two sequential results greater than two standard deviations away from, both above or both below, the mean. Batches were re-run if the field duplicate grades were greater than 10% from the original sample grade.

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Guanajuato, Mexico

A total of 39 failures due to out of tolerance assay values were observed and corrective actions were followed. Table 11-2 provides a summary of expected values of each standard and the failure rates of the standards and blanks. Five batches in question were submitted to ALS Chemex with new standards and blanks inserted. A reasonable correlation between the silver and gold grades of the original pulps and re-assayed pulps provided confidence in the original silver and gold values and no failures with respect to the additional inserted standards and blanks were observed. No changes to the original assays were made.

Table 11-2:	QC Sample Failure Rates

		GTS03	GTS04	GTS05	GTS06	Blank
Ag	Expected Value (g/t)	45.64	165	36.86	121	0
	Number of Failures	1	16	1	1	3
	Number of Samples	106	89	8	8	216
Au	Expected Value (g/t)	0.3	1.15	0.353	1.133	0
	Number of Failures	1	8	3	2	4
	Number of Samples	106	89	8	8	218

The standard reference materials (SRM) used were sourced from four 100kg bulk samples of material from the Great Panther’s Cata Mine in Guanajuato with expected values, which reflect grade ranges present on the property. SRM GTS03, GTS05 and GTS06 were produced by SGS in Durango, and SRM GTS04 by Skyline laboratories in Tucson, Arizona.

The blank material was sourced from barren Rhyolite at roadside cuts on the Guanajuato to San Miguel de Allende route in Guanajuato State, Mexico. The material was assayed to ensure values of gold and silver were present in trace amounts only and then packaged in small bags of 60g each.

Quarter core duplicate sample results were compared with the original quarter core sample results to see if the two results fall within 10% of each other. A total of nine failures lead to sample batch re-runs with the new values to be accepted as final if the new values were within 10%, otherwise, the original values were used since the perceived problem persisted. This is because the duplicate sample may actually contain different mineralization and since both values may be equally valid results, the company used the “first pass the post” approach. No samples were considered failed and no new assay values were substituted into the database.

The author is of the opinion that the results of the analytical procedures for sample grade determination are suitable for use in resource estimation.

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
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11.2.2	Bulk Density Samples

Samples approximately 10cm in length were selected from whole or half-core (NQ or HQ) by the field technician and returned to the core box after bulk density determinations were completed.

The test work was completed on site by field technicians and followed the water submersion method on air-dried samples (not in an oven). Non-friable, non-porous core samples were weighed in air and then weighed while suspended from the scale in a basket, which was submerged in water. The raw information was recorded on paper logs.

Although no formal QC program was in place to provide confidence in the precision or accuracy of the results, the results are within the range of expected density values for the material tested. It is recommended that duplicate samples selected at a standard frequency be sent to an external laboratory for testing and the scale monitored regularly using a standard weight to add confidence to the dataset.

The author is of the opinion that the bulk density test work was conducted using appropriate procedures and is reliable for resource estimation.

11.3	El Horcon Project

11.3.1	Sample Preparation

11.3.1.1	Drill Samples

The drill core samples were prepared by technicians working under the direction of the Exploration Department geologists. The exploration diamond drill core is of HQ diameter.

The drill core to be sampled is cut in half using a diamond saw (HQ size). A technician then records the intervals of sampling in a numbered and perforated ticket book, a numbered part of each ticket is stapled to the core tray at the appropriate sample interval and the butt portion of the ticket book is completed with drill-hole number and interval information. For each sample interval the half core is placed along with a numbered ticket inside a pre-numbered clear plastic sample bag. The bag is then tied with string and delivered with other samples from the same hole to the onsite SGS laboratory. Sample numbers and intervals are written on the ticket books for later data capture.

Sample lengths are generally determined by mineralogical or lithological characteristics. For the exploration drilling, the protocol is for maximum sample lengths to be 1.5m and the minimum length to be 0.5m. For production drilling, in areas of little or no obvious mineralization, maximum sample lengths are from 1.5m to 2.0m. In mineralized or silicified zones, the maximum sample length is reduced to 0.3m to 0.6m.

August 2014	Page 11-14

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

In the authors opinion, drill sample preparation methods carried out by GPR personnel are appropriate and of industry standard.

11.3.1.2	Channel Samples

Channel sampling was carried out in accessible development and perpendicular to the trace of the veins on surface, by technicians after the sample positions are marked out by a geologist and a detailed drawing is made. The samples consist of chips broken along a line across the structure using a rock hammer and chisel.

The quality of the channel samples is more variable than the drill samples. This is probably due to the sampling method. The rock is observed to be highly variable in hardness and competence and it is therefore difficult to achieve volumetrically consistent representation along the entire sample length. Sample bias can result if higher grades happen to correlate with zones of particular hardness characteristics.

The increased variance may also be due to the use of the mat rolling technique to reduce the channel sample mass. It is recommended that an alternative method to mat rolling is used to reduce the sample size if possible.

Channel sample results are plotted on plans. The data are also stored digitally in DataShed© as a series of points representing the midpoints of the samples projected to a 2-D plane, which is the level, along with grade information and notes regarding the locale from which the sample was taken. Improvements in the documentation of underground sampling are being instituted so that continuous channel sampling is recorded as a pseudo-drill hole. This system will make compositing of samples possible.

In the authors opinion, channel sample preparation methods carried out by GPR personnel are appropriate and of industry standard.

11.3.2	Analyses

All of the GPR analytical work was carried out at a laboratory managed for GPR by SGS Group (SGS-GTO) which is located within the confines of the Guanajuato Mine. The laboratory is equipped to perform Aqua Regia digestion, fire assay, gravimetry, and atomic absorption spectroscopy (AAS).

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
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The analysis process involves initial receipt of samples by SGS-GTO from Exploration personnel followed by oven-drying of samples. Dry samples are then run through a crusher (10 mesh) and subsequently a 200g spilt run through a disc mill for pulverizing to 98% passing 200 mesh. Samples are analyzed by Aqua Regia digestion with an AA finish, and any that report greater than 10g/t Au or 300g/t Ag are reanalyzed by fire assay with a gravimetric finish. The laboratory also performed determinations for arsenic, copper, lead, zinc, and antimony using Aqua Regia digestion with an AA finish.

The author visited the SGS-GTO laboratory and found it to be orderly and appropriately configured for the analytical work required. Internal QAQC is conducted and analytical methods used are industry standard. Although the laboratory is not yet certified, the process of certification is underway.

11.3.3	Assay QAQC

The SGS-GTO Laboratory Manager conducts routine Quality Assurance/Quality Control (QA/QC) and instrument calibration and maintains a database of the results.

Additional to internal Laboratory QAQC monitoring, GPR personnel also insert quarter-core duplicates, standards, and blanks into the channel and drill sample streams as well as arranging regular umpire checks. The protocol is for a duplicate for every 19 samples, and one blank and a standard for every 40 samples. Suspicious QAQC results are detected by the Database Administrator who informs the relevant geologist. Re-assaying is performed in cases where data entry and sample collection issues such as sample swaps are ruled out by the geologist.

In the authors’ opinion, the QAQC program employed by GPR is appropriate and is in line with industry standards.

11.3.3.1	Blanks

The blank material was collected from a barren rhyolite tuff (La Bufa Formation) on the south side of Guanajuato City. It was crushed, pulverized, and homogenized at the SGS-GTO laboratory. During the period considered herein (September 2012 - July 2013 inclusive), blanks were analysed in the laboratory by either Aqua Regia digest with Atomic Absorption (AAS) finish (Ag), Fire Assay with Gravimetric finish (Ag) or Fire Assay AAS finish (Au). The results of each are charted below.

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Figure 11-13:	Silver (Ag) assays of “Blank” material sent to SGS-GTO

Figure 11-14:	Gold (Au) assays of “Blank” material at SGS-GTO

Blank failures in 2013 for silver performed by Aqua Regia digest with AAS finish or Fire Assay with Gravimetric finish were 2 of 31 blanks or 6.5% returned values above the expected maximum (Figure 11-13).

For gold by Fire Assay with Atomic Absorption finish, 1 of 31 blanks (3.2%) returned results above the expected maximum (Figure 11-14).

It is the author’s opinion that the blank insertion program is adequate and that the results are of sufficient quality for use in the mineral resource estimation.

August 2014	Page 11-17

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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11.3.3.2	Standards

In 2013, 3 standards (GTS03, GTS05, and GTS06) were used, which were produced by SGS Laboratories in Durango, Durango State, Mexico and certified by the same SGS Laboratory using 5 laboratories (3 external) (see Figure 11-15 to Figure 11-20).

Figure 11-15:	Gold(Au) Assays of GTS06 Standard

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
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Figure 11-16:	Silver(Ag) Assays of GTS06 Standard

Figure 11-17:	Gold (Au) Assays of GTS05 Standard

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
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Figure 11-18:	Gold (Au) Assays of GTS05 Standard

Figure 11-19:	Gold (Au) Assays of GTS03 Standard

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
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Figure 11-20:	Silver (Ag) Assays of GTS03 Standard

Table 11-3 below gives details of standard result outliers which fall outside 3 standard deviations of the expected value. In some cases, the outliers seen may be attributed to data entry issues associated with mislabelled blanks, especially for certain cases seen in SP49.

Table 11-3:	Standard Values Outside 3 Standard Deviations – Great Panther Silver Limited – El Horcon Project

Element	Standard	Total	No. outside 3 std.	Percentage outside 3 std.
	ID		devs	devs
Au	GTS06	11	0	0%
Ag	GTS06	11	0	0%
Au	GTS05	14	0	0%
Ag	GTS05	14	1	7%
Au	GTS03	6	0	0%
Au	GTS05	6	0	0%

It is the author’s opinion that the standard insertion program is adequate and that the results are of sufficient quality for use in mineral resource estimation.

11.3.3.3	Duplicates

Duplicates are routinely taken for both channel samples and drill samples and are sent to the laboratory to be assayed via the same method as the respective originals. An analysis of the results of all duplicate-original pairs assayed during the period considered revealed a good correlation between them. Correlation charts for both Ag and Au can be seen below. Correlations for both Au and Ag are acceptable (0.99) .

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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11.3.3.4	Umpire Checks

A program of umpire assaying was initiated during September 2011, whereby selected batches of sample pulps were assayed at umpire lab ALS Chemex, as an additional QA/QC measure. Herein, all original assay-umpire assay pairs have been considered for the period February 2012 - January 2013. See Figure 11-21 and Figure 11-22.

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Figure 11-21:	Comparison of ALS Chemex and SGS-GTO Silver assays

Figure 11-22:	Comparison of ALS Chemex and SGS-GTO Gold assays

August 2014	Page 11-23

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Overall correlation between original and umpire lab assays is considered to be acceptable. However, as demonstrated in Figure 11-20 and Figure 11-21, a slight bias exists toward higher values for ALS Chemex results as compared with their SGS GTO equivalents. The reason for this is that fire assay is used as a preparation technique in the ALS Chemex lab and Aqua Regia digest in the SGS GTO lab. Hence this slight bias is to be expected, and is not a reflection of the quality of assaying in either lab.

11.3.4	Sample Security

Sample security is considered by the author to be acceptable and in line with common industry practices. Both the Geology Department core shed and the SGS-GTO laboratory are located within the Cata Facility which is fenced and guarded around the clock.

11.4	Santa Rosa Project

11.4.1	Sample Preparation

11.4.1.1	Drill Samples

The drill core samples were prepared by technicians working under the direction of the Exploration Department geologists. The exploration diamond drill core from Santa Rosa was of NQ diameter.

The drill core to be sampled is cut in half using a diamond saw (HQ size). A technician then records the intervals of sampling in a numbered and perforated ticket book, a numbered part of each ticket is stapled to the core tray at the appropriate sample interval and the butt portion of the ticket book is completed with drill-hole number and interval information. For each sample interval the half core is placed along with a numbered ticket inside a pre-numbered clear plastic sample bag. The bag is then tied with string and delivered with other samples from the same hole to the onsite SGS laboratory. Sample numbers and intervals are written on the ticket books for later data capture.

Sample lengths are generally determined by mineralogical or lithological characteristics. For the exploration drilling, the protocol is for maximum sample lengths to be 1.5m and the minimum length to be 0.5m. For production drilling, in areas of little or no obvious mineralization, maximum sample lengths are from 1.5m to 2.0m. In mineralized or silicified zones, the maximum sample length is reduced to 0.3m to 0.6m.

In the authors opinion, drill sample preparation methods carried out by GPR personnel are appropriate and of industry standard.

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Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

11.4.1.2	Channel Samples

Channel sampling was carried out in accessible development and perpendicular to the trace of the veins on surface, by technicians after the sample positions are marked out by a geologist and a detailed drawing is made. The samples consist of chips broken along a line across the structure using a rock hammer and chisel.

The quality of the channel samples is more variable than the drill samples. This is probably due to the sampling method. The rock is observed to be highly variable in hardness and competence and it is therefore difficult to achieve volumetrically consistent representation along the entire sample length. Sample bias can result if higher grades happen to correlate with zones of particular hardness characteristics.

The increased variance may also be due to the use of the mat rolling technique to reduce the channel sample mass. It is recommended that an alternative method to mat rolling is used to reduce the sample size if possible.

Channel sample results are plotted on plans. The data are also stored digitally in DataShed© as a series of points representing the midpoints of the samples projected to a 2-D plane, which is the level, along with grade information and notes regarding the locale from which the sample was taken. Improvements in the documentation of underground sampling are being instituted so that continuous channel sampling is recorded as a pseudo-drill hole. This system will make compositing of samples possible.

In the authors opinion, channel sample preparation methods carried out by GPR personnel are appropriate and of industry standard.

11.4.2	Analyses

All of the GPR analytical work was carried out at a laboratory managed for GPR by SGS Group (SGS-GTO) which is located within the confines of the Guanajuato Mine. The laboratory is equipped to perform Aqua Regia digestion, fire assay, gravimetry, and atomic absorption spectroscopy (AAS).

The analysis process involves initial receipt of samples by SGS-GTO from Exploration personnel followed by oven-drying of samples. Dry samples are then run through a crusher (10 mesh) and subsequently a 200g spilt run through a disc mill for pulverizing to 98% passing 200 mesh. Samples are analyzed by Aqua Regia digestion with an AA finish, and any that report greater than 10g/t Au or 300g/t Ag are reanalyzed by fire assay with a gravimetric finish. The laboratory also performed determinations for arsenic, copper, lead, zinc, and antimony using Aqua Regia digestion with an AA finish.

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Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

The author visited the SGS-GTO laboratory and found it to be orderly and appropriately configured for the analytical work required. Internal QAQC is conducted and analytical methods used are industry standard. Although the laboratory is not yet certified, the process of certification is underway.

11.4.3	Assay QAQC

The SGS-GTO Laboratory Manager conducts routine Quality Assurance/Quality Control (QA/QC) and instrument calibration and maintains a database of the results.

Additional to internal Laboratory QAQC monitoring, GPR personnel also insert quarter-core duplicates, standards, and blanks into the channel and drill sample streams as well as arranging regular umpire checks. The protocol is for a duplicate for every 19 samples, and one blank and a standard for every 40 samples. Suspicious QAQC results are detected by the Database Administrator who informs the relevant geologist. Re-assaying is performed in cases where data entry and sample collection issues such as sample swaps are ruled out by the geologist.

In the authors’ opinion, the QAQC program employed by GPR is appropriate and is in line with industry standards.

11.4.4	Sample Security

Sample security is considered by the author to be acceptable and in line with common industry practices. Both the Exploration Department core shed and the SGS-GTO laboratory are located within the Cata Facility which is fenced and guarded around the clock.

August 2014	Page 11-26

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

12.0	DATA VERIFICATION

12.1	Guanajuato Mine

The Guanajuato Database was interrogated for various common issues such as:

•	channel samples with coordinates beyond project limits;
•	suspect downhole survey records;
•	suspect drill-hole collar coordinates; and
•	Mis-matches between recorded end of hole depths and interval data depths (assay, geology etc.).

Any data found to have such issues were either individually investigated and resolved or excluded from the final database used in modeling.

For the purpose of this estimate, 10 holes drilled between 2007 and 2013, across the entire Guanajuato property, were selected and corresponding assay certificates were compared with assays stored in the database. All results taken from certificates concurred completely with results stored in the database for both Au and Ag.

The validity of the channel sample assays was audited in the same way as described above for the drill samples. Five dispatches were selected, one for each year within the period 2007-2013. All channel samples within the dispatches were compared by element with the results stored in the database (total of 146 results). All results taken from certificates concurred completely with results stored in the database for both Au and Ag.

In the author’s opinion, the database is reasonably free of errors and appropriate for use in estimation of Mineral Resources.

12.2	San Ignacio Mine

Drill-hole data was provided by Great Panther in an organized manner on several worksheets of one MS Excel workbook. The datasets included were: drill-hole location, down-hole survey, lithology, mineralogy, alteration, density, structural features, recovery and RQD, and sample assays, including the results from quality control samples. Also received were contour lines (10m intervals) based on satellite data and purchased from the Instituto Nacional De Estadistica y Geografia (INEGI).

The assay data from the supplied database was checked for missing intervals, out of sequence intervals, non-numerical values, negative values, and any other obvious errors. No errors were observed in the assay table and only a small number of interval errors were observed and corrected in the alteration table.

August 2014	Page 12-1

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

The logging and sampling procedures were reviewed on site and the author was satisfied that they meet industry standard practices. Geological logs were reviewed against selected intersections of half core from three drill holes. Core box intervals were checked and compared measurements of core recovery and RQD against values recorded in the database. Geology and mineralization were observed as described in the logs. No significant discrepancies were observed.

Three check samples were collected of quartered core to verify the tenure of mineralization on the property. The samples were cut and sealed in clear rock sample bags by a field technician under Mr. Waldegger’s supervision who provided sample tags and later transported the samples to Acme Laboratories in Vancouver, BC, Canada. The results are presented in Table 12-1. Most values are slightly lower than the original values; however, they are in the same tenure as what is found on the property. One gold value is slightly higher than the reported original and one silver value is approximately half the reported original.

Table 12-1:	Independent Check Samples vs. Original Samples

Hole-ID	From	To	Original Samples			Check Samples
	(m)	(m)	Sample-ID	Au (g/t)	Ag (g/t)	Sample-ID	Au (g/t)	Ag (g/t)
ESI12-073	141.2	142	1083213	5.51	279	959779	7.108	265
ESI11-039	140.72	141.35	1073519	15	477	959780	12.5	436
ESI11-045	100.91	101.6	1080278	4.08	299	959781	3.019	177

Drill sites were visited, and using a hand held GPS collar locations were compared with those in the database. Twenty-two drill-hole collars from 11 drill-hole pads were located in the field and their locations were observed to be within 5m in the northing and easting coordinates presented in the company’s database. Collar elevations were observed to be within 5m of the ground surface defined by the INEGI 10 m contour lines.

The SGS laboratory was inspected and found it to be secure, orderly, and appropriately configured for the analytical work required. The assay protocols are conventional methods, commonly used in the industry, and a reasonable level of QA/QC was applied to monitor accuracy, precision and contamination.

Two of the 14 drill holes completed in the vicinity of the Mineral Resource since the last Technical Report was released had crosschecked sample results with the original assay certificates. Two certificates were received via email directly from Ana Jaimes (SGS-GTO laboratory manager). For the previous Technical Report Mr. Waldegger (2012) crosschecked five drill holes. No discrepancies in silver or gold values were observed; however, the company database provided to the author had gold values to two decimals places, whereas the original certificates had gold values to three decimal places. In total 5% of the drill-hole database was cross referenced to original laboratory certificates.

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Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

The author is of the opinion that the data supplied by the company was sufficiently free from errors, such that it was suitable for use in resource estimation.

12.3	El Horcon Project

The El Horcon database was interrogated for various common issues such as:

•	Data from previous operator were not properly compiled;
•	Drill holes before 2013 needed to be surveyed.

GPR personnel created a clean compilation and stored it professionally in the SQL database. DATASHED software has been used to capture date from 2012 channel sampling and 2013 drill program. GPR resurveyed all historical drill holes to make sure database is in good shape.

In the author’s opinion, the database is reasonably free of errors and appropriate for use in estimation of Mineral Resources.

12.4	Santa Rosa Project

The Santa Rosa SQL database is in the Rayas Exploration office server. The data is in good order from the drill-holes, and from surface sampling. The 2012 drill-holes have been surveyed. Santa Rosa is an exploration stage project and no Mineral Resource was estimated from the data.

August 2014	Page 12-3

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Guanajuato Mine

Ore from the GPR Guanajuato Mine is being treated on site at the plant. GPR have operated the metallurgical plant since 2006. The processing plant uses conventional crushing, grinding, milling, flotation, and concentrate dewatering circuits to generate sulphide concentrates containing silver and gold, which are sent offsite for smelting and refining. The plant has a maximum capacity of 1,200tpd but currently operates for 20 days per month at a rate of approximately 876tpd for an average of 584 tonnes per calendar day (2012). For the first 10 months of 2013 the mill operated for 20 days per month at a rate of 918.1tpd for an average of 604 tonnes per calendar day.

The metallurgical performance has been consistently improved over the last months and does not appear to be affected by the blend ratios of ore from the various zones. During the 3rd quarter of 2013, the metallurgical balance showed the average silver recovery to be 89.4% and gold recovery to be 91.8% (to end of September 2013), comparable with previous quarter in 2013 and 2012. Both silver and gold are recovered as components of a sulphide concentrate containing pyrite and silver sulphide minerals.

In addition to the operation of the plant, GPR has undertaken some metallurgical test-work aimed at improving the operation of the plant. During 2011 this has included the addition of a new flotation section with the installation of five new fully automated Outotec cells which replaced the old sections of rougher cells. In 2012 a small regrind mill was installed with improvements in metallurgical recoveries. In 2012 and 2013 the primary crushing units were upgraded with a new Metso HP300 crusher and new vibrating twin screens. Lastly, in 2013, a new state of the art filter press was installed to reduce water content in the concentrate.

13.2	San Ignacio Mine

The metallurgical performance for the San Ignacio Mine ores has been less than that for the Guanajuato Mine, as such the San Ignacio ores are separately “batch” processed at the Guanajuato mine plant. After the processing of a number of San Ignacio batches, the metallurgical balance showed the average silver recovery to be 79.5% and gold recovery to be 82.9% (to end of May 2014). As a large portion of the vein process to date has been relatively shallow elevations the ore has been affected by surficial alteration including oxidation of pyrite, and clay alteration of the host rocks, both leading to poorer recoveries than normally expected. Both silver and gold are recovered as components of a sulphide concentrate containing pyrite and silver sulphide minerals. The San Ignacio concentrate is blended with concentrates from Guanajuato Mine before shipment and sale.

August 2014	Page 13-1

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

13.3	El Horcon Project

With regard to the El Horcon mineralization it was determined that a lead concentrate with gold and silver credits could be made at the Guanajuato Mine plant. Zinc, with the present plant configuration would not be recoverable. Initial internal GPR bench testing indicated a lead concentrate grade of 50% lead, with recoveries of 60% lead, 85% silver, and 88% gold (Torres, 2012) is possible.

13.4	Santa Rosa Project

No Santa Rosa samples have tested metallurgically regarding compatibility with the Guanajuato Mine processing plant.

August 2014	Page 13-2

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

14.0	MINERAL RESOURCE ESTIMATES

14.1	Guanajuato Mine

This report is a compilation of previously released GMC reports (SEDAR & EDGAR filed), and in particular in this sub-section the Guanajuato Mine mineral resource estimate of Brown and Sprigg (2013) with an effective date of July 31, 2013. In this report the terms “Mineral Resource,” “Inferred Mineral Resource,” “Indicated Mineral Resource,” and “Measured Mineral Resource” have the meanings ascribed to those terms in the “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council. There are no Mineral Reserves disclosed in this report.

Since the effective date of the above mineral resource up to the effective date of this compiled mineral resource report (July 31, 2013 to July 31, 2014) at total of 211,932 tonnes grading 165g/t silver and 2.18g/t gold has been milled from the Guanajuato Mine.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially affect the mineral resource estimates detailed in this report.

The resources were estimated from 6 area-specific block models (with San Cayetano included in the Santa Margarita Model). A set of wireframes representing the mineralised zones served to constrain both the block models and data subsequently used in Inverse Distance Cubed (ID3) Au and Ag grade interpolation. Each block residing at least partly within one or more of the 25 wireframes received a grade estimate. The effective date of the estimate is July 31, 2013. Table 14-1 provides a summary tabulation of the estimates.

Table 14-1:	Mineral Resources – Great Panther Silver Limited – Guanajuato Project

	Tonnage	Grade g/t			Contained kOz
Area	kt	AgEq	Au	Ag	AgEq	Au	Ag
Cata	84.9	408	1.34	328	1,114	3.65	894
Pozos	138.9	229	0.78	182	1,023	3.48	814
Santa Margarita	85	335	4.72	51	914	12.90	140
Guanajuatito	53.2	174	0.64	135	298	1.10	232
San Cayetano	-	-	-	-	-	-	-
Valenciana	-	-	-	-	-	-	-
Promontorio	-	-	-	-	-	-	-
Totals Measured	362	288	1.82	179	3,348	21.14	2,080

August 2014	Page 14-1

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Cata	33.1	420	1.38	337	448	1.47	359
Pozos	35.8	148	0.55	116	171	0.63	133
Santa Margarita	23	296	3.3	98	219	2.44	73
Guanajuatito	50.7	150	0.65	111	244	1.06	180
San Cayetano	-	-	-	-	-	-	-
Valenciana	-	-	-	-	-	-	-
Promontorio	-	-	-	-	-	-	-
Totals Indicated	142.6	236	1.22	163	1,081	5.60	745
Cata	118.1	411	1.35	330	1,561	5.13	1,254
Pozos	174.7	213	0.73	169	1,194	4.11	947
Santa Margarita	108	326	4.42	61	1,133	15.34	213
Guanajuatito	103.9	162	0.65	123	542	2.16	412
San Cayetano	-	-	-	-	-	-	-
Valenciana	-	-	-	-	-	-	-
Promontorio	-	-	-	-	-	-	-
Totals Meas + Ind	504.7	273	1.65	174	4,430	26.74	2,825
Cata	12.7	489	1.53	398	199	0.62	162
Pozos	17	341	0.65	302	186	0.35	165
Santa Margarita	14.3	340	2.18	209	157	1.01	96
Guanajuatito	88.8	289	0.99	229	824	2.82	654
San Cayetano	41.5	307	3.69	85	410	4.93	114
Valenciana	127.2	269	2.58	114	1,101	10.57	467
Promontorio	132.4	241	2.84	70	1,024	12.09	298
Totals Inferred	434	280	2.32	140	3,900	32.38	1,957

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Measured Mineral Resources are estimated at a cut-off grade of 50g/t AgEq.
3.

Inferred Mineral Resources are reported at area-specific cut-offs as follows: Cata 176 g/t AgEq, Guanajuatito 164 g/t AgEq, Pozos 178 g/t AgEq, San Cayetano 169 g/t AgEq, Santa Margarita 166 g/t AgEq, Valenciana 167 g/t AgEq and Promontorio 166 g/t AgEq.

4.	Prices of US$1,280/Au oz and US$20.80/Ag oz were used in calculations.
5.	Bulk Density is 2.68 t/m3.
6.	Totals may not agree due to rounding.
7.	AgEq is given by the formula AgEq = Ag + 60*Au.
8.	Contained ounces have been calculated using 1 oz = 31.1035 g.

14.1.1	Previous Estimates

The previous mineral resource estimate was prepared internally by GPR in 2012 (Brown, 2012). This estimate is summarized in Table 14-2 and compared to the present estimate in Table 14-3. For measured plus indicated, there is a 32% decrease in contained gold and 13% decrease in contained silver or a decrease of 22% in contained AgEq oz on the previous year's estimate. For inferred, increases of 115% in contained gold and 23% in contained silver (56% increase in contained AgEq oz) were reported.

August 2014	Page 14-2

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 14-2:	Previous Mineral Resource Estimate, 2012 – Great Panther Silver Limited – Guanajuato Project

	Tonnage	Grade g/t			Contained kOz
Area	kt	AgEq	Au	Ag	AgEq	Au	Ag
Cata	141.6	477	1.69	374	2,171	7.70	1,703
Pozos	84.3	265	0.94	207	717	2.56	562
Santa Margarita	41.0	445	6.89	27	587	9.07	35
Guanajuatito	8.9	191	0.84	140	55	0.24	40
Totals Measured	275.8	398	2.21	264	3,530	19.57	2,340
Cata	45.2	388	1.33	308	565	1.93	447
Pozos	51.8	196	0.63	158	327	1.06	262
Santa Margarita	118.6	301	4.35	37	1,150	16.59	141
Guanajuatito	16.9	143	0.57	108	78	0.31	59
Totals Indicated	232.6	283	2.66	122	2,119	19.89	910
Cata	186.8	455	1.60	358	2,736	9.63	2,150
Pozos	136.1	239	0.83	188	1,044	3.62	824
Santa Margarita	159.6	338	5.00	34	1,737	25.67	176
Guanajuatito	25.9	159	0.66	119	133	0.55	99
Totals Measured + Indicated	508.5	346	2.41	199	5,649	39.46	3,250
Cata	3.7	524	1.55	430	62	0.18	51
Pozos	2.4	171	0.51	140	13	0.04	11
Santa Margarita	65.3	404	4.34	140	848	9.11	294
Guanajuatito	151.8	324	1.17	252	1,580	5.73	1,231
Totals Inferred	223.2	349	2.10	221	2,503	15.06	1,587

Notes:

1.	Measured Mineral Resources are estimated at a cut-off grade of 50g/t AgEq.
2.	Inferred cut-off grades are 145, 115, 150 and 180 g/t AgEq for Cata, Pozos, SM and GTTO.
3.	Gold-silver equivalence ratio for cut-off purposes was 60.8:1.
4.	Prices of US$1,150/oz Au and US$17.67/oz Ag were used in calculations.
5.	A minimum true width of 1.5 m was used for estimates.
6.	Bulk density is 2.65t/m3.
7.	Totals may not agree due to rounding.
8.	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.
9.	Remaining as at Jan. 31, 2012.

August 2014	Page 14-3

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 14-3:	Changes from Previous Estimate – Great Panther Silver Limited – Guanajuato Project

	Tonnage	Grade g/t			Contained kOz
Category	kt	AgEq	Au	Ag	AgEq	Au	Ag
Measured	31%	-28%	-18%	-32%	-5%	8%	-11%
Indicated	-39%	-17%	-54%	34%	-49%	-72%	-18%
Measured + Indicated	-1%	-21%	-32%	-13%	-22%	-32%	-13%
Inferred	94%	-20%	10%	-37%	56%	115%	23%

14.1.2	Database – General Description

All underground channel and drill hole sample data collected under the supervision of the Guanajuato Geology Department are entered into and stored within a DataShed database.

A validated dataset (see Section 12.2 Database Validation for details) extracted from the Guanajuato DataShed© database and subsequently used in modeling consisted 784 drill holes and 69,816 underground channel samples. This dataset contained data current up to and including 25 September 2013.

Most holes in the dataset are angled towards the northeast at moderate to steep angles in fans collared from development headings located in the hanging wall of the mineralized vein structures. Holes range in length from 3m to 430m. Channel samples with average width of 0.92m are comprised primarily of individual samples with corresponding mid-point co-ordinates; however 19,844 of these were attributed with azimuth and dip information to allow display of “pseudo drill holes”.

Drilling is spread out over an approximate area of 3,650m (northwest-southeast) by 1,000m (northeast-southwest). Average drill sample length is 1.19m.

14.1.3	Assays

The validated assay database contains 42,614 sample intervals from drill holes and 69,816 intervals from underground development and mining. During the validation process, a total of 60 Au results and 67 Ag results were found to be missing. In the case of underground sampling, the proportion of missing results was higher, with 366 for Au and 367 for Ag. These 'null' results were excluded from the final dataset used for grade interpolation. Assay results reported to be below laboratory detection limits were replaced with a value of half the detection limit. The average interval length is 1.19m for drilling and 0.92m for underground sampling.

August 2014	Page 14-4

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

1,885 drill intervals and 25,547 underground sample intervals were contained at a proportion of >50% within the wireframes constructed for the mineralized zones. Table 14-4 and Table 14-5 provide summary statistics for these intervals.

Table 14-4:	Drill Sample Statistics by Area – Great Panther Silver Limited – Guanajuato Project

Au
Area	Count	Min	Max	Mean	Std. Dev.
Cata	575	0.002	73.50	1.71	6.09
Pozos	361	0.002	14.00	0.63	1.55
Santa Margarita	353	0.002	97.70	4.76	12.01
Guanajuatito	330	0.002	53.70	0.68	3.18
San Cayetano	59	0.002	68.10	4.01	11.03
Valenciana	158	0.002	499.50	4.27	39.76
Promontorio	49	0.060	30.80	3.01	5.71

Ag
Area	Count	Min	Max	Mean	Std. Dev.
Cata	575	0.50	16,400	503	1,636
Pozos	361	1.00	3,320	174	407
Santa Margarita	353	0.50	2,440	51	186
Guanajuatito	330	0.50	5,830	108	387
San Cayetano	59	0.02	268	43	66
Valenciana	158	0.50	2,900	112	331
Promontorio	49	3.00	546	69	86

Table 14-5:	U/G Sample Statistics by Area – Great Panther Silver Limited – Guanajuato Project

Au
Area	Count	Min	Max	Mean	Std. Dev.
Cata	6,344	0.002	499.50	2.96	20.57
Pozos	7,776	0.002	499.50	1.11	6.63
Santa Margarita	5,675	0.002	1540.00	7.06	40.81
Guanajuatito	5,729	0.002	63.20	0.88	2.91
San Cayetano	-	-	-	-	-
Valenciana	-	-	-	-	-
Promontorio	23	0.010	3.39	0.55	0.81

August 2014	Page 14-5

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Ag
Area	Count	Min	Max	Mean	Std. Dev.
Cata	6,344	0.50	52,700	679	2,156
Pozos	7,776	1.50	27,900	276	806
Santa Margarita	5,675	0.50	12,555	59	358
Guanajuatito	5,729	1.50	10,400	158	459
San Cayetano	-	-	-	-	-
Valenciana	-	-	-	-	-
Promontorio	23	1.50	77	19	20

14.1.4	Core Recovery and RQD

Core Recovery characteristics were analysed for all drill core samples obtained from within each of the 25 mineralised zones. See Table 14-6 below.

Table 14-6:	Recovery and RQD by Area – Great Panther Silver Limited – Guanajuato Project

Area	No. of	Avg RQD	Avg Rec	% Rec Measurements
	Measurements	%	%	<85%
Cata	348	45	89	24
Pozos	200	70	95	5
Santa Margarita	191	71	97	2
Guanajuatito	191	55	90	14
San Cayetano	38	72	92	16
Valenciana	114	46	88	24
Promontorio	25	49	90	12
Total	1107	57	94	15

A total of 38,771 diamond core Recovery and RQD measurements were returned from the DataShed database. Of these, only 1,107 were found to be within the mineralised zones and as such only these have been presented in the table above. The Pozos, Santa Margarita, Guanajuatito, San Cayetano and Promontorio zones show the best recoveries (≥ 90%). While still being more than satisfactory, Cata and Valenciana have comparatively lower recoveries at 89% and 88% respectively.

August 2014	Page 14-6

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

In the author’s opinion, the overall drill core recovery is excellent and has no negative bearing on the mineral resource estimates.

14.1.5	Density

Specific gravity (SG) determinations for Guanajuatito drill core are carried out on site on whole NQ or HQ core using the water submersion method. Samples with a minimum weight of 500g are selected at a minimum frequency of 3 per mineralised zone plus additional hanging wall and footwall samples. Samples are then air dried and subsequently weighed in air with the measurement recorded on a standard form. The samples are then suspended in a basket which is submersed in water and the suspended mass in water is recorded also. The raw information is entered into excel spreadsheet and the SG calculated via the formula,

SG = Mass in Air (Dry) / (Mass in Air (Dry) – Mass Suspended (in Water))

The number of SG determinations available in the DataShed database totalled 4,865. 233 of these SG samples were contained within one of the 25 mineralisation wireframes. Following exclusion of outliers, an average SG determination of 2.68t/m was calculated and was used across all 7 areas and 25 zones for resource estimation purposes.

It is the authors opinion that the SG determination method used at the Guanajuato Project is industry-standard, and that the results are representative of the material in the mine.

14.1.6	Mineralization Domains

25 wireframes representing each of the mineralised zones contained within the 7 areas were created by GPR personnel and provided for use in resource modelling. Each wireframe was assigned a unique numeric code that was used to tag the block model and assay intervals associated with each zone. Every assay located at >50% within one or more of the 25 wireframes received a corresponding code. Details on area and zone names, coding and zone orientation are presented in Table 14-8.

August 2014	Page 14-7

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 14-7:	Zone Coding and Vein Orientation – Great Panther Silver Limited

				Dip Direction
Area	Zone/Vein	Code	Dip (Deg)	(Deg)
Cata	Cata VM FW	100	-46	214
	Cata Contacto	101	-47	219
	Cata VM HW	102	-55	215
	Cata Alto1	103	-41	227
	Cata Alto2	104	-34	207
	Cata Alto3	105	-35	193
	Cata Alto4	106	-27	213
Los Pozos	Pozos NW	200	-36	225
	Pozos SE	201	-45	225
Santa Margarita	SM HW	300	-53	231
	SM LS1	301	-67	260
	SM LS2	302	-55	240
	SM LS3	303	-82	197
	SM LS4	304	-62	061
Guanajuatito	GTTO HW	400	-45	228
	GTTO FW	401	-46	235
	GTTO NW	402	-46	245
	GTTO SE	403	-47	237
San Cayetano	SC	500	-40	230
Valenciana	VAL 1	600	-43	228
	VAL 2	601	-46	235
	VAL 3	602	-42	234
	VAL 4	603	-46	235
	VAL 5	604	-46	235
Promontorio	PROM	700	-46	235

Notes:

VM - Veta Madre; FW - Foot Wall; HW - Hanging Wall; SM - Santa Margarita; SC - San Cayetano; LS - Linking Structure; GTTO - Guanajuatito; PROM - Promontorio; VAL - Valenciana; NW - Northwest; SE - Southeast.

14.1.7	Underground Workings

Mine-specific sets of underground workings solids are maintained by GPR personnel who collect and manage all survey data for the active mining areas. Underground workings solids current to 31 July 2013 were used for the purpose of generating total mined solids from the relevant mineralisation wireframes (Cata, Pozos, Guanajuatito, San Cayetano and Santa Margarita). These total mined solids were then used to code the model to allow for subsequent exclusion of mined material from final inventory reporting.

August 2014	Page 14-8

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Underground workings wireframes for Valenciana and Promontorio were generated by GPR personnel using a combination of digitised historic level plans and drill-hole logs. These wireframes were subsequently cut from the Valenciana and Promontorio mineralisation wireframes to generate total mined solids which were used in the same way as described above for the areas of active mining.

Additionally, underground workings solids for active mining areas were isolated for the period July 1, 2012 to June 3, 2013 for the ultimate purpose of model reconciliation. These workings were used for the purpose of generating a set of mined reconciliation solids for this nominated period which were then coded to the model allowing for the iterative process of production figures vs. model reconciliation and grade cap adjustment. More details on this process are available below in Section 14.8 - Assay Capping.

In future it is recommended that the process of incorporating survey data into underground workings solids updates be done more frequently to prevent a delay in the availability of said solids. At the time of writing, GPR were in the process of streamlining this system.

14.1.8	Assay Capping

As a standard industry practice, higher-grade assay values are often capped (i.e. replaced with a threshold value) prior to use in interpolation with the aim of reducing the influence of statistically anomalous sample data on resource estimations. Various techniques may be used to determine appropriate capping levels.

For the Guanajuato Project, several techniques were used in order to determine individual grade caps for all combinations of mineralised zone and sample type (drill vs. channel). For underground channel samples, caps were applied, interpolation performed and resulting model grades reconciled with reported production grades. This process was repeated with various caps until an acceptable correlation between model and production grades was achieved.

When considering appropriate caps to be applied to drill samples, a combination of two methods was used. The first involved the determination of mean grades of the sample population in question following the application of a range of top cuts. Top cut values were then graphed against corresponding mean grades. The resultant graph was then examined for a sharp change in gradient beyond which the influence of higher caps no longer significantly affected the population mean. In conjunction, probability plots were examined for 'breaks' which are considered to indicate appropriate capping levels.

August 2014	Page 14-9

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Both techniques were performed for all drilling data and the most appropriate cap based on all results was selected.

The net impact of the capping on drilling was to reduce the average Au and Ag assay grades by 40% and 46% respectively. For underground sampling the average reductions were 45% and 43% respectively. Table 14-7 provides of summary of caps and assay statistics for drilling and Table 14-8 provides the same for the underground channel sample data.

Table 14-8:	Drill Hole Assay Capping - Great Panther Silver Limited – Guanajuato Project

		Au g/t			Ag g/t
Zone	Code	Cap	Before	After	Cap	Before	After
Cata VM FW	100	6	0.74	0.67	1200	230	185
Cata Contacto	101	6	0.62	0.62	1100	199	197
Cata VM HW	102	6	0.94	0.87	1700	254	230
Cata Alto1	103	6	2.74	1.11	850	803	233
Cata Alto2	104	6	6.15	1.83	850	1,399	317
Cata Alto3	105	6	4.60	1.96	850	1,594	384
Cata Alto4	106	6	1.38	1.18	850	518	254
Pozos NW	200	8	0.74	0.68	900	202	157
Pozos SE	201	8	0.25	0.25	900	76	70
SM HW	300	25	4.73	3.44	400	51	35
SM LS1	301	11	2.03	1.66	400	65	60
SM LS2	302	25	8.97	8.97	400	48	48
SM LS3	303	25	6.38	6.38	400	8	8
SM LS4	304	25	15.06	11.30	400	23	23
GTTO HW	400	3	0.59	0.45	700	87	71
GTTO FW	401	3	1.32	0.48	600	197	107
GTTO NW	402	3	0.37	0.30	600	79	64
GTTO SE	403	3	0.53	0.42	600	141	91
SC	500	10	4.01	1.72	250	43	43
VAL 1	600	5	0.85	0.85	200	75	63
VAL 2	601	5	3.83	1.73	200	378	63
VAL 3	602	5	6.35	0.74	200	100	39
VAL 4	603	5	2.04	2.04	200	228	105
VAL 5	604	5	0.47	0.47	200	77	69
PROM	700	5	3.01	1.86	210	69	62

Notes:

VM - Veta Madre; FW - Foot Wall; HW - Hanging Wall; SM - Santa Margarita; SC – San Cayetano; LS - Linking Structure; GTTO - Guanajuatito; PROM - Promontorio; VAL - Valenciana; NW - Northwest; SE - Southeast.

August 2014	Page 14-10

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 14-9:	Underground Sample Assay Capping – Great Panther Silver Limited – Guanajuato Project

		Au g/t			Ag g/t
Zone/Vein	Code	Cap	Before	After	Cap	Before	After
Cata VM FW	100	8	2.33	1.41	1300	686	335
Cata Contacto	101	8	8.63	0.53	1300	144	124
Cata VM HW	102	8	4.29	1.02	1300	627	235
Cata Alto1	103	5	10.03	1.18	1300	1,524	331
Cata Alto2	104	5	1.27	0.72	1300	444	220
Cata Alto3	105	5	1.74	1.06	1300	528	296
Cata Alto4	106	5	2.40	1.07	1000	688	259
Pozos NW	200	6	1.12	0.80	900	279	189
Pozos SE	201	6	0.82	0.71	900	172	130
SM HW	300	30	7.62	4.29	1000	55	41
SM LS1	301	30	1.03	0.98	1000	110	94
SM LS2	302	30	5.64	2.10	1000	10	10
SM LS3	303	30	3.81	2.44	1000	111	24
SM LS4	304	30	0.94	0.94	1000	7	7
GTTO HW	400	3	0.95	0.58	2000	162	146
GTTO FW	401	-	-	-	-	-	-
GTTO NW	402	3	0.82	0.52	600	181	113
GTTO SE	403	3	0.13	0.13	600	33	31
SC	500	-	-	-	-	-	-
VAL 1	600	-	-	-	-	-	-
VAL 2	601	-	-	-	-	-	-
VAL 3	602	-	-	-	-	-	-
VAL 4	603	-	-	-	-	-	-
VAL 5	604	-	-	-	-	-	-
PROM	700	5	0.55	0.55	-	19	19

Notes:

VM - Veta Madre; FW - Foot Wall; HW - Hanging Wall; SM - Santa Margarita; SC - San Cayetano; LS - Linking Structure; GTTO - Guanajuatito; PROM - Promontorio; VAL - Valenciana; NW - Northwest; SE - Southeast.

August 2014	Page 14-11

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

14.1.9	Composites

Assay intervals were tagged with unique codes for each area and zone, as described previously. Any assay contained at >50% within a wireframe received a code. Only samples with a code were used in the relevant interpolation run.

Common industry practice is to composite samples to a standard specified length as a method of mitigating grade bias that may potentially result from variable primary sample lengths. When considering this option firstly for channel samples, it was found that the format in which these have been stored was inappropriate to compositing. Individual samples are stored in the DataShed database with mid-point coordinates and no channel ID, preventing successful compositing of these. As such, channel samples were used for interpolation uncomposited.

Although the format of drill-hole data meant that successful compositing was possible, it was considered that by doing this, disproportionate significance would be given to the already abundant channel samples (94% of total sample population) during interpolation. Histograms and statistics of channel and drill sample lengths were compared and it was found that these were acceptably similar. As such, drill-hole samples remained in their primary form for use in interpolation.

Conversely, all drill samples were composited to a fixed length of 1.5m (maximum allowable drill assay interval length as documented in core processing protocols) prior to use in grade interpolation. This practice ensured that the risk of potential grade bias resulting from variable sample length was mitigated, particularly in areas predominantly or solely supported by drill-hole data. The nominated 1.5m composite length was selected as the minimum possible which would allow for the closest reasonable parity with average channel sample length. Given that the maximum allowable raw drill assay length was 1.5m, a composite length less than this would have resulted in artificial clustering in some cases and therefore was not considered.

In future it is strongly recommended that all historical and future channel samples be stored in a form amenable to compositing, as compositing is an ideal step in the preparation of data for interpolation.

See summaries of sample statistics by sample type, zone and area provided in Table 14-10 and Table 14-11.

August 2014	Page 14-12

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 14-10:	Drill Hole Sample Statistics – Great Panther Silver Limited – Guanajuato Project

			g/t Au		g/t Ag		m
				Std.		Std.
Zone	Code	Count	Mean	Dev.	Mean	Dev.	Mean
Cata VM FW	100	168	0.79	1.27	230	330	1.37
Cata Contacto	101	34	0.78	0.95	250	285	1.28
Cata VM HW	102	168	0.79	1.27	230	330	1.37
Cata Alto1	103	42	0.97	1.18	263	285	1.18
Cata Alto2	104	28	1.78	1.78	342	245	1.31
Cata Alto3	105	32	1.97	2.18	361	331	1.31
Cata Alto4	106	23	0.84	1.42	200	240	1.11
Subtotal Cata		495	0.94	1.40	247	317	1.33
Pozos NW	200	217	0.66	1.06	154	194	1.42
Pozos SE	201	65	0.24	0.37	72	133	1.42
Subtotal Pozos		282	0.56	0.96	135	185	1.42
SM HW	300	181	3.41	6.01	34	70	1.33
SM LS1	301	31	2.11	3.45	62	101	1.31
SM LS2	302	1	8.97	-	48	-	0.60
SM LS3	303	9	7.61	8.51	9	8	1.23
SM LS4	304	6	8.94	6.34	20	17	1.46
Subtotal Santa Margarita		228	3.57	5.96	36	73	1.33
GTTO HW	400	134	0.52	0.60	76	115	2.31
GTTO FW	401	46	0.54	0.66	117	144	1.36
GTTO NW	402	45	0.46	0.79	91	161	1.23
GTTO SE	403	16	0.40	0.72	87	142	1.21
Subtotal Guanajuatito		241	0.51	0.65	87	132	1.85
SC	500	37	1.85	2.96	46	60	1.13
Subtotal San Cayetano		37	1.85	2.96	46	60	1.13
VAL 1	600	40	0.94	0.93	72	58	1.31
VAL 2	601	6	2.54	1.57	80	96	1.23
VAL 3	602	58	0.91	1.36	47	60	1.32
VAL 4	603	2	2.67	0.90	123	54	1.37
VAL 5	604	9	0.45	0.54	62	54	1.44
Subtotal Valenciana		115	1.00	1.25	60	62	1.32
PROM	700	43	1.89	1.37	62	48	1.37
Subtotal Promontorio		43	1.89	1.37	62	48	1.37
TOTAL		1441	1.26	2.83	140	229	1.43

Notes:

VM - Veta Madre; FW - Foot Wall; HW - Hanging Wall; SM - Santa Margarita; SC - San Cayetano; LS - Linking Structure; GTTO - Guanajuatito; PROM - Promontorio; VAL - Valenciana; NW - Northwest; SE - Southeast.

August 2014	Page 14-13

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 14-11:	U/G Sample Composite Statistics – Great Panther Silver Limited – Guanajuato Project

			Au g/t		Ag g/t		m
				Std.		Std.
Zone	Code	Count	Mean	Dev.	Mean	Dev.	Mean
Cata VM FW	100	4508	2.33	10.12	686	1905	0.99
Cata Contacto	101	182	8.63	63.73	144	370	0.99
Cata VM HW	102	844	4.29	33.08	627	2935	0.87
Cata Alto1	103	189	10.03	52.90	1524	4544	0.99
Cata Alto2	104	168	1.27	3.86	444	1479	0.91
Cata Alto3	105	104	1.74	3.76	528	1163	0.81
Cata Alto4	106	349	2.40	6.64	688	1911	0.86
Subtotal Cata		6344	2.96	20.57	679	2156	0.96
Pozos NW	200	7545	1.12	6.72	279	814	0.95
Pozos SE	201	231	0.82	2.28	172	466	0.91
Subtotal Pozos		7776	1.11	6.63	276	806	0.95
SM HW	300	5101	7.62	42.86	55	324	0.79
SM LS1	301	343	1.03	3.50	110	311	0.86
SM LS2	302	42	5.64	27.69	10	32	0.83
SM LS3	303	134	3.81	15.20	111	1086	0.78
SM LS4	304	55	0.94	2.71	7	18	0.75
Subtotal Santa Margarita		5675	7.06	40.81	59	358	0.80
GTTO HW	400	4308	0.95	3.08	162	459	0.70
GTTO FW	401	-	-	-	-	-	-
GTTO NW	402	1076	0.82	2.61	181	521	0.70
GTTO SE	403	345	0.13	0.29	33	92	0.76
Subtotal Guanajuatito		5729	0.88	2.91	158	459	0.71
SC	500	-	-	-	-	-	-
Subtotal San Cayetano		-	-	-	-	-	-
VAL 1	600	-	-	-	-	-	-
VAL 2	601	-	-	-	-	-	-
VAL 3	602	-	-	-	-	-	-
VAL 4	603	-	-	-	-	-	-
VAL 5	604	-	-	-	-	-	-
Subtotal Valenciana		-	-	-	-	-	-
PROM	700	23	0.55	0.81	19	20	0.93
Subtotal Promontorio		23	0.55	0.81	19	20	0.93
TOTAL		25547	2.84	22.27	301	1217	0.87

Notes:

VM - Veta Madre; FW - Foot Wall; HW - Hanging Wall; SM - Santa Margarita; SC - San Cayetano; LS - Linking Structure; GTTO - Guanajuatito; PROM - Promontorio; VAL - Valenciana; NW - Northwest; SE - Southeast.

August 2014	Page 14-14

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

14.1.10	Block Model and Grade Estimation Procedures

14.1.10.1 Dimensions and Coding

Each of the six block models were horizontally rotated in order to align their columns with the general strike of the zones. The block dimensions for all six models are 2.5m x 2.5m x 2.5m. Details on block model dimensions and extent are presented in Table 14-12 below. The rotations stated in Table 14-12 are about the origins (southwest corner) in the anticlockwise direction.

Table 14-12:	Block Model dimensions & Extent - Great Panther Limited – Guanajuato Project

				Santa
				Margarita /
				San
Item		Cata	Pozos	Cayetano	Guanajuato	Valenciana	Promontorio
Origin:	Easting	950	1,300	1542.5	-200	115	2080
	Northing	-3,050	-3,100	-3,855	-1,400	-2,300	-3,530
	Elevation	1,450	1,650	1,450	1,650	1,400	1,900

Rotation	Deg.	-55	-41	-35	-39	-40	-45
Extent (m)	X	350	270	357.5	650	700	300
	Y	350	250	685	750	800	295
	Z	350	250	280	650	600	180

Each block located at least partly within a wireframe has been assigned a zone code that matches the assay coding scheme. Block percentages were also estimated based on the portion of the block coincident with the wireframe. Grades were estimated only to those blocks coincident ≥0.01% with one or more of the 25 zones. Where a block occupied more than one wireframe, the block received the majority code and the combined percentage.

14.1.10.2 Geostatistics

Variogram analysis was undertaken for both Au and Ag in order to characterise the spatial variance of each. Single-structure ranges were developed in the average plane of all zones for each area (excluding San Cayetano, Valenciana and Promontorio for which not enough data were available to produce meaningful results). Long ranges were found to be between 6-12m for Ag and 6-18m for Au, while the nugget (C0) values ranged from 25 - 52% and 23 - 50% of total sill (C0+C1) for Ag and Au respectively. These results indicated that while there is a demonstrable (albeit limited) spatial correlation between samples within each zone, local estimates of grade are not expected to be particularly accurate given the high nugget values reported above.

August 2014	Page 14-15

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

14.1.10.3 Grade Interpolation

Grade interpolation for both Au and Ag was executed as a series of 3 runs, each of which were performed via the inverse distance cubed (ID3) method. A minimum of 1 and a maximum of 4 composites were allowed for interpolation to each block. In estimating block grades, it was required that the block zone code be the same as the composite zone code in order for interpolation to occur. Kriging was not used as the primary method of interpolation due to concerns regarding potential over-smoothing of grades. Given the short major axis ranges and high nugget values determined during the variogram analysis, Inverse Distance (ID) was deemed to be the most appropriate method of grade interpolation. A power of 3 was selected for this reason also, as greater influence is given to grades more proximal to the block than they would otherwise be given if a power of 2 had been used for example.

The interpolation strategy involved 3 successive passes, whereby smaller search envelopes were employed in each consecutive run, overwriting blocks estimated in the previous run. The first pass was performed at a long range axis length of 100m and the second pass at 50m. For these passes, the major/minor axis ratio was set at 5 and the major/semi-major axes ratios set at 1. For the 3rd pass, major axis search distances, search ellipsoid orientations and major/semi-major axes ratios were determined individually by element and area. Search ellipsoid orientations were kept consistent across all 3 passes. Specific details of 3rd pass interpolation parameters by zone can be seen in Table 14-13 below.

Table 14-13:	3rd Pass Grade Interpolation Method, Au – Great Panther Silver Limited – Guanajuato Project

	Axes			Orientations
	Maj	Maj/SemiMaj	Maj/Min
	Axis			Bearing	Plunge	Dip
	(m)	Axis	Axis
Cata VM FW	17.5	2.6	5	269.2	-30.6	35
Cata Contacto	17.5	2.6	5	269.2	-30.6	35
Cata VM HW	17.5	2.6	5	280	-30.6	35
Cata Alto1	17.5	2.6	5	269.2	-30.6	30
Cata Alto2	17.5	2.6	5	269.2	-20	30
Cata Alto3	17.5	2.6	5	269.2	-10	30
Cata Alto4	17.5	2.6	5	269.2	-15	30

August 2014	Page 14-16

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Pozos NW	6	2	2	276	-24	30
Pozos SE	6	2	2	276	-40	35
SM HW	9	2	5	340.2	23.5	53
SM LS1	9	2	5	355	23.5	55
SM LS2	9	2	5	340.2	23.5	55
SM LS3	9	2	5	287	23.5	82
SM LS4	9	2	5	151	-23.5	62
GTTO HW	10	1.25	5	267.2	-37.8	30
GTTO FW	10	1.25	5	267.2	-37.8	30
GTTO NW	10	1.25	5	267.2	-37.8	20
GTTO SE	10	1.25	5	267.2	-37.8	25
SC	10	1.25	5	267.2	-37.8	30
VAL 1	10	1.25	5	267.2	-37.8	30
VAL 2	10	1.25	5	267.2	-37.8	30
VAL 3	10	1.25	5	267.2	-37.8	30
VAL 4	10	1.25	5	267.2	-37.8	30
VAL 5	10	1.25	5	267.2	-37.8	30
PROM	10	3	4	267	-37.5	20

Notes:

Bearing = azimuth of major axis; Plunge = dip of major axis; Dip = dip of semi-major axis 45º clockwise from major axis bearing/plunge direction; VM - Veta Madre; FW - Foot Wall; HW - Hanging Wall; SM - Santa Margarita; SC - San Cayetano; LS - Linking Structure; GTTO - Guanajuatito; PROM - Promontorio; VAL - Valenciana; NW - Northwest; SE - Southeast.

Table 14-14:	3rd Pass Grade Interpolation Method, Ag – Great Panther Silver Limited – Guanajuato Project

	Axes			Orientations
	Maj	Maj/SemiMaj	Maj/Min
	Axis			Bearing	Plunge	Dip
	(m)	Axis	Axis
Cata VM FW	12	3	5	304	0	46
Cata Contacto	12	3	5	308	0	46
Cata VM HW	12	3	5	315	0	40
Cata Alto1	12	3	5	315	0	40
Cata Alto2	12	3	5	304	0	40
Cata Alto3	12	3	5	304	15	46
Cata Alto4	12	3	5	304	0	46
Pozos NW	6	2	2	225	-36	0
Pozos SE	6	2	2	225	-45	0
SM HW	7.5	2.9	5	330.2	11.9	53

August 2014	Page 14-17

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

SM LS1	7.5	2.9	5	350	11.9	6.7
SM LS2	7.5	2.9	5	330.2	11.9	55
SM LS3	7.5	2.9	5	287	11.9	82
SM LS4	7.5	2.9	5	151	11.9	62
GTTO HW	8	2	5	353.3	30	35
GTTO FW	8	2	5	353.3	30	35
GTTO NW	8	2	5	353.3	25	40
GTTO SE	8	2	5	353.3	30	35
SC	8	2	5	353.3	30	35
VAL 1	8	2	5	353.3	30	35
VAL 2	8	2	5	353.3	30	35
VAL 3	8	2	5	353.3	30	35
VAL 4	8	2	5	353.3	30	35
VAL 5	8	2	5	353.3	30	35
PROM	8	2	5	353.3	30	35

Notes:

Bearing = azimuth of major axis; plunge = dip of major axis; dip = dip of semi-major axis 45° clockwise from major axis bearing/plunge direction; VM - Veta Madre; FW - Foot Wall; HW - Hanging Wall; SM - Santa Margarita; SC - San Cayetano; LS - Linking Structure; GTTO -Guanajuatito; PROM - Promontorio; VAL - Valenciana; NW - Northwest; SE - Southeast.

14.1.11	Block Model Validation

Validation of the interpolation techniques and resulting block model were completed in via the following:

•	Visual inspection of the block grades in comparison to surrounding data values;

•	Comparison of block model grades with actual production; and

•	Comparison of block and sample means.

14.1.11.1 Visual Inspection

The block models for all four areas were reviewed in 3D on 5m section intervals. Model grades were compared locally with original sample grades, and were found to be acceptably similar.

14.1.11.2 Comparison with Production Records

As discussed previously, in areas where mining is active (Cata, Pozos, Santa Margarita and Guanajuatito) grade caps were adjusted incrementally until the resulting interpolated model reported the best possible match with production figures in selected reconciliation areas. As such, the models for these areas by way of their construction, generally reconciled well with production records.

August 2014	Page 14-18

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 14-15 provides estimates of material within the reconciliation areas reported at 50g/t AgEq for all areas except Cata, which was reported at 0g/t AgEq for reconciliation purposes. It was found that when no reporting cut-off was applied at Cata, a better reconciliation on mined tonnes was achieved. Table 14-16 provides a summary of actual production for these areas. Ag and Au model grades generally concur well for all areas except Pozos where model grades are seen to be lower than production record grades. It is proposed that this is potentially related to lower grade material within pillars.

Table 14-15:	Mined Resources in Model at 50g/t AgEq Cut-off (Pozos, Santa Margarita and Guanajuatito) and 0g/t AgEq cutoff (Cata) – Great Panther Silver Limited – Guanajuato Project

Area	kt	Au g/t	Ag g/t	Au kOz	Ag kOz
Cata	55.4	1.35	301	2.40	536.2
Pozos	76.7	0.95	188	2.33	462.8
Santa Margarita	54.2	5.68	59	9.90	103.0
Guanajuatito	22.5	0.70	170	0.50	122.7

Table 14-16:	Actual Mined Based on Production Records – Great Panther Silver Limited – Guanajuato Project

Area	kt	Au g/t	Ag g/t	Au kOz	Ag kOz
Cata	68.4	1.36	293	3.00	645.0
Pozos	48.9	0.67	165	1.05	260.1
Santa Margarita	47.0	4.53	62	6.85	94.3
Guanajuatito	19.3	0.78	165	0.49	102.0

14.1.11.3 Comparison of Block and Sample Means

Block grade estimates for all resources were compared with drill-hole composite grades. It was considered more appropriate to compare drill composites and not channel samples with model grades given that drill-holes are generally far more evenly distributed across the zones, and as such, the effects of extreme spatial clustering (as seen with channel sampling) are less likely to affect the relevance of the comparison.

Overall equivalent grades compare well for Pozos, Santa Margarita, Guanajuatito and Promontorio. Relatively small absolute differences in Ag at Valenciana and Santa Margarita account for the larger percentage block/composite differences seen for Ag. Results of this comparison are provided in Table 14-17.

August 2014	Page 14-19

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 14-17:	Comparison of Block and All Samples – Great Panther Silver Limited – Guanajuato Project

		Ag g/t			Au g/t			AgEq g/t
Category	Blocks	Comps	Diff	Blocks	Comps	Diff	Blocks	Comps	Diff
Cata	302	247	20%	1.29	0.94	31%	380	303	22%
Pozos	133	135	-2%	0.57	0.56	2%	167	169	-1%
Santa Margarita	45	36	22%	3.14	3.57	-13%	234	250	-7%
Guanajuatito	92	87	5%	0.45	0.51	-13%	119	118	1%
San Cayetano	47	46	2%	1.46	1.85	-24%	134	157	-16%
Valenciana	48	60	-22%	0.76	1.00	-27%	94	120	-25%
Promontorio	60	62	-3%	2.17	1.89	14%	191	175	8%
Total	106	116	-9%	1.12	1.25	-11%	173	191	-10%

14.1.11.4 Cut-Off Value

The cut-off values are based on silver equivalent values (AgEq), which have been calculated via the formula AgEq = Ag + 60*Au. Cut-offs for individual areas are based on area-specific costs, and have only been applied to the Inferred resources. Table 14-18 provides these values.

Table 14-18:	Area-Specific Cut-off Values – Great Panther Silver Limited – Guanajuato Project

Area	Cut-off Value (AgEq g/t)
Cata	176
Pozos	178
Santa Margarita	166
Guanajuatito	164
San Cayetano	169
Valenciana	167
Promontorio	166

For Measured and Indicated resources, a cut-off value of 50g/t AgEq was applied. It was found that reporting these resources at higher cut-off values sometimes resulted in small isolated clusters of blocks. The 50g/t AgEq halo appears to be somewhat of a continuity envelope, below which is encountered predominantly uneconomic mineralization.

August 2014	Page 14-20

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

For inferred resources, estimates were largely based on single or wide-spaced drill intercepts, which, for the purposes of reporting, are best served by using the area-specific economic cut-off values.

14.1.12	Classification

The Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (CIM definitions) were followed for the classification of the mineral resources.

The approach to classification was to consider any given block centroid relative to both average distance of all samples used in interpolation and distance of nearest sample used in interpolation. The longest Ag variogram range (15m) was used to determine thresholds for each classification category, whereby Measured was considered to be the classification appropriate to a block interpolated with an Ag sample at a distance of half the long range or less (7.5m) from the block centroid with the additional requirement that the average distance from the block centroid of all samples used in the interpolation was to be no more than the long range itself (15m). Measured blocks additionally were required to be situated adjacent to underground workings. In order to be classified as Indicated, respective distances as described above were 15m and 30m and clusters of such blocks were required either to be adjacent to underground workings, or pierced by at least 2 drill-holes. All other blocks not classified as either Measured or Indicated and residing at least partially within a wireframe were classified as Inferred.

The classification scheme applied for all areas of the Guanajuato Resource is described in Table 14-19 below.

August 2014	Page 14-21

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 14-19:	Classification Strategy - Great Panther Silver Limited – Guanajuato Project

	Closest Sample	Avg. Sample
Category	Criteria	Distance Criteria	Additional Criteria

Measured	<= 7.5m	<= 15m	Must be adjacent to underground workings

Indicated	<= 15m	<= 30m	If not adjacent to UG workings, group of blocks must be pierced by at least 2 drill- holes

Inferred	NA	NA	All blocks at least partially within wireframes and NOT classified as either Measured or Inferred

Using the scheme described above, solids were constructed for each classification type and used for model classification coding. The reason being is that some areas were required to be manually adjusted despite their empirically derived classification. Such areas included those where small outlier collections of blocks or individual blocks of a particular classification were identified. Additionally, areas where geological confidence was lower than that reflected in the empirically derived classification received a reduced classification.

14.1.13	Mineral Resource Tabulations

Table 14-20 through Table 14-23 provide detailed summaries of the mineral resource estimates as at 25 September, 2013. Measured and Indicated mineral resources are reported at a cut-off value of 50g/t AgEq. Inferred mineral resources are reported at area specific cut-off values of 176, 178, 166, 164, 169, 167 and 166g/t AgEq for Cata, Pozos, Santa Margarita (“SM”), Guanajuatito (“GTTO”), San Cayetano (“SC”), Valenciana (“VAL”) and Promontorio (“PROM”) respectively.

August 2014	Page 14-22

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 14-20:	Measured Mineral Resources - Great Panther Silver Limited – Guanajuato Project

		Tonnage	Grade g/t			Contained kOz
Zone/Vein	Code	kt	Au	Ag	AgEq	Au	Ag	AgEq
Cata VM FW	100	28.3	1.29	336	413	1.17	305	375
Cata Contacto	101	12.3	0.94	250	306	0.37	99	121
Cata VM HW	102	16.9	1.67	343	443	0.91	186	240
Cata Alto1	103	10.0	1.52	397	488	0.49	128	158
Cata Alto2	104	7.8	1.27	310	387	0.32	78	97
Cata Alto3	105	6.8	1.42	355	440	0.31	77	95
Cata Alto4	106	2.9	1.01	231	291	0.09	21	27
Subtotals Cata		84.9	1.34	328	408	3.65	894	1,114
Pozos NW	200	113.8	0.73	183	227	2.67	668	829
Pozos SE	201	25.1	1.00	180	240	0.81	146	194
Subtotal Pozos		138.9	0.78	182	229	3.48	814	1,023
SM HW	300	73.9	5.15	45	354	12.23	107	840
SM LS1	301	9.3	1.38	109	192	0.41	32	57
SM LS2	302	0.1	6.11	24	391	0.03	0	2
SM LS3	303	0.7	3.87	8	240	0.09	0	6
SM LS4	304	1.0	4.53	16	288	0.14	1	9
Subtotals SM		85.0	4.72	51	335	12.90	140	914
GTTO HW	400	32.0	0.67	132	172	0.69	136	177
GTTO FW	401	-	-	-	-	-	-	-
GTTO NW	402	14.8	0.71	159	201	0.34	75	95
GTTO SE	403	6.4	0.38	100	122	0.08	21	25
Subtotals GTTO		53.2	0.64	135	174	1.10	232	298
SC	500	-	-	-	-	-	-	-
Subtotals SC		-	-	-	-	-	-	-
VAL1	600	-	-	-	-	-	-	-
VAL2	601	-	-	-	-	-	-	-
VAL3	602	-	-	-	-	-	-	-
VAL4	603	-	-	-	-	-	-	-
VAL5	604	-	-	-	-	-	-	-
Subtotals VAL		-	-	-	-	-	-
PROM	700	-	-	-	-	-	-	-
Subtotals PROM		-	-	-	-	-	-	-
Totals Measured		362.0	1.82	179	288	21.14	2,080	3,348

Notes:

August 2014	Page 14-23

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

1.	CIM Definitions were followed for Mineral Resources.
2.	Measured Mineral Resources are estimated at a cut-off grade of 50g/t AgEq.
3.

Inferred Mineral Resources are reported at area-specific cut-offs as follows: Cata 176 g/t AgEq, Guanajuatito 164g/t AgEq, Pozos 178g/t AgEq, San Cayetano 169g/t AgEq, Santa Margarita 166g/t AgEq, Valenciana 167g/t AgEq and Promontorio 166g/t AgEq.

4.	Prices of US$1,280/Au oz and US$20.80/Ag oz were used in calculations.
5.	Bulk Density is 2.68t/m.
6.	Totals may not agree due to rounding.
7.	AgEq is given by the formula AgEq = Ag + 60*Au.
8.	Contained ounces have been calculated using 1oz = 31.1035g.

August 2014	Page 14-24

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 14-21:	Indicated Mineral Resources - Great Panther Silver Limited – Guanajuato Project

		Tonnage	Grade g/t			Contained kOz
Zone/Vein	Code	kt	Au	Ag	AgEq	Au	Ag AgEq
Cata VM FW	100	10.5	1.43	373	458	0.48	126	155
Cata Contacto	101	5.5	1.20	309	381	0.21	55	68
Cata VM HW	102	9.8	1.45	322	410	0.46	102	129
Cata Alto1	103	3.8	1.36	346	428	0.17	42	52
Cata Alto2	104	1.1	1.01	283	344	0.04	10	12
Cata Alto3	105	1.2	1.90	357	471	0.08	14	19
Cata Alto4	106	1.2	1.13	280	348	0.04	10	13
Subtotals Cata		33.1	1.38	337	420	1.47	359	448
Pozos NW	200	13.5	0.51	120	150	0.22	52	65
Pozos SE	201	22.3	0.57	113	147	0.41	81	105
Subtotal Pozos		35.8	0.55	116	148	0.63	133	171
SM HW	300	23.0	3.30	98	296	2.44	73	219
SM LS1	301	-	-	-	-	-	-	-
SM LS2	302	-	-	-	-	-	-	-
SM LS3	303	-	-	-	-	-	-	-
SM LS4	304	-	-	-	-	-	-	-
Subtotals SM		23.0	3.30	98	296	2.44	73	219
GTTO HW	400	18.3	0.73	86	130	0.43	51	77
GTTO FW	401	-	-	-	-	-	-	-
GTTO NW	402	23.5	0.67	134	174	0.51	101	131
GTTO SE	403	9.0	0.43	100	126	0.12	29	36
Subtotals GTTO		50.7	0.65	111	150	1.06	180	244
SC	500	-	-	-	-	-	-	-
Subtotals SC		-	-	-	-	-	-	-
VAL1	600	-	-	-	-	-	-	-
VAL2	601	-	-	-	-	-	-	-
VAL3	602	-	-	-	-	-	-	-
VAL4	603	-	-	-	-	-	-	-
VAL5	604	-	-	-	-	-	-	-
Subtotals VAL		-	-	-	-	-	-	-
PROM	700	-	-	-	-	-	-	-
Subtotals PROM		-	-	-	-	-	-	-
Totals Measured		142.6	1.22	163	236	5.60	745	1,081

August 2014	Page 14-25

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Measured Mineral Resources are estimated at a cut-off grade of 50g/t AgEq.
3.

Inferred Mineral Resources are reported at area-specific cut-offs as follows: Cata 176 g/t AgEq, Guanajuatito 164g/t AgEq, Pozos 178g/t AgEq, San Cayetano 169g/t AgEq, Santa Margarita 166g/t AgEq, Valenciana 167g/t AgEq and Promontorio 166g/t AgEq.

4.	Prices of US$1,280/Au oz and US$20.80/Ag oz were used in calculations.
5.	Bulk Density is 2.68t/m.
6.	Totals may not agree due to rounding.
7.	AgEq is given by the formula AgEq = Ag + 60*Au.
8.	Contained ounces have been calculated using 1oz = 31.1035g.

August 2014	Page 14-26

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 14-22:	Measured plus Indicated Mineral Resources - Great Panther Silver Limited Guanajuato Project

		Tonnage	Grade g/t			Contained kOz
Zone/Vein	Code	kt	Au	Ag	AgEq	Au	Ag	AgEq
Cata VM FW	100	38.8	1.32	346	425	1.65	432	531
Cata Contacto	101	17.8	1.02	268	329	0.58	153	188
Cata VM HW	102	26.7	1.59	335	431	1.36	288	369
Cata Alto1	103	13.8	1.48	383	472	0.66	170	210
Cata Alto2	104	8.9	1.24	307	381	0.36	88	109
Cata Alto3	105	8.0	1.49	355	444	0.38	91	114
Cata Alto4	106	4.0	1.04	245	307	0.14	32	40
Subtotals Cata		118.1	1.35	330	411	5.13	1,254	1,561
Pozos NW	200	127.3	0.71	176	219	2.90	720	894
Pozos SE	201	47.4	0.80	149	197	1.21	227	300
Subtotal Pozos		174.7	0.73	169	213	4.11	947	1,194
SM HW	300	96.9	4.71	58	340	14.66	180	1,060
SM LS1	301	9.3	1.38	109	192	0.41	32	57
SM LS2	302	0.1	6.11	24	391	0.03	0	2
SM LS3	303	0.7	3.87	8	240	0.09	0	6
SM LS4	304	1.0	4.53	16	288	0.14	1	9
Subtotals SM		108.0	4.42	61	326	15.34	213	1,133
GTTO HW	400	50.3	0.69	115	157	1.12	186	254
GTTO FW	401	-	-	-	-	-	-	-
GTTO NW	402	38.2	0.69	143	184	0.84	176	227
GTTO SE	403	15.4	0.41	100	124	0.20	49	61
Subtotals GTTO		103.9	0.65	123	162	2.16	412	542
SC	500	-	-	-	-	-	-	-
Subtotals SC		-	-	-	-	-	-	-
VAL1	600	-	-	-	-	-	-	-
VAL2	601	-	-	-	-	-	-	-
VAL3	602	-	-	-	-	-	-	-
VAL4	603	-	-	-	-	-	-	-
VAL5	604	-	-	-	-	-	-	-
Subtotals VAL		-	-	-	-	-	-	-
PROM	700	-	-	-	-	-	-	-
Subtotals PROM		-	-	-	-	-	-	-
Totals Measured		504.7	1.65	174	273	26.74	2,825	4,430

August 2014	Page 14-27

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Measured Mineral Resources are estimated at a cut-off grade of 50g/t AgEq.
3.

Inferred Mineral Resources are reported at area-specific cut-offs as follows: Cata 176 g/t AgEq, Guanajuatito 164g/t AgEq, Pozos 178g/t AgEq, San Cayetano 169g/t AgEq, Santa Margarita 166g/t AgEq, Valenciana 167g/t AgEq and Promontorio 166g/t AgEq.

4.	Prices of US$1,280/Au oz and US$20.80/Ag oz were used in calculations.
5.	Bulk Density is 2.68t/m.
6.	Totals may not agree due to rounding.
7.	AgEq is given by the formula AgEq = Ag + 60*Au.
8.	Contained ounces have been calculated using 1oz = 31.1035g.

August 2014	Page 14-28

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 14-23:	Inferred Mineral Resources - Great Panther Silver Limited – Guanajuato Project

		Tonnage	Grade g/t			Contained kOz
Zone/Vein	Code	kt	Au	Ag	AgEq	Au	Ag	AgEq
Cata VM FW	100	5.9	1.12	393	460	0.21	74	87
Cata Contacto	101	1.3	1.04	266	328	0.04	11	13
Cata VM HW	102	1.5	1.13	312	380	0.05	15	18
Cata Alto1	103	0.4	0.95	626	683	0.01	7	8
Cata Alto2	104	0.5	1.10	318	384	0.02	5	6
Cata Alto3	105	-	-	-	-	-	-	-
Cata Alto4	106	3.2	2.78	483	650	0.29	50	67
Subtotals Cata		12.7	1.53	398	489	0.62	162	199
Pozos NW	200	2.1	0.62	184	221	0.04	12	15
Pozos SE	201	14.9	0.65	318	357	0.31	153	171
Subtotal Pozos		17.0	0.65	302	341	0.35	165	186
SM HW	300	13.3	1.82	224	334	0.78	96	142
SM LS1	301	1.1	6.72	21	424	0.23	1	14
SM LS2	302	-	-	-	-	-	-	-
SM LS3	303	-	-	-	-	-	-	-
SM LS4	304	-	-	-	-	-	-	-
Subtotals SM		14.3	2.18	209	340	1.01	96	157
GTTO HW	400	0.5	0.83	274	323	0.01	5	5
GTTO FW	401	77.9	0.91	219	274	2.27	549	685
GTTO NW	402	7.9	1.84	338	448	0.47	86	114
GTTO SE	403	2.5	0.91	184	239	0.07	15	19
Subtotals GTTO		88.8	0.99	229	289	2.82	654	824
SC	500	41.5	3.69	85	307	4.93	114	410
Subtotals SC		41.5	3.69	85	307	4.93	114	410
VAL1	600	13.6	2.25	157	292	0.98	68	127
VAL2	601	18.8	3.63	137	355	2.19	83	214
VAL3	602	83.1	2.50	101	251	6.68	270	671
VAL4	603	6.3	2.64	122	281	0.54	25	57
VAL5	604	5.5	1.05	118	181	0.19	21	32
Subtotals VAL		127.2	2.58	114	269	10.57	467	1,101
PROM	700	132.4	2.84	70	241	12.09	298	1,024
Subtotals PROM		132.4	2.84	70	241	12.09	298	1,024
Totals Measured		433.9	2.32	140	280	32.38	1,957	3,900

August 2014	Page 14-29

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Measured Mineral Resources are estimated at a cut-off grade of 50g/t AgEq.
3.

Inferred Mineral Resources are reported at area-specific cut-offs as follows: Cata 176 g/t AgEq, Guanajuatito 164g/t AgEq, Pozos 178g/t AgEq, San Cayetano 169g/t AgEq, Santa Margarita 166g/t AgEq, Valenciana 167g/t AgEq and Promontorio 166g/t AgEq.

4.	Prices of US$1,280/Au oz and US$20.80/Ag oz were used in calculations.
5.	Bulk Density is 2.68t/m.
6.	Totals may not agree due to rounding.
7.	AgEq is given by the formula AgEq = Ag + 60*Au.
8.	Contained ounces have been calculated using 1oz = 31.1035g.

14.2	San Ignacio Mine

14.2.1	Introduction

An estimate of Mineral Resources has been completed for the San Ignacio Mine (Waldegger and Brown, 2014) with an effective date of April 6, 2014 and is incorporated and compiled into this compilation report of the GMC.

Since the effective date of the above mineral resource up to the effective date of this revised mineral resource report (April 6, 2014 to July 31, 2014) a total of 17,262 tonnes grading 112g/t silver and 2.54g/t gold has been milled from the San Ignacio Mine.

In this report, the terms “Mineral Resource,” “Inferred Mineral Resource,” “Indicated Mineral Resource,” and “Measured Mineral Resource” have the meanings ascribed to those terms in the ”CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially affect the mineral resource estimates detailed in this report.

The geological interpretation was provided by the Company. Wireframe modelling and grade estimation was completed using Leapfrog 3D geological modelling software provided by Aranz Geo Ltd. (Leapfrog) and geological modelling software GEMS™ Version 6.6 provided by Geovia (Gems).

14.2.2	Sample Database

The drill-hole data from Great Panther included 116 diamond drill holes and chip samples from 213 face sample sites. For the purpose of this report, only 91 drill holes between sections 450N and 1100N, and underground samples from 112 sites from drifting along the Intermediate vein will be reported on in this section.

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Sample intervals with assay values lower than the detection limit for silver and gold were imported at the detection limit. The Gems database records the sample as being less than detection. For analysis in external software (e.g. MS Excel), the values were converted to half the detection limit.

Descriptive statistics of the raw drill core samples and underground chip samples are presented in Table 14-24.

Table 14-24:	Descriptive Statistics for the Sample Database

	Drill Hole Samples			Underground Samples
			Sample			Sample
	Ag	Au	Length	Ag	Au	Length
	(g/t)	(g/t)	(m)	(g/t)	(g/t)	(m)
Valid Cases	5948	5948	5951	346	346	346
Mean	20.3	0.35	1.00	136.4	2.27	0.79
Variance	5560.1	1.53	0.16	17933.1	5.93	0.06
Std. Deviation	74.6	1.24	0.40	133.9	2.44	0.24
CV	3.7	3.54	0.40	1.0	1.07	0.30
Minimum	0.25	0.005	0.05	0.25	0.005	0.25
1st Percentile	0.5	0.005	0.46	0.25	0.018	0.3
25th Percentile	0.5	0.02	0.7	23	0.290	0.6375
Median	2	0.05	1	101.5	1.265	0.8
75th Percentile	7	0.16	1.25	217	3.888	1
99th Percentile	354	6.08	1.6	302.5	5.403	1.1
Maximum	1390	26.00	11.9	791	13	1.5

Table includes both mineralized and non-mineralized intervals.

14.2.3	Domain Modelling

Domain modelling is generally considered the first step in estimating resources for a mineral deposit. It consists of separating the mineralized material into different domains with distinct geological characteristics, grade distributions, and spatial continuity of grade. In practice, each domain takes the form of a 3D envelope often interpreted on sections or levels by a geologist.

Great Panther supplied domain models representing four mineralized veins. The domains were modelled to include vein, vein breccia, and stockwork material that were interpreted by Great Panther to form continuous veins called Melladito, Intermediate, Nombre de Dios 1, and Nombre de Dios 2. Not all material that was logged as vein, vein breccia, or stockwork was included in the four-modelled domains, as some of this material could not be correlated between drill holes, and not all of the intersections used to model the veins were mineralized.

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Using Leapfrog 3D geological modelling software, the Intermediate vein was remodelled based on the GPR geologists interpretation of drill hole and underground chip samples. A minimum width of 1.5m was applied during vein modelling. The vein models for Melladito, Nombre de Dios 1 and Nombre de Dios 2 were not remodelled for this update. They were previously modelled to a 1m minimum width. Additional waste material was included within the domains at very narrow intersections due to modelling to the minimum widths.

Descriptive statistics of silver and gold grades in each domain are presented in Table 14-25 and Table 14-26. To establish whether or not the underground chip sample data is of a similar population to the diamond drill hole sample data, a comparison of the two composited datasets is presented in Section 14.2.6 Compositing.

Table 14-25:	Descriptive Statistics of Silver Grade Grouped by Domain

Silver (g/t)	Melladito	Intermediate		Nombre de	Nombre de Dios
		Drilling	Underground	Dios 1	2
Valid Cases	132	227	226	50	21
Mean	56.0	150.6	192.0	88.9	138.8
Variance	9,720.9	40207.1	17691.0	7,554.7	14,266.9
Std. Deviation	98.6	200.5	133.0	86.9	119.4
CV	1.8	1.3	0.7	1.0	0.9
Minimum	1	0.5	0.25	1	2
5th Percentile	1	0.5	2	1.6	3.6
25th Percentile	4	13	99	23	45
Median	21	86	170.5	67	112
75th Percentile	57	190	254.25	119	255
95th Percentile	280	1039	362.9	286	427
Maximum	709	1100	791	314	439

Table 14-26:	Descriptive Statistics of Gold Grade Grouped by Domain

Gold (g/t)	Melladito	Intermediate		Nombre de Dios	Nombre de Dios
		Drilling	Underground	1	2
Valid Cases	132	227	226	50	21
Mean	1.21	2.94	3.27	1.65	2.50
Variance	1.7	15.41	5.99	3.9	7.4
Std. Deviation	1.3	3.93	2.45	2.0	2.7
CV	1.1	1.34	0.75	1.2	1.1
Minimum	0.01	0.005	0.005	0.03	0.02
5th Percentile	0.01	0.01	0.024	0.04	0.04
25th Percentile	0.21	0.33	1.190	0.23	0.65

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Median	0.78	1.53	3.160	0.90	1.16
75th Percentile	1.94	4.04	4.725	2.11	4.23
95th Percentile	3.52	20.72	6.304	5.48	9.76
Maximum	6.74	26.00	13	9.37	9.94

14.2.4	Bulk Density

3,055 samples were collected for bulk density determination from 91 diamond drill holes. The water immersion procedure on air-dried samples was followed. The bulk specific gravity (SG) results were grouped by modelled domain and their descriptive statistics are presented in Table 14-27.

The overall mean value of the 313 samples within the domains representing the veins was 2.63 g/cm3, and this global mean value was assigned to the block model for calculation of tonnage above a grade cut-off.

Table 14-27:	Descriptive Statistics of Bulk Density Grouped by Domain

Bulk Density	Melladito	Intermediate	Nombre de Dios 1	Nombre de Dios 2
(g/cm3 )
Valid Cases	91	164	41	17
Mean	2.63	2.63	2.61	2.62
Variance	0.00	0.003	0.00	0.00
Std. Deviation	0.07	0.06	0.06	0.04
CV	0.03	0.02	0.02	0.02
Minimum	2.29	2.51	2.32	2.55
5th Percentile	2.57	2.54	2.489	-
25th Percentile	2.6	2.6	2.6	2.595
Median	2.62	2.63	2.62	2.62
75th Percentile	2.66	2.65	2.64	2.655
95th Percentile	2.75	2.75	2.67	-
Maximum	2.88	2.92	2.68	2.7

14.2.5	Treatment of High-Grade Outliers

When estimating resources, high-grade outliers can contribute excessively to the total metal content of the estimate. In a geologic context, outliers can represent a separate grade population characterized by its own continuity; generally, there is less physical continuity of high grades than in the more prevalent lower grades. Thus, overestimation of both tonnage and average grade above a cut-off grade can result if a general model, normally dominated by the lower, more continuous grades, is applied to very high-grade values. The problem is further exaggerated when the high-grade samples are isolated in a field of lower grade samples (Sinclair, 2002).

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Decile analyses were conducted and histograms and probability plots were reviewed to determine the potential risk of grade distortion from higher-grade samples.

To select a capping level, one approach is to identify natural breaks in the distribution of the assay data and probability plot. The silver and gold grade distributions for the raw samples are quasi-lognormal and, in general, distinct populations and natural breaks were observed.

Another approach is to determine how much metal is accumulated into bins based on ranking and grouping the raw data into deciles, and the last decile into percentiles. If too much metal is accumulated in the top few samples, then capping is warranted. There was not enough data to complete a meaningful decile analysis on the Nombre de Dios domains; however, the study indicated capping was warranted for the Melladito and Intermediate domains.

Capping levels from reviewing the decile analysis and the histograms and probability plots are presented in Table 14-28. The final capping levels applied were a compromise between the two studies, and in general, they were between the 95th and 98th percentile value for each domain. A comparison of capped to uncapped block model estimates showed that capping removed approximately 6% of the total metal.

Table 14-28:	Capping Levels for Silver and Gold Grouped by Domain

	Melladito	Intermediate	Nombre de Dios 1	Nombre de Dios 2
Silver (g/t)
Decile Analysis	200	700	-	-
Probability Plot	500	500	200	200
95th Percentile	280	670	285	427
Capping Level	300	700	250	300
Samples Capped	5	8	3	2
Gold (g/t)
Decile Analysis	4	11	-	-
Probability Plot	4	15	6	6
95th Percentile	3.5	10	5.5	9.8
Capping Level	4	15	6	6
Samples Capped	4	4	1	2

14.2.6	Compositing

14.2.6.1	Drill Hole Samples

The capped drill-hole samples were composited to the length of the intersections with the modelled domains producing one composite per drill hole per domain. 121 composites were calculated with lengths ranging from 0.63m to 24.6m, and averaging 3.2m. The composites are considered diluted as the domains were modelled to a minimum width.

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Four drill holes intersected historical workings, which were recorded as gaps in the drill hole sampling. Compositing ignored these gaps instead of replacing them with zero grade.

The drill-hole composites were used for interpolation of block grade.

14.2.6.2	Underground Chip Samples

The underground chip sample locations were treated as individual drill holes drilled parallel to the face i.e. perpendicular to the strike of the vein, and were composited to the length of their intersections with the wireframe. Those that were not long enough to intersect both the hanging wall and footwall of the vein, required manual diluting at 0g/t Ag and Au. A total of 43 composites out of 112 were diluted with sample lengths ranging from 0.02m to 1.12m at 0g/t. The diluted underground composites were used for interpolation of block grade.

The diluted underground composites were then compared using a Q-Q plot to a subset of the drill-hole composites in close proximity to the underground samples. The results show that the two datasets are very similar in gold grade however the underground composites are on average 25% higher in silver grade than the drill-hole composites. The results are based on a comparison of 112 underground composites with only 16 drill-hole composites. Further investigations into why the silver grade of the underground samples is higher than that of the drill holes should be completed.

Descriptive statistics of composited silver and gold grades are presented below in Table 14-29 and Table 14-30.

Table 14-29:	Descriptive Statistics of Composited Silver Grade Grouped by Domain

Silver (g/t)	Melladito	Intermediate		Nombre de	Nombre de
		Drilling	Underground	Dios 1	Dios 2
Valid Cases	41	49	112	23	8
Mean	41.38	117.4	168.3	79.82	94.01
Variance	2,583.09	11483.7	8752.4	2,992.03	4,657.94
Std. Deviation	50.82	107.2	93.6	54.70	68.25
CV	1.2	0.9	0.6	0.7	0.7
Minimum	0	0.5	0.1	1	8.3
5th Percentile	0.0	2.0	9.9	1.4	-
25th Percentile	4.4	34.5	99.7	46.9	29.3
Median	18.8	104.2	169.8	76.1	84.2

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Guanajuato, Mexico

75th Percentile	64.2	169.4	222.2	117.7	169.1
95th Percentile	173.4	286.2	343.6	192.6	-
Maximum	175.6	581.1	444.2	200.0	179.1

Table 14-30:	Descriptive Statistics of Composited Gold Grade Grouped by Domain

Gold (g/t)	Melladito	Intermediate		Nombre de Dios	Nombre de Dios
		Drilling	Underground	1	2
Valid Cases	41	49	112	23	8
Mean	1.06	1.99	2.93	1.64	1.86
Variance	0.94	3.39	3.72	2.42	4.04
Std. Deviation	0.97	1.84	1.93	1.56	2.01
CV	0.9	0.9	0.66	0.9	1.1
Minimum	0	0.05	0.01	0.031	0.107
5th Percentile	0.00	0.16	0.16	0.04	-
25th Percentile	0.15	0.56	1.66	0.26	0.59
Median	0.84	1.27	2.91	0.88	0.99
75th Percentile	1.95	3.31	4.01	3.29	3.27
95th Percentile	3.09	6.32	6.27	4.70	-
Maximum	3.66	6.38	9.73	4.90	5.98

14.2.7	Block Model Parameters

The block model was updated for the Intermediate vein only. The blocks in the block model have a dimension of 6m x 6m x 5m. The model uses the Guanajuato local grid (Mapes), and north is true north. The model was not rotated. The extent of the block model is provided in Table 14-31. The block model is configured to store rock type, density, capped and uncapped silver, gold, and silver equivalent grades, and resource classification. Each block also stored the percent of the wireframe occupying the block, the average distance of and number of holes/composites used in the estimate of grade for the block, the distance to the nearest hole, the grade of the closest composite, and the size of the search ellipse used to estimate grade for the block.

Table 14-31:	Extent of the San Ignacio Block Model

			Size
	Minimum	Maximum	(m)	No. of Blocks
East	-6,993.75	-6,495.75	6	83
North	-1,383.25	-489.25	6	149
Elevation (masl)	1,940	2,415	5	95

The three veins, Melladito, Nombre de Dios 1 and Nombre de Dios 2 were estimated using a block model with a block size of 12 x 12 x 5m. Details of the block model setup can be found in Waldegger, 2012.

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

14.2.8	Grade Interpolation

Block grades were interpolated from the drill-hole composites and in the case of the Intermediate vein, from underground face samples as well. Inverse Distance weighted to the second power was used as the distance-weighted method to interpolate grade for all blocks.

Block grades were interpolated using the drill-hole composites in two passes using flattened search ellipses of increasing size for sample selection. The search ellipses were oriented parallel to each domain, and hard boundaries were applied between domains to prevent grade smearing from one vein to another.

The search ellipse used in Pass 1 had a radius of 60m x 30m thick and for Pass 2 a radius of 120 m x 60 m thick. Block grades were interpolated in the first and second passes using a minimum of three composites, and not more than six of the nearest composites.

For the Intermediate vein only, block grades were also interpolated using both the drill hole and underground face sample composites in a third, smaller search ellipse, with a 30m radius. Only blocks within approximately 10 m of the underground levels were updated in the third pass.

14.2.9	Resource Classification

The resources at San Ignacio were classified as Indicated and Inferred, in accordance with the Canadian Institute of Mining and Metallurgy and Petroleum Definition Standards for Mineral Resources and Reserves (CIM definitions).

It is reasonable to assume that the continuity of the veins has been demonstrated sufficient to support the Inferred category of resources through Great Panther’s drilling on sections spaced 50m apart. Therefore, groups of blocks generally falling within 50m of a composite were selected on long section for each domain and classified as Inferred. Blocks beyond the outlined regions were left unclassified.

It is reasonable to assume that geological and grade continuity of the Intermediate vein has been demonstrated to support the Indicated category of resources in the areas investigated in 2013 by infill drilling and underground development. Drill spacing in this area is approximately 25m and underground face sampling (chip sampling) was every 2 to 3m along strike as the drift advanced.

August 2014	Page 14-37

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

14.2.10	Mineral Resource Tabulation

The San Ignacio property contains estimated Indicated Mineral Resources totalling 103,000 tonnes above a 125g/t silver equivalent cut-off, at an average grade of 165g/t silver and 3.54g/t gold, for a total of 1,245,000 equivalent silver ounces (“Ag eq oz”)). In addition, MFW estimated Inferred Mineral Resources of 737,000 tonnes at an average grade of 115g/t silver and 2.04g/t gold, for 5,645,000 Ag eq oz.

The resource grouped by domain is presented in Table 14-32.

Table 14-32:	Mineral Resources above a 125 AgEq g/t Cut-off

	Tonnage	Ag	Ag	Au	Au	AgEq	AgEq
	(kt)	(ppm)	(koz)	(ppm)	(koz)	(ppm)	(koz)
Indicated
INT	103	165	543	3.54	12	377	1,245
Inferred
DIOS1	178	103	591	1.99	11	224	1,287
DIOS2	147	141	663	2.38	11	285	1,346
INT	241	135	1,042	2.12	16	262	2,026
MELL	171	77	425	1.68	9	180	987
Total Inferred	737	115	2,721	2.04	48	238	5,645

Equivalent grades are commonly used to simplify the problem of mineral inventory tabulation in polymetallic deposits. An equivalent grade is one that is a combination of two or more grade variables in an arbitrary manner to produce a single variable for reporting tonnes and grades above the equivalent grade cut-off.

At San Ignacio, the silver equivalent grade was calculated as a function of gold and silver grades in the block model and based on the value ratio of 60 to 1 (Ag to Au). The ratio was being used at Great Panther’s underground operation at the Cata Mine in Guanajuato State, and is considered applicable for use in this estimate. The ratio considers metallurgical recoveries.

The equation used for silver equivalent grade was:

Ag Equivalent grade = Ag grade + (Au grade x 60)

14.2.11	Block Model Validation

The block grades were validated by visual inspection of the block grades on long section and comparison with the composited assays. The block grades were observed to honour the composited grades reasonably well.

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

MFW also validated the block grades by comparing to a check model. The check model block grade was estimated using the nearest neighbour method, whereby block grades were assigned the grade of the closest composite. At a zero cut-off, the nearest neighbour estimate contains within 5% of the silver and gold ounces.

14.2.12	Comparison to Previous Resource Estimate

It was estimated in 2012 (Waldegger, 2012) that the San Ignacio project contained Inferred Mineral Resources of 826,000 tonnes averaging 121 g/t Ag and 2.28 g/t Au using a 125 g/t Ag equivalent cut-off grade.

The current estimate included an update to the Intermediate vein only. The estimate for the three other veins (Melladito, and Nombre de Dios 1 and 2) remain unchanged. Below is a list of differences from the previous estimate that had an impact on the current Mineral Resource estimate for the Intermediate vein:

•	13 additional surface drill holes and 112 underground chip sample sites were considered for the estimate on the Intermediate vein

•	the minimum modelling width of 1m was increased to 1.5m thereby increasing dilution

•	the ratio of silver to gold for the calculation of silver equivalent grade was changed from 60.8 to 1, to 60 to 1

•	the capping level of raw assays for gold was increased from 10g/t to 15g/t

•	the block size was decreased from 12 x 12 x 5m to 6 x 6 x 5m

14.3	El Horcon Project

An estimate of Mineral Resources has been completed for the El Horcon Project (Brown 2013) with an effective date of July 31, 2013. This compilation report includes the Brown (2013) report and is re-iterated in this sub-section.

In this report, the terms “Mineral Resource,” “Inferred Mineral Resource,” “Indicated Mineral Resource,” and “Measured Mineral Resource” have the meanings ascribed to those terms in the ”CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council. There are no Mineral Reserves disclosed in this report.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially affect the mineral resource estimates detailed in this report.

August 2014	Page 14-39

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

The Resources were estimated from 4 area-specific block models. A set of wireframes representing the mineralised zones served to constrain both the block models and data subsequently used in Inverse Distance Cubed (ID3) Au, Ag, Pb, and Zn grade interpolation. The effective date of the estimate is July 31, 2013. Table 14-33 provides a summary tabulation of the estimates.

Table 14-33:	Inferred Mineral Resource Estimates – Great Panther Silver Limited – El Horcon Project

Vein	Tonnes	g/t Au	g/t Ag	% Pb
Diamantillo	141,285	2.91	79	2.72
Diamantillo HW	4,929	4.54	53	2.61
San Guillermo	57,878	3.93	37	1.62
Natividad	10,310	2.84	98	1.44
Grand Total	214,402	3.22	68	2.36

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Inferred Mineral Resources are reported at a cut-off of $110USD/tonne.
3.	Bulk Density’s used are 2.77t/m3 (Diamantillo), 2.62t/m3 (Diamantillo HW), 2.57t/m3 (Natividad), and 2.78t/m3 (San Guillermo).
4.	Totals may not agree due to rounding.
5.	$NSR/tonne based on prices of Ag = USD $24/oz; Au = USD $1,440/oz; and Pb = USD $1.00/lb.
6.	Contained ounces have been calculated using 1oz = 31.1035g.
7.	Minimum true width of wireframe (intersection) is 1.0m.

14.3.1	Previous Estimates

There are no previous estimates done on this project.

14.3.2	Database – General Description

All channel and drill hole sample data collected under the supervision of the Exploration Department are entered into and stored within a DataShed database.

A validated dataset extracted from the El Horcon DataShed database and subsequently used in modeling consisted 42 drill holes and 463 underground channel samples. This dataset contained data current up to and including 31st of August 2013.

Most holes in the dataset are angled towards the northeast at moderate to steep angles. All 2013 and historical holes range in length from 57m to 444.96m. Channel samples have average width of 1 meter. They were attributed with azimuth and dip information to allow display of “pseudo drill holes”.

August 2014	Page 14-40

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

2013 drilling is spread out over an approximate area of 650m (northwest-southeast) by 110 m (northeast-southwest). Average 2013 drill sample length is 0.92m. Average drill sample length for historical drill holes are 0.65m.

14.3.3	Assays

The validated assay database contains 1852 sample intervals from drill holes and 998 intervals from underground development and mining. Null results were excluded from the final dataset used for grade interpolation. Assay results reported to be below laboratory detection limits were replaced with zero. The average interval length is 0.8m for drilling and 0.9m for channel samples.

1852 drill intervals and 998 underground sample intervals were contained at a proportion of >50% within the wireframes constructed for the mineralized zones. Table 14-34 provides summary statistics for these intervals for gold, silver and lead.

Table 14-34:	Drill Sample Statistics by Area – Great Panther Silver Limited – Guanajuato Project

Gold
		g/t Au
Area
Code	Count	Min	Max	Mean	Std. Dev.
Diamantillo	155	0.02	8.48	1.53	1.718
Diamantillo HW	19	0	6.53	0.47	1.47
Natividad	9	0.37	7	2.76	2.29
San Guillermo	56	0	18	1.51	3.07
Totals	239	0	18	1.49	2.14

Silver
		g/t Ag
Area
Code	Count	Min	Max	Mean	Std. Dev.
Diamantillo	155	0	505	36	60.52
Diamantillo HW	19	0	70	9	16.21
Natividad	9	5	280	61	95.3
San Guillermo	56	0	437	38	62.63
Totals	239	0	505	35	60.7

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Lead
		% Pb
Area	Count				Std.
Code		Min	Max	Mean	Dev.
Diamantillo	155	0	16.3	1.17	2.22
Diamantillo HW	19	0	3.47	0.26	0.78
Natividad	9	0.004	4.21	0.87	1.35
San Guillermo	56	0	4.41	0.87	1.24
Totals	239	0	16.3	1.02	1.93

14.3.4	Core Recovery and RQD

Core Recovery characteristics were analysed for all drill core samples obtained from within each of the 4 mineralised zones. See Table 14-35 below.

Table 14-35:	Recovery and RQD by Area – Great Panther Silver Limited – El Horcon

	No. of	Avg RQD	Avg Rec %	% Rec
	Measurements	%		Measurements <85%
2013 drill hole	719	62.16	96.66	6.40
Historical	1288	NA	98.70	4.58

	No. of	Avg RQD	Avg Rec
Area				% Rec Measurements <85%
	Measurements	%	%
Diamantillo	24	52.6	99.7	0
Diamantillo HW	9	55.9	99.2	0
Natividad	4	61.2	97.5	0
San Guillermo	7	41.9	90.4	28.6
Total	44	52.3	97.9	4.54

A total of 2007 diamond core Recovery and RQD measurements were returned from the DataShed database. Of these, only 44 were found to be within the mineralised zones. All zones show good recoveries (all above 90%) and RQDs (all above 52%). While still being more than satisfactory, San Guillermo has comparatively lower recoveries at 90% lower than others.

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

In the author’s opinion, the overall drill core recovery is excellent and has no negative bearing on the mineral resource estimates.

14.3.5	Density

Specific gravity (SG) determinations for El Horcon drill core are carried out on site on whole HQ core using the water submersion method. Samples with a minimum weight of 500g are selected at a minimum frequency of 3 per mineralised zone plus additional hanging wall and footwall samples. Samples are then air dried and subsequently weighed in air with the measurement recorded on a standard form. The samples are then suspended in a basket which is submersed in water and the suspended mass in water is recorded also. The raw information is entered into excel spreadsheet and the SG calculated via the formula,

SG = Mass in Air (Dry) / (Mass in Air (Dry) – Mass Suspended (in Water))

The number of SG determinations available in the DataShed database totalled 856. Following exclusion of outliers, an average SG determination of 2.68t/m3 was calculated. For each domain a slightly different SG calculated based on the corresponded interval within the wireframes. They are as follow: Diamantillo= 2.77t/m3, Diamantillo HW= 2.62t/m3, Natividad= 2.57t/m3, and San Guillermo= 2.78t/m3.

It is the authors opinion that the SG determination method used at the El Horcon Project is industry-standard, and that the results are representative of the material in the mine.

14.3.6	Geological and Structural Domains

Wireframes were created for each of the mineralised zones contained within each of the 4 areas. These wireframes have been assigned unique names that have also been used to tag the block model and assay intervals associated with each zone. Every assay located within one or more of the 4 wireframes received a corresponding code. Details on area and zone names, coding and zone orientation are presented in Table 14-36.

Table 14-36:	Vein Orientation – Great Panther Silver Limited – El Horcon

Area	Dip (Deg)	Dip Direction (Deg)
Diamantillo	-70	140
Diamantillo HW	-55	135

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Guanajuato, Mexico

Natividad	-70	120
San Guillermo	-45	120

14.3.7	Assay Capping

As a standard industry practice, higher-grade assay values are often capped (i.e. replaced with a threshold value) prior to use in interpolation with the aim of reducing the influence of statistically anomalous sample data on resource estimations. Various techniques may be used to determine appropriate capping levels.

For the El Horcon Project, 97.7% percentile was used to determine grade caps for all combinations of mineralised zone and sample type (drill and channel).

The net impact of the capping on all assays was to reduce the average Au and Ag assay grades (see Table 14-37).

Table 14-37:	Drill Hole Assay Capping - Great Panther Silver Limited – Guanajuato Project

Zone/Vein	g/t Au Cap	g/t Ag Cap
Diamantillo	5.9	338
Diamantillo HW	6.15	70
Natividad	6.8	280
San Guillermo	18	71

14.3.8	Samples for Interpolation

Assay intervals were tagged with each domain. Only samples with a tagged domain were used in the relevant interpolation run.

Common industry practice is to composite samples to a standard specified length as a method of mitigating grade bias that may potentially result from variable primary sample lengths. When considering this option firstly for channel samples, it was found that the format in which these have been stored was inappropriate to compositing. Individual samples are stored in the DataShed© database with mid-point coordinates and no channel ID, preventing successful compositing of these. As such, channel samples were used for interpolation un-composited.

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
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Drill composites of fixed length 1m were generated for all zones, interpolated to the models.

In future it is strongly recommended that all historical and future channel samples be stored in a form amenable to compositing, as compositing is an ideal step in the preparation of data for interpolation.

See summaries of sample statistics by zone provided in Table 14-38.

Table 14-38:	Drill Hole Sample Statistics – Great Panther Silver Limited – El Horcon Project

Zone/Vein	Count	Au g/t		Ag g/t		%Pb		m
		Mean	Std. Dev.	Mean	Std. Dev.	Mean	Std. Dev.	Mean
Diamantillo	159	1.58	1.64	37	59.22	1.28	2.17	0.86
Diamantillo HW	19	0.46	1.47	9	16.23	0.27	0.78	0.71
Natividad	10	2.6	2.08	55	91.7	0.82	1.28	0.6
San Guillermo	61	1.39	2.56	38	61.77	0.85	1.12	0.85
Totals	249	1.49	1.93	36	59.63	1.08	1.87	0.83

14.3.9	Block Model and Grade Estimation Procedures

14.3.9.1	Dimensions and Coding

Each of the 4 block models were horizontally rotated in order to align their columns with the general strike of the zones. The block dimensions for all four models are 5m x 5m x 5m. Details on block model dimensions and extent are presented in Table 14-39 below.

Table 14-39:	Block Model dimensions & Extent - Great Panther Limited – El Horcon Project

Item		Diamantillo	Diamantillo HW	Natividad	San Guillermo
Origin	Easting	219195	219250	219200	219200
	Northing	2365820	2366080	2366105	2365985
	Elevation	2190	2275	2335	2255
End	Easting	219710	219485	219475	219585
	Northing	2366335	2366310	2366285	2366345
	Elevation	2425	2415	2420	2470

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Each block located at least partly within a wireframe has been assigned to a zone that matches the assay coding scheme. Block percentages were also estimated based on the portion of the block coincident with the wireframe. Where a block occupied more than one wireframe, the block received the majority code and the combined percentage.

14.3.9.2	Geostatistics

Variogram analysis was undertaken for both Au and Ag in order to characterise the spatial variance of each. Single-structure ranges were developed in the average plane of all zones for each area. Long ranges were found to be between 5-15m for Ag and 7-17m for Au, while the nugget (C0) values were in excess of 25% and 47% of total sill (C0+C1) for Ag and Au respectively. These results indicated that while there is a demonstrable (albeit limited) spatial correlation between samples within each zone, local estimates of grade are not expected to be particularly accurate given the high nugget values reported above.

14.3.9.3	Grade Interpolation

Grade interpolation for Au, Ag, and Pb was performed as a series of 3 runs, each of which were performed via the inverse distance cubed (ID3) method. In estimating block grades, only samples tagged with zone codes were utilised in interpolation to model blocks with the same codes. Kriging was not used as the primary method of interpolation due to concerns regarding potential over-smoothing of grades. ID3 was deemed to be the most appropriate method of grade interpolation for this case. A power of 3 was selected for this reason also, as greater influence is given to grades more proximal to the block than would be the case if a power of 2 had been used for example.

The interpolation strategy involved 3 successive passes, using smaller search envelopes in each consecutive run, overwriting blocks estimated in the previous run. Details of interpolation runs can be seen in Table 14-40.

Table 14-40:	Grade Interpolation Method – Great Panther Silver Limited – El Horcon Project

	Interpolation Pass
Item	1	2	3

Interpolation Method:	ID3	ID3	ID3

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Search Distance:	Maj Axis	150	75	15
	Maj/SemiMaj Axis	3	3	3
	Maj/Min Axis	5	5	5
Min/Max Composites Diamantillo		1/4	1/4	1/4
	Diamantillo HW	1/4	1/4	1/4
	Natividad	1/4	1/4	1/4
	San Guillermo	1/4	1/4	1/4

14.3.10	Block Model Validation

Validation of the interpolation techniques and resulting block model were completed in via the following:

•	Visual inspection of the block grades in comparison to surrounding data values;

•	Comparison of block model grades with Grade Global Tonnage Report.

14.3.10.1	Visual Inspection

The block models for all four areas were reviewed in 3D on section intervals. Model grades were compared locally with original sample grades, and were found to be acceptably similar.

14.3.11	Classification

The Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (CIM definitions) were followed for the classification of the mineral resources.

The continuity of the veins has been demonstrated sufficiently through Great Panther’s surface mapping and sampling, underground mapping and sampling, and drilling on sections spaced 50m apart. Grade continuity from variogram analysis demonstrates limited long ranges, and high nugget values, and as such the prudent classification of mineral resource was as inferred.

The classification applied for all four areas of the El Horcon Project mineral resource estimate is inferred (see Table 14-41).

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14.3.12	Mineral Resource Tabulations

A tabulation of the Inferred mineral resource estimates for the four veins tested at El Horcon is found below in Table 14-41.

Table 14-41:	Inferred Mineral Resources - Great Panther Silver Limited – El Horcon Project

Vein	Tonnes	Au g/t	Ag g/t	Pb %
Diamantillo	141,285	2.91	79	2.72
Diamantillo HW	4,929	4.54	53	2.61
San Guillermo	57,878	3.93	37	1.62
Natividad	10,310	2.84	98	1.44
Grand Total	214,400	3.22	68	2.36

Notes:

1. CIM Definitions were followed for Mineral Resources.
2. Inferred Mineral Resources are reported at a cut-off of $110USD/tonne.
3. Bulk Density’s used are 2.77 t/m3 (Diamantillo), 2.62 t/m3 (Diamantillo HW), 2.57 t/m3 (Natividad), and 2.78 t/m3 (San Guillermo).
4. Totals may not agree due to rounding.
5. $NSR/tonne based on prices of Ag= USD$24/oz; Au= USD$1,440/oz; and Pb= USD$1.00/lb.
6. Contained ounces have been calculated using 1oz = 31.1035g.
7. Minimum true width of wireframe (intersection) is 1.0m.

14.4	Santa Rosa Project

There is no mineral resource estimate for the Santa Rosa project.

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15.0	MINERAL RESERVE ESTIMATES

No mineral reserve estimates were completed in this report. Mineral reserves were estimated for Guanajuato Mine (Rennie and Bergen, 2011) in the Cata, Pozos, and Santa Margarita zones but they have been depleted.The Company has not established reserves at the Guanajuato Mine Complex due to the following reasons:

•	Geological complexity of the mineralized zones

•	Establishment of Measured and Indicated resource estimates only with associated development / mining in the mineralized zones

•	Associated costs of 3rd party mineral reserve estimation when the Company is already in production from said zones.

The Company has made production decisions to enter into production at the Guanajuato Mine Complex at both the Guanajuato Mine (2006) and the San Ignacio Mine (2013). The Company has not based these production decisions on any feasibility study of mineral reserves demonstrating economic and technical viability of the mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the mines at the Guanajuato complex or the costs of such recovery. As the Guanajuato Mine Complex does not have established reserves, the Company faces higher risks that anticipated rates of production and production costs will be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from the Guanajuato Mine Complex and ultimately the profitability of these operations.

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16.0	MINING METHODS

Mining methods for the Guanajuato Mine are cover in sections 16.1.1 to 16.1.7, followed by section 16.2 covering the San Ignacio Mine, and section 16.3 for the El Horcon Project. No consideration of mining methods was given for the Santa Rosa project as it is in the exploration stage.

16.1	Guanajuato Mine

Mine production for the Guanajuato Mine since the commencement of operations by GPR is summarized in Table 16-1. GPR initially increased throughput (2007) but then refocused on increasing the feed grade (2008) with a resulting reduction in the feed tonnage. 2012 production throughput rose 2.75% over that of 2011, and continues to rise within 2013.

For the period from January 2013 to July 2013 the Guanajuato Mine production tonnage was 33% from the Cata Clavo, 27% from Santa Margarita, 11% from Guanajuatito, 25% from Los Pozos, and 5% from San Vicente. Mining was carried out six days per week and, at 119,200 tonnes, averaged 662 tonnes per day during January-July 2013. Mineral resource estimates in this report do not cover the production from the San Vicente zone.

Table 16-1:	Guanajuato Production Figures – Great Panther Silver Limited - Guanajuato Mine

Year	Tonnes	Silver Oz	Gold Oz
2006	86,111	105,480	988
2007	203,968	521,225	3,794
2008	155,079	848,083	5,488
2009	138,517	1,019,751	6,748
2010	144,112	1,019,856	6,619
2011	169,213	959,490	7,515
2012	174,022	1,004,331	10,350
2013*	119,179	563,608	8,444
Total	1,190,201	6,041,824	49,946

*Source: GPR Annual reports for 2006 to 2012 inclusive, for January – July 2013 details from production records.

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16.1.1	Cata Clavo Zones

Mining of the Cata Clavo is down to the 510 level where development and stoping are being carried out on the Veta Madre and Alto 1, 1a and 2 veins. In 2013 the Cata Clavo provided 33% of the mine production at a grade of 273g/t Ag and 1.03g/t Au.

Cata Clavo is a relatively steeply dipping structure that has been identified for mining from the 1575 elevation (525 level) to the 1665 elevation (435 level). The mining area is up to 100m long and up to 10m wide. The Veta Madre FW, Contact, Veta Madre HW, Alto 1 to Alto 4 zones are located on the hanging wall side of the Veta Madre and the multiple zones are close to one another. In some areas, the combined Veta Madre to Alto 4 generates an overall width exceeding 30m. A cross section of the Cata Clavo is shown in Figure 16-1 and a level plan of the block model and wireframe is shown in Figure 16-2.

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The Cata ore zones are being mined by mechanized cut and fill method. An access ramp is located in the hanging-wall from which cross-cuts are driven to access the ore at the various lift elevations.

The ramp is approximately 3.5 metres by 3.5 metres and is supported by a combination of grouted rebar, wire mesh and straps as required. There are as many as six separate ore zones varying in widths from two to eight metres with strike lengths of 20 to 80 metres.

The sequence of mining commences with the lateral development of the ore zones on sub- levels which are spaced 20 to 30 meters apart. Mining then progresses upwards from one sub-level to the next in four meter lifts using breasting to mine the ore. As broken ore is removed, waste-rock fill is placed in the void. Currently, lateral development has been completed on the 510 meter level and mining of the first lift has commenced.

There are 1-boom, electric hydraulic jumbos for drilling, 3.5 and 4.0 - yard LHDs for mucking, and 10 and 18 - tonne trucks for ore haulage. Ground support in the stopes is installed using scissor lift trucks.

The rock stability is assessed each year by Roland Tosney, Consulting Geotechnical Engineer. For up to five meter roof spans, grouted rebar, rock bolt support is required. For spans over five meters but less than nine metres, cable bolts are installed for additional support. Four metre long cable bolts are installed in holes drilled with the jumbo. For zones requiring spans of greater than nine metres, permanent rock or concrete pillars are left.

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Figure 16-1:	Section Map 12.5 Cata with Wireframes and Block Model

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Figure 16-2:	Plan Map Cata 490 Level with Wireframes and Development

16.1.2	Los Pozos Zone

Development of Los Pozos was extended from the 385 to 410 level. There is still a partial lift above the 298 level which is to be mined in the future. Ore production from Los Pozos commenced in September 2009, and for 2013 contributed 25% of total production at an average grade of 172g/t Ag and 0.66g/t Au. The Los Pozos zone is up to 15m wide and up to 100m along strike. Access has been provided from the 275 level to the 390 level by a footwall ramp. A second ramp is being driven from the 390 level towards the 420 level. The ramp development was good with an even footwall and good ground conditions.

The Los Pozos deposit is a relatively steeply dipping structure that has been identified for mining from the 1825masl elevation (275 level) to the 1690masl elevation (410 level). A cross section of the Los Pozos deposit is shown in Figure 16-3 and a level plan of the block model and wireframe is shown in Figure 16-4.

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Los Pozos ore zone is being mined by mechanized cut and fill method. There is a ramp in the footwall which provides access to sublevels that are spaced approximately 35m apart.

The ramp is approximately 3.5 metres by 3.5 metres and is supported by grouted rebar and mesh as required. At each sublevel, a crosscut is driven across the zone followed by development along strike to the extents of the vein. The vein is then opened to its full width or, if the zone is too wide, to a maximum of 12m wide. In wider zones, it is necessary to either install cable bolts and/or to leave pillars.

Mining then progresses upwards in three metre lifts using breasting to mine the ore. As ore is removed, waste fill is placed in the void. There are electric hydraulic jumbos for drilling, 3.5 and 4.0 - yard LHDs for mucking, and 10t trucks for ore haulage. Ground support in the stopes is installed using scissor lift trucks.

The rock stability was assessed by Roland Tosney in 2010. For five metre widths at Los Pozos, only rock bolt support is required. For widths over five metres but less than 12m, cable bolts are required for support. Four metre long cable bolts are installed in holes drilled with the jumbo. For zones over 12m wide, it is necessary to leave a permanent pillar or to provide support which is longer than the four metre cable bolts.

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Figure 16-3:	Section Map 350N Los Pozos with Wireframes and Block Model

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Figure 16-4:	Plan Map Los Pozos 375 Level with Wireframes and Development

16.1.3	Santa Margarita Zones

The Santa Margarita gold rich vein has been explored by ramp development from the 390 level to the 500 level. The ramp has been driven from the 1710masl elevation (390 level) and extended down to the 1600m elevation (500 level). Extractions are by cut and fill mining methods.

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Santa Margarita has been producing ore since March 2009. Production for 2013 totalled 27% of that processed with an average grade of 60g/t Ag and 4.18g/t Au. A cross section of the Santa Margarita deposit is shown in Figure 16-5 and a level plan of the block model and wireframe is shown in Figure 16-6.

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Santa Margarita is a gold rich deposit and a cut-off grade of 2.4g/t Au is used for this area. The Santa Margarita deposit is steeply dipping and narrow. Development of Santa Margarita has consisted of an exploration/production ramp driven on the zone.

The Santa Margarita ore zones are being mined by mechanized cut and fill method. An access ramp is located in the hanging-wall from which cross-cuts are driven to access the ore at the various lift elevations.

The ramp is approximately 3.5 metres by 3.5 metres and is supported by grouted rebar, as required. There is one main breccia ore zone plus vein stockwork ore zones located in the footwall. Typical ore widths are 2.0 to 5.0 meters. The main zone is over 150 metres long while the footwall stockwork zones are 20 to 50 metres long.

The sequence of mining commences with the lateral development of the ore zones on sub-levels which are spaced 20 or 40 meters apart. Depending on the ore widths, mining then progresses upwards from one sub-level to the next in 1.5 meter (narrow ore) or 3.0 meter lifts (wider ore) using uppers or breasting respectively, to mine the ore. As broken ore is removed, waste-rock fill is placed in the void. Currently, lateral development is being conducted on the 455 and 475 meter levels while stoping is well established between the 435 and 390 meter levels.

Drilling is carried out with hand-held jack-leg drills in the narrow sections and with 1-boom, electric hydraulic jumbos in the wider zones. Mucking is by 2.0, 3.5 and 4.0 - yard LHDs and broken ore is trucked to the Cata shaft by 10 and 18 tonne trucks. Ground support in the stopes is installed using stoppers or jack-legs and / or scissor lift trucks.

The rock stability is assessed each year by Roland Tosney, Consulting Geotechnical Engineer.

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Figure 16-5:	Section Map 75S Santa Margarita with Wireframes and Block Model

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Figure 16-6:	Plan Map Santa Margarita 435 Level with Wireframes and Development

16.1.4	Guanajuatito Zones

Guanajuatito has been producing ore since 2006. Production for 2013 totalled 11% of that processed with an average grade of 170g/t Ag and 0.80g/t Au. Production was dominantly from the 1980masl elevation (120 level) with hanging-wall ramp completed to the 1855masl elevation (245 level) in 2012, and plans to continue the ramp to depth. A cross section of the Guanajuatito deposit is shown in Figure 16-7 and a level plan of the block model and wireframe is shown in Figure 16-8.

The Guanajuatito ore zones are being mined by mechanized cut and fill method. An access ramp is located in the hanging-wall from which cross-cuts are driven to access the ore at the various lift elevations.

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The ramp is approximately 3.5 metres by 3.5 metres and is supported by grouted rebar, as required. There is one main ore zone which is typically 1.5 to 4.0 meters wide and up to 100 meters long on strike.

The sequence of mining commences with the lateral development of the ore zones on sub-levels which are spaced 40 meters apart. Mining then progresses upwards from one sub-level to the next in 1.5 meter lifts using uppers, to mine the ore. As broken ore is removed, waste-rock fill is placed in the void. Currently, ramp access is being established to the 245 meter level while stoping is well established between the 200 and 120 meter levels.

Drilling is carried out with hand-held jack-leg drills in the narrow sections. Mucking is by 2.0, 3.5 and 4.0 - yard LHDs and broken ore is hauled from the mine by 10 tonne highway trucks to the processing plant. Ground support in the stopes, grouted rebar, is installed using stopers or jack-legs.

The rock stability is assessed each year by Roland Tosney, Consulting Geotechnical Engineer.

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Figure 16-7:	Section Map 2850N Guanajuatito with Wireframes and Block Model

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Figure 16-8:	Plan Map Guanajuatito 270 Level with Wireframes and Development

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16.1.5	San Cayetano Zone

No development has commenced on the San Cayetano zone.

Figure 16-9:	Section Map 350S San Cayetano with Wireframes and Block Model

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Figure 16-10:	Plan Map San Cayetano 490 Level with Wireframes and Development

16.1.6	Valenciana Zone

No development has commenced on the Valenciana zone.

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Figure 16-11:	Section Map 1800N Valenciana with Wireframes and Block Model

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Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 16-12:	Plan Map Valenciana 350 Level with Wireframes and Development

16.1.7	Promontorio Zone

No development has commenced on the Promontorio zone.

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 16-13:	Section Map 450S Promontorio with Wireframes and Block Model

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 16-14:	Plan Map Promontorio 100 Level with Wireframes and Development

16.2	San Ignacio Mine

Mine pre-production at San Ignacio started in the third quarter of 2013. 8,730 tonnes of ore has been processed from 729 meters of ramp and level advance up to the end of the first quarter 2014.

The main ramp (4.5 by 4.5 meters) has a 12% decline. It was developed using a 6 cubic yard scoop, a single-boom electric jumbo, and a combination of conventional 20 tonne trucks and an underground truck.

The mining method is standard cut and fill with waste provided by the development. Jacklegs are used in stopes for vertical to 70 degree production holes, and if necessary the hanging wall can be blasted if needed for at least a 2.0 meter wide stope. Forced air ventilation uses electric fans, and sump pumps operate at 50 – 60gpm removing mine water. The two air compressors are electrical with 1,000cfm and 100psi. The mine’s electric power is supplied by the Mexican national grid.

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

There are two 12 hour working shifts operating from Monday to Saturday. There are 15 operators per shift, one supervisor per shift, plus one mine superintendent and one services crew of 5 persons (day shift only).

Mineralized rock is trucked to the Guanajuato Mine plant using conventional 20 tonne trucks.

16.3	El Horcon Project

The mining method considered when estimating the Mineral Resource is standard cut and fill with waste provided by the development.

16.4	Santa Rosa Project

The Santa Rosa Project is exploration in nature and no mining methods are considered.

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

17.0	RECOVERY METHODS

Mineral feed from both the Guanajuato Mine and San Ignacio Mine are processed at the GMC metallurgical plant at the Guanajuato Mine. The mineral feed from both mines is batched separately due to slightly differing metallurgical characteristics, but the silver-gold concentrates are blended on site. Regarding potential El Horcon mineral feed, it again would be separately batched and a lead-gold-silver concentrate produced to be sold separately. No consideration has been given for mineralization in the Santa Rosa project area as it is a relatively early stage exploration project.

The process flow sheet for the Cata plant is illustrated in Figure 17-1. The three stage crushing plant is designed to produce ball mill feed that is less than 3/8 inch in size. Run-of-mine ore is passed through a grizzly, into the 1,000 tonne coarse ore bin. Oversize is broken manually or with a backhoe-mounted rock-hammer. The coarse ore is minus 18 inches material. From the bin the ore is taken by an apron feeder and over vibrating grizzly to the Pettibone (24” by 36”) primary jaw crusher. The jaw crusher is set to four inches. There is also a second 500 tonne capacity coarse ore bin that feeds a separate, smaller crusher so that materials can be kept separate if desired.

The jaw crusher product and the undersize from the vibrating grizzly is sent to the Symons (4 ft. standard head) secondary cone crusher, which further reduces the particle size to minus one inch. The secondary crusher product is conveyed to the Allis Chalmers (6 x 16 ft.) vibratory screen, where material, passing through the half-inch mesh, is conveyed to the fine ore bins. Oversize from the screen is fed to the Norberg HP300 tertiary cone crusher, with a design product size of one quarter inch. The tertiary crusher operates in closed circuit with the vibratory screen. The fine ore bin has a total capacity of 2,500 tonnes. Ore from the fine ore bins is conveyed to one of three Denver (7 x 14 ft.) ball mills operating in parallel.

The grinding section is designed to reduce the fine ore to slurry with a particle size of 68% passing 74 microns to liberate the sulphide minerals containing the gold and silver from the waste minerals.

The flotation section has been greatly improved with the installation of five new fully automated Outotec cells which replaced the old sections of rougher cells.

Now the flotation products of these cells are sent according to their quality to cleaning cells or recirculated with scavenger products and cleaner tails for regrinding, after the step of cleaning the concentrate is sent to the concentrate thickener section and filtered to remove excess water, leaving finally an average humidity of 11% and so is sent to the point of sale according to existing contracts. These modifications have been key to improvements in metallurgical recoveries.

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

In addition GMC have installed a small mill for regrinding (April, 2012), the middling products, i.e. cleaning cell tails together with the scavenger products, are reground to liberate the valuable sulphides before being recirculated to the head of the flotation circuit. It should improve over the current levels of metal recovery.

The plant made several improvements seeking better working environment, safer conditions, improvements to the environment, and of course more efficient operation, including 1) installation of a new electrical substation, 2) total change of electrical cables that were in poor condition, and 3) new tailings pumping system to the tailings dam (fully instrumented), using a single pump station and replace the old system with five pumping stations. This will help prevent potential damage to the environment, and lead to significant savings of electric energy.

Completed in 2012, to continue the improvements, included the installation of a new double bed screen of 6 x 20 feet, and a new Norberg HP300 tertiary crusher. In 2013 a new concentrate filter press was installed to decrease humidity of the concentrate.

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Figure 17-1:	Process Flow Sheet, Guanajuato Mine Complex Metallurgical Plant

TOLVA DE FINOS 1500 TON
A DEPOSITO DE JALES

GREAT PANTHER SILVER LTD.

Process Flow Sheet

Guanajuato Mine Plant

Date Nov 2013 | Scale | Figure **17.1**

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

18.0	PROJECT INFRASTRUCTURE

18.1	Guanajuato Mine

The surface and underground infrastructure at the Guanajuato Mine includes the following:

•	Extensive underground workings from surface to approximately 600m below surface including multiple shafts and adits from surface as well as internal shafts and ramps.

•	Two main shafts, the Rayas, for men and materials, and the Cata shaft, for rock hoisting.

•	A nominal 1,200tpd flotation concentrator with surface bins, crushing facilities, grinding mills, flotation cells, and concentrate dewatering circuit.

•	A tailings storage facility.

•	Connection to the national grid for the supply of electric power.

•	Conventional and mechanized underground mining equipment.

•	Mine, geology, processing, and administrative offices in several locations. A shaft and ramp from surface as well as internal ramps and drives linking to adjacent mines.

•	Conventional and mechanized underground mining equipment.

•	Connection to the national grid for the supply of electrical power.

18.2	San Ignacio Mine

The surface and underground infrastructure at the San Ignacio project includes the following:

•	Underground workings from surface to approximately 70m below surface including ramps and several levels.

•	Connection to the national grid for the supply of electric power and sub-station facility.

•	Conventional and mechanized underground mining equipment.

•	Mine maintenance shop and associated office and stores, and diesel storage facility.

•	Access road and mine waste dumps.

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Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

18.3	El Horcon Project

The surface and underground infrastructure at the San Ignacio project includes the following:

•

Various pits and excavation along veins as well as some stoping along the Diamantillo vein. One extensive underground adit cross cuts veins on both GPR claims and adjacent claims, partially dating back to the 17th century.

•	Surface roads in need of repair.

18.4	Santa Rosa Project

The surface and underground infrastructure at the San Ignacio project includes the following:

•	Small pits and short cross cuts along the Canada vein, and a 50m deep shaft accessing the Virgen vein along with ~100m of adit.

•	Surface roads transect most of the claims.

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Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

19.0	MARKET STUDIES AND CONTRACTS

19.1	Market Studies

The principal commodities at the GMC (Guanajuato and San Ignacio Mines) are iron sulphide concentrates containing gold and silver. These products are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. There are smelters in Mexico that can accept these concentrates, as well as other smelters around the world, and traders who purchase such concentrates.

19.2	Contracts

There are no contracts in place for either the El Horcon or Santa Rosa projects.

19.2.1	Guanajuato Mine

The Guanajuato Mine is an operating mine using contract employees and contracted services under the direction of Company employed management. There are a number of contracts in place for:

•	Diamond drilling in the mine (one contractor)

•	Ten contracts for the supply of labour and services in the mines with seven to 240 contractors covered under the contracts

•	SGS contract laboratory on the site

•	Alfred Knight for representation at Manzanillo, and Inspectorate in Veracruz, for concentrate shipments

•	Sales of concentrates to traders and at times to smelters

The mine maintenance contract is a fixed monthly fee plus a cost per unit operating hour for the underground equipment for servicing and repairs. There are equipment availability targets in the contract. Other maintenance contracts are based upon a cost per man-day.

Mining contracts include unit costs for development, stoping, and haulage plus daily costs for ancillary personnel. Some of the contracts have similar payment schedules and others are for support costs such as ditching and installation of pipes. Several of the mining contracts include rates for the use of Company equipment (LHD, trucks, jumbos, etc.).

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Security personnel are contracted based upon a daily rate per man-day for security personnel.

The SGS contract for laboratory services on site is based on a fixed monthly cost for the first 9,115 analyses and an additional cost for analyses in excess of 10,027 analyses per month, with cost adjustments related to currency exchange rates.

19.2.2	San Ignacio Mine

San Ignacio is an operating satellite mine of the GMC using employees and contracted services under the direction of Company employed management. There are a number of contracts in place for:

•	Diamond drilling at San Ignacio (one contractor).

•	SGS contract to operate Guanajuato Mine laboratory where San Ignacio samples are assayed.

•	Trucking of ores from San Ignacio to GMC.

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Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

MMR operates the Guanajuato Mine under the same permissions as the Cooperative since the property was acquired in 2005. The tailings storage facility is operated in accordance with federal laws and GMC works closely with Procuraduria Federal de Proteccion al Ambiente (Profepa), the Federal office for environmental protection.

GMC has an environmental department and carries out regular monitoring and reclamation work on the site, as well as coordinating permit application matters for activities such as exploration work in new areas. Proper permitting is in place for the operation at San Ignacio Mine. Past drilling by GPR at El Horcon and Santa Rosa was duly permitted by SEMARNAT. An application for exploration and mine development activities permit from SEMARNAT is underway at El Horcon.

20.1	Reclamation Closure

While there is no fund set aside for mine closure, such as a bond, but the cost for closure was estimated independently (in Mexico) to be $400,000 and “in house” at US$1,000,000. Management uses the US$1,000,000 cost for accounting for asset retirement obligations.

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

21.0	CAPITAL AND OPERATING COSTS

21.1	Guanajuato Mine

Capital and operating budgets are prepared for each year for the Guanajuato Mine (“GM”) by mine staff. These budgets are continuously reviewed against production to ensure profitability. For the 2013 (January-September) operating year the average cost of production was USD$117.63 per tonne (Table 21-1) which included plant, administration and mining costs.

Table 21-1:	2013 (January through September) Cost Report for GM

Plant	USD19.62 per tonne
Admin	USD30.81 per tonne
Mining	USD67.00 per tonne (including stockpile cost USD1.91 per tonne)
TOTAL Unit costs	USD117.63 per tonne

Unit costs of production by mine area vary significantly from area to area as show in Table 21-2.

Table 21-2:	2013 (January through September) Unit Costs by Mine Area for GM

Cata	USD78.86 per tonne
Los Pozos	USD60.80 per tonne
Santa Margarita	USD86.61 per tonne
Guanajuatito	USD74.00 per tonne

The GM is operated with contractors under the supervision of GPR management personnel. The contractors and management personnel are engaged by service companies that provide their services to the underlying owner of the mineral properties. At the end of Q3 2013, there were 157 administrative and management personnel and 649 contractors at the site. There are ten separate contractors who provide labour and services for the mining and processing operations.

21.2	San Ignacio Mine

The operating budget for San Ignacio is an estimate as the mine is still in preproduction. For the 2014 (January-March) the average cost of pre-production was USD$75.00 per tonne (Table 21-1) which included plant, trucking, administration and mining costs.

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 21-3:	2014 (January through March) Cost Report for San Ignacio

Plant	USD 20.00 per tonne
Trucking	USD 5.50 per tonne
Admin	USD 15.50 per tonne
Mining	USD 35.00 per tonne
TOTAL Unit Cost	USD 75.00 per tonne

The San Ignacio Mine is operated under the supervision of GMC management personnel. GMC personnel carry out all mine maintenance, mining, and security.

21.3	El Horcon Project

For the purpose of estimating the Inferred Mineral Resource a total unit cost of $USD110 / tonne was used.

21.4	Santa Rosa Project

No Capital and Operating Costs are as yet considered for the Santa Rosa project.

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

22.0	ECONOMIC ANALYSIS

This section has been excluded, as per securities regulations, as the GMC is in operation and Great Panther Silver Limited is a producing issuer.

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

23.0	ADJACENT PROPERTIES

Mining in the Guanajuato district has been ongoing, more or less continuously, for over four centuries. The most prolific producing vein structure within the district is the Veta Madre and GPR’s holdings encompass some of the more historically significant sections of that system. There are other important past and present producers on the Veta Madre, and surrounding vein structures (see Figure 23-1).

23.1	Guanajuato Mine

The Torres Mine Property, formerly operated by Peñoles, borders GPR’s ground to the south. Endeavour Silver Corp. (Endeavour) operates the Cebada, Bolaitos, Golondrinas, and Asuncion mines, as well as a ~2,000 tonne per day concentrator at Bolaitos. Cebada is located along the Veta Madre immediately northwest of the Guanajuatito mine, while the other mines are located on the Veta La Luz system, approximately five kilometres to the west-northwest. Production from this operation in Q1, 2013 is reported on Endeavour’s website to have been at 1,861 tonnes per day throughput producing 570,000 Ag oz, and 9,891 Au oz. In 2012 Endeavour Silver Corp. purchased the AurRico Gold Inc. El Cubo Mine, located on the Veta de la Sierra some five kilometres southeast of Rayas. Production from this operation in Q1, 2013 is reported on Endeavour’s website to have been at 1,135 tonnes per day throughput producing 270,000 Ag oz and 4,199 Au oz.

23.2	San Ignacio Mine

Endeavour operates the Bolaitos Mine approximately 3km north of the San Ignacio shaft which has a concentrator with a capacity of 1,600t/d. Endeavour is also developing and mining at the Lucero Mine located approximately 200m east of the north east corner of the San Ignacio property, which consists of numerous veins parallel to the structures on the San Ignacio property (Endeavour news release, January 24, 2012).

23.3	El Horcon Project

Mining in the Guanajuato district has been ongoing, more or less continuously, for over four centuries. The most prolific producing vein structure within the district is the Veta Madre and GPR’s holdings encompass some of the more historically significant sections of that system. These mines are 50-80km southeast of the El Horcon Project.

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Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

23.4	Santa Rosa Project

Mining in the Guanajuato district has been ongoing, more or less continuously, for over four centuries. This wil include multiple veins along eth Sierra vein trend parallel and north east of the Veta Madre. The bulk of the Santa Rosa claims overlie the Sierra vein trend and host segments of veins that have been historically exploited to some degree. No records exist for any of this exploitation. The El Cubo Mine of Endeavour Silver Corp is located 10km to the southeast along the Sierra vein trend and is presently the only operating mine on the trend.

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Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

24.0	OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

25.0	INTERPRETATION AND CONCLUSIONS

25.1	Guanajuato Mine

•	The drill sampling and logging employed by GPR are appropriate for the deposit type and mineralization style. Reasonable and practical steps are taken to ensure security of the samples.

•	The channel samples are lower in quality than the drill samples owing to the method used to collect them. Additionally they are stored in a format not amenable to compositing.

•

The assaying is being conducted in an acceptable manner, using common industry-standard methods. The performance of the laboratory is monitored by both internal and external Quality Assurance/Quality Control (QA/QC) programs.

•	After corrections the database was reasonably free of errors, and appropriate for use in estimation of Mineral Resources. Appropriate safeguards are in place to ensure that the database is secure.

•

The geology includes the juxtaposition of Oligocene age sediments and volcanics onto Mesozoic age sediments and intrusive rocks along the “Veta Madre”, a 25km long northwest trending ~45 degree south west dipping normal fault with associate intrusive dykes.

•

Mineralization occurs in structurally complex multi-generational vein quartz dominated stock-work and breccia zones along the Veta Madre. Structural geology mapping indicates that up to eight cross-cutting breccia events occur with associated precious metal mineralization. Fluid inclusion studies reflect the complex structural history with boiling (indicative event associated with precious metal deposition) occurring from the 2100 to 1500masl elevations (surface to the deepest levels drilled) in the GMC. As such, potential to find further mineralization both laterally and vertically below know precious metal mineralization zones is deemed excellent by the author.

•

Measured and Indicated Mineral Resources are estimated to contain 504,700 tonnes grading 1.65g/t Au and 174g/t Ag plus Inferred Mineral Resources estimated to contain 434,000 tonnes grading 2.32g/t Au and 140g/t Ag.

•

For Measured plus Indicated, there is a 32% decrease in contained gold and 13% decrease in contained silver or a decrease of 22% in contained AgEq oz on the previous year's estimate. For Inferred, increases of 115% in contained gold and 23% in contained silver (56% increase in contained AgEq oz) were reported.

•

Since the effective date of the above mineral resource up to the effective date of this compilation mineral resource report (July 31, 2013 to July 31, 2014) at total of 211,932 tonnes grading 165g/t silver and 2.18g/t gold has been milled from the Guanajuato Mine.

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

•

There is potential for further additions to the mineral resources estimates both in the zones estimated in this report and through diligent exploration. The exploration is presently better defining the Cata, Los Pozos, and Santa Margarita zones, as well as locating new areas of mineralization at Guanajuatito, and in the Valenciana and San Cayetano areas.

•

Mining operations are underway on the Guanajuatito, Promontorio, Cata Clavo, Rayas and Santa Margarita, and Los Pozos deposits using mechanized equipment in the stopes and rail haulage to move ore to the Cata shaft for hoisting to surface. At Guanajuatito and Promontorio ore is hauled to surface by rubber tired trucks. The equipment and mining methods are considered to be appropriate for the deposits.

•

The Cata plant is a flotation plant which has a nominal capacity of 1,200tpd. The plant operates 20 days per month, with an overall average rate of approximately 604 tonnes per calendar day. Metallurgical recovery has been 89.4% for silver and 91.8% for gold. Flotation concentrates are shipped to ports or to smelters in Mexico.

•	Process improvements were implemented including the addition and replacement of flotation cells and an overhaul of the concentrate thickener.

25.2	San Ignacio Mine

•

The area in which the San Ignacio property is located has a long history of mining dating back to 1548. There are numerous historical workings on the property and as such, there is a likelihood that Great Panther could successfully explore for additional mineral resources.

•

The drilling of 91 diamond drill holes on the San Ignacio property delineated four mineralized epithermal veins with the primary economic minerals of silver and gold. The veins were observed to be continuous along strike of up to 650m and 350m down dip. The mineralization is open in several directions most notably to the south where historic mining has occurred. Great Panther has completed an additional 25 holes to the south of the Mineral Resources which are not the subject of this report due to proximity of old mine workings.

•

Logging and sampling procedures followed by Great Panther were appropriate for the deposit type and mineralization style. The assaying completed at Great Panther’s wholly owned Cata Mine was managed by SGS Lakefield using conventional methods that are commonly used in the industry.

•

Metallurgical test work on fresh drill core from one of the veins in the estimate demonstrated viable floatation into a suitable concentrate with recoveries ranging from 78.9% to 91.8% for Au and from 76.4% to 89.0% for Ag.

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Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

•

It is estimated that the San Ignacio property contains Indicated Mineral Resources totalling 103,000 tonnes above a 125g/t silver equivalent cut-off, at an average grade of 165g/t silver and 3.54g/t gold, for a total of 1,245,000 equivalent silver ounces (“Ag eq oz”). In addition, an Inferred Mineral Resources of 737,000 tonnes at an average grade of 115g/t silver and 2.04g/t gold, for 5,645,000 Ag eq oz is estimated.

•

Since the effective date of the above mineral resource up to the effective date of this revised mineral resource report (April 6, 2014 to July 31, 2014) at total of 17,262 tonnes grading 112g/t silver and 2.54g/t gold has been milled from the San Ignacio Mine.

25.3	El Horcon Project

•	The drill sampling and logging employed by GPR are appropriate for the deposit type and mineralization style. Reasonable and practical steps are taken to ensure security of the samples.
•	The channel samples are lower in quality than the drill samples owing to the method used to collect them. Additionally they are stored in a format not amenable to compositing.
•

The assaying is being conducted in an acceptable manner, using common industry-standard methods. The performance of the laboratory is monitored by both internal and external Quality Assurance/Quality Control (QAQC) programs.

•	After corrections the database was reasonably free of errors, and appropriate for use in estimation of Mineral Resources. Appropriate safeguards are in place to ensure that the database is secure.
•

The vein system at El Horcon is a quartz-chalcedony dominated, structurally- controlled epithermal system hosted by Paleocene Comanja granitic rocks and Mesozoic low-grade metamorphic metasedimentary / metavolcanic basement, and consists of three principal vein sets that formed in faults and extension fractures, namely 1) NW-striking, SW-dipping veins with dips generally ranging from 45- 70+, 2) NW-striking, SW-dipping low-dip veins (20-30), and 3) NE-striking generally steep transverse veins.

•	Inferred Mineral Resources are estimated at a total of 214,400 tonnes grading 3.22g/t Au, 68g/t Ag, and 2.36% Pb for the Diamantillo, Diamantillo HW, Natividad, and San Guillermo veins.
•	There is potential for further additions to the mineral resources estimates both in the zones estimated in this report and through diligent exploration.

25.4	Santa Rosa

Five holes were drilled by GPR in 2012 with no results of economic significance.

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NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Detailed geological mapping in 2014 continued to define vein orientations and property geological controls. This included detailed underground and surface mapping on the Virgin and Salaverna North veins.

The veins are exposed in a window of Mesozoic volcanics and meta-sediments, the same host rock for veins in the rest of the Guanajuato Mining District, surrounded by post mineralization ignimbrite cover rocks. Geological mapping will continue to define the extent of veining and the size of the Mesozoic window.

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Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

26.0	RECOMMENDATIONS

Regarding the Phase 1 and Phase 2 budgets recommended below, please note that Phase 1 recommendations have been budgeted for, and are part of the expected 2014 spending. Phase 2 recommendations are contingent on both Phase 1 success and the ability to successfully have the expenses incorporated into the final 2015 corporate budget. Overall Phase 1 recommendations are US$966,540, while Phase 2 recommendations total $2,931,500 (see Table 26-1).

26.1	Guanajuato Mine

Recommendations are that:

GPR continues mining operations at the Guanajuatito deposit.

GPR continues with conversion of existing channel samples to and entry of new channel samples in a format amenable to pseudo drill-hole creation and therefore composite extraction.

QA/QC monitoring should be expanded to include regular reporting (monthly recommended) and laboratory audits.

GPR continues exploration activities in current and other prospective areas to extend the mine life. The author recommends a two-phase work program to update the current resource estimate and explore for additional resources on the Guanajuato Mine. The budget for this program is summarized in Table 26-1.

The Phase 1 2014 drilling budget of GPR of 11,000m is sufficient to this end, and on an annual basis. As of July 31, 2014 7,336m has been completed leaving 3,664m remaining too drilled in 2014. The phase 2 budget for the year 2015 is likewise 11,000m.

26.2	San Ignacio Mine

The author recommends a two-phase work program to update the current resource estimate and explore for additional resources on the San Ignacio property. The budget for this program is summarized in Table 26-1.

26.2.1	Phase 1

Additional sampling of the four veins comprising the mineral resource is required before the resources can be upgraded to higher categories. To that end Great Panther plans to continue developing and mining underground, adding additional underground levels on the Intermediate vein and Melladito where sampling the exposed veins in detail will add considerable confidence to the understanding of grade continuity and geologic controls on mineralization. This recommendation is already part of the operations budget for 2014.

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Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Concurrently, surface drilling is recommended to delineate the on strike extension of the Veta Intermediate, which is open to the south of the current resource estimate. The drilling of 3,500m should continue at the 50m line spacing from line 400N southward towards line 200S.

26.2.2	Phase 2

Contingent on positive results of the drilling and underground development and sampling from the Phase 1 program, a Phase 2 underground drilling of 5,000m is recommended. At this time, the amount of drilling estimated is highly uncertain.

The author also recommends, as part of Phase 2, that 1,000m of surface drilling be budgeted for additional areas such as south of the San Jose de Garcia shaft in an area of historic underground mining, along with 3,000m to test and in-fill the Nombre de Dios veins, and continue exploration testing along the Melladito, Intermediate and other parallel structures.

26.3	El Horcon Project

Recommendations are that:

Continue throughout 2014 to complete an environmental assessment and file application with SEMARNAT for future surface drilling and underground deposit evaluation. This constitutes Phase 1 recommendations (see Table 26-1).

GPR continues exploration activities in current and other prospective areas to both expand and improve the classification of the mineral resource estimate. A Phase 2 (2015) surface drill budget for 3,000m of core drilling is recommended.

26.4	Santa Rosa Project

Recommendations are that:

Geological Mapping and Rock Sampling continue to evaluate the economic potential of the claims (Phase 1).

A 1,000m surface drill program be undertaken in 2015 (Phase 2) to test the down dip extension of the Virgin vein (see Table 26-1).

August 2014	Page 26-2

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Table 26-1:	Budget for Proposed Work Plan

Project			Units	Cost per Unit	Cost

				(US$)	(US$)
Phase 1, 2014	San Ignacio, Surface Drilling	Drilling, HQ core (all-in costs)	3,500	$95.00	$332,500
		4 months 2 geologists	4	$10,000.00	$40,000
		4 months 8 helpers	8	$8,000.00	$64,000
		Assays	1,000	$13.00	$13,000
		Logistics	4	$5,000.00	$20,000
		Reporting	1	$5,000.00	$5,000

	Guanajuato Mine, Underground Drilling	Drilling, BQ & NQ core (all-in costs)	3,664	$85.00	$311,440
		4 months 1 geologists	4	$3,500.00	$14,000
		4 months 2 helpers	4	$4,000.00	$16,000
		Assays	500	$13.00	$6,500
		Logistics	4	$5,000.00	$20,000
		Reporting	1	$5,000.00	$5,000
		Development (cross-cuts and drill stations)	100	$500.00	$50,000
	El Horcon	Environmental Study	1	$40,000.00	$40,000
		Logistics	1	$5,000.00	$5,000
	Santa Rosa, geological mapping and sampling	1 months 2 geologists	1	$10,000.00	$10,000
		1 months 2 helpers	1	$4,000.00	$4,000
		Assays	200	$13.00	$2,600
		Logistics	1	$5,000.00	$5,000
		Reporting	0.5	$5,000.00	$2,500
		Sub-Total	-	-	$966,540

August 2014	Page 26-3

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Phase 2, 2015	San Ignacio, underground drilling*	Underground Drilling	5,000	$115.43	$577,156

	San Ignacio, Surface Drilling*	Surface Drilling	4,000	$135.57	$542,286

	Guanajuato Mine, Underground Drilling*	Underground Drilling	11,000	$115.43	$1,269,743

	El Horcon, surface drilling*	Surface Drilling	3,000	$135.57	$406,714

	Santa Rosa, surface drilling*	Surface Drilling	1,000	$135.57	$135,571

		Sub-Total	-	-	$2,931,471
		Grand Total			$3,898,011

Notes: * Phase 2 costs are proportional to those in Phase 1. Surface drilling costs for San Ignacio, El Horcon, and Santa Rosa using surface drilling costs of San Ignacio in Phase 1. Underground drilling costs for Guanajuato and San Ignacio are proportional to costs in Phase 1 Guanajuato Mine.

August 2014	Page 26-4

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

27.0	REFERENCES

Baker D., 2011, 2011 Geology and Structure Report on the San Ignacio project Guanajuato Mexico. Prepared for Great Panther Silver Limited by Equity Exploration Consultants Ltd.

Barclay, W.A., 2006, Preliminary structural geology at the Mina San Vicente and part of the contiguous surface area, Guanajuato, GTO, Mexico. Independent report for Minera Mexicana el Rosario and for Great Panther Resources, dated July 17, 2006: 24pp + figures.

Barclay, W.A., 2007, Continued Structural Geology at Mina San Vicente, Level 100 NTE; Guanajuato, GTO, Mexico; Independent report for Minera Mexicana el Rosario and for Great Panther Resources, dated January 9, 2007: 7pp + figures.

Brown, R.F., 2013, NI43-101 Report on the El Horcon Project Mineral Resource Estimation for the Diamantillo, Diamantillo HW, Natividad, and San Guillermo zones as of August 31st, 2013, 72pp + figures.

Brown, R.F., 2012, NI43-101 Report on the Guanajuatito Mine Complex Mineral Resource Estimate for the Guanajuatito, Cata, Los Pozos, and Santa Margarita Zones, as of January 31st, 2012 (June 26, 2012). Un-published internal GPR report.

Brown, R.F., and Sprigg, L., 2013, NI43-101 Report on the Guanajuato Mine Complex Resource Estimation for the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano, and Promontorio zones as of July 31st, 2013: 122pp + figures.

Cavey, G., and Gunning, D., 2005, Technical Report on the Santa Fe Project Guanajuato, Mexico For Great Panther Resources Limited, October 14, 2005, internal report to Great Panther Resources Limited, 50 pp.

EXMIN Resources Inc., 2009, Horcon Project, PowerPoint Presentation on the El Horcon Project, 19pp.

Glen R. Clark & Associates Limited, 2009, Review of Resources and Reserves El Cubo Gold-Silver Mine, Guanajuato, Mexico, prepared for Gammon Gold Inc. (October 15, 2009), 90 pp.

August 2014	Page 27-1

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Great Panther Silver Limited Annual Reports for 2006 to 2014, inclusive. GPR Corporate Presentation July 2014 [PowerPoint slides]. Retrieved from http://www.greatpanther.com/ July 31, 2014.

Great Panther Silver Limited. (2010). Guanajuato Mine Complex item: Exploration Program & Resource Estimate. Retrieved from http://www.greatpanther.com; November 22, 2010.

Guanajuato Mine Site Monthly production reports to July 2014.

Ferrari, L., Pasquar, G., Venegas-Salgado, S., Romero-Rios, F., 1999, Geology of the western Mexican Volcanic Belt and adjacent Sierra Madre Occidental and Jalisco block, Geological Society of America Special Paper 334, 19 pp.

Johnson, W.M., PhD, FCIC, 2013, Quality Analysis Consultants, Report of January 7th to 11th, 2013 Visit, 17pp

JRT Geoengineering, October 2008, Site Inspection report and Review of Mining Geotechnics.

Lewis W.J., Murahwi C.Z., and Leader R.J., 2011, NI 43-101 Technical Report Audit of the Resources and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico. Prepared for Endeavour Silver by Mincon International Limited

Mauricio Hochschild Mexico, 2005(?), CARACTERIZACIÓN PETROGRÁFICA Y DE INCLUSIONES FLUIDAS DEL PROYECTO EL HORCN, COMANJA DE CORONA, JALISCO; Detailed petrographic and fluid inclusion report both undated, and without author acknowledgement, 88pp.

D. Moncada, S. Mutchler, A. Nieto, T.J. Reynolds, J.D. Rimstidt, R.J. Bodnar, 2011, Mineral textures and fluid inclusion petrography of the epithermal Ag–Au deposits at Guanajuato, Mexico: Application to exploration; Journal of Geochemical Exploration 114 (2012) 20–35.

Moncada, D., and Bodnar, R.J., 2012, Gangue mineral textures and fluid inclusion characteristics of the Santa Margarita Vein in the Guanajuato Mining District, Mexico; in Central European Journal of Geosciences, DOI: 10.2478/s13533 -011-0057-8, 12pp.

Micon International Limited, 2010, NI43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico (March 15, 2010), prepared for Endeavour Silver Corp., 175 pp.

August 2014	Page 27-2

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

Rennie, D. W., Bergen, R. D., 2011, Technical Report on The Guanajuato Mine, Guanajuato State, Mexico, Scott Wilson Roscoe Postle Associates Inc. Prepared for Great Panther Resources Limited, dated January 2011, 135pp+appendices.

Ross, K., 2013, Petrographic Report on samples from the Veta Madre and San Ignacio vein systems, Guanajuato District. Prepared for Great Panther Silver Limited by Panterra Geoservices Inc., 126 pp.

Rhys, D., 2013, Structural Settings and Style of Vein Systems in the Central Guanajuato District. Internal report for Great Panther Resources Limited, dated May 2013: 100pp+appendices.

Sinclair and Blackwell, Cambridge, 2002, Applied Mineral Inventory Estimation, 381pp.

Smith J., 2011, Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico. Prepared for Great Panther Silver Limited by Janelle Smith AIG.

Stewart, M., 2006, 2006 report on surface mapping – lithostratigraphy, geology and structure of the Guanajuato area: results of mapping and analysis. Internal report for Great Panther Resources Limited, dated March 2006: 26pp+appendices.

Velazquez P., 1973. A Study of the Possibility that the Luz Mineral Camp of Guanajuato can be a Resurgent Producer of Silver and Gold. Submitted as part of a Thesis requirement at the University of Guanajuato School of Mining and Metallurgy.

Waldegger M.F., 2012, Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico. Prepared for Great Panther Silver Limited by MFW Geoscience Inc.

Waldegger, M.F. and Brown, R.F., 2014, Technical Report on the San Ignacio Project Mineral Resource, Guanajuato State, Mexico, dated August 6, 2014: 63pp + figures.

Wardrop Engineering., 2009a, Topia Mine Project Resource Estimate for the Argentina Veins, prepared for Great Panther Resources (October 14, 2009).

Wardrop Engineering., 2009b, Technical Report on the Cato Clavo Zone, Guanajuato Mine Property, Mexico, prepared for Great Panther Resources (October 14, 2009).

August 2014	Page 27-3

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

28.0	DATE AND SIGNATURE PAGE

This report titled “NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El Horcon Project. Guanajuato, Mexico” and dated August 16, 2014 was prepared and signed by the following authors:

“Robert F. Brown”
Dated at Vancouver, B.C.	Robert F. Brown, P. Eng.
September 30, 2014	V.P. Exploration, Great Panther Silver Limited

August 2014	Page 28-1

Great Panther Silver Limited
NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral
Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El
Horcon Project.
Guanajuato, Mexico

29.0	CERTIFICATES OF QUALIFIED PERSONS

I, Robert F. Brown, 3977 Westridge Ave., West Vancouver, B.C., Canada, as an the author of this report “NI43-101Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El Horcon Project. Guanajuato, Mexico” prepared for Great Panther Silver Limited, dated August 16, 2014 does hereby certify that;

1.	I am a graduate of the Queen’s University at Kingston, Ontario (1975) and hold a B. Sc. degree in Geology.

2.	I am presently employed as VP Exploration for Great Panther Silver Limited.

3.	I have been employed in my profession by various companies since graduation in 1975.

4.	I am a registered Professional Engineer with Association of Professional Engineers and Geoscientists of B.C. since 1982.

5.

I have read the definitions of “Qualified Person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. My relevant experience includes practice as a geologist in the fields of exploration, resource definition and estimation, and mining on projects at various stages of development (green-fields through to established operation) within Mexico, Canada, and USA. I have worked primarily with gold and silver deposits hosted within various geological environments in both open pit and underground operating environments.

6.	I have visited the Guanajuato Mine on numerous occasions since 2006, most recently from July 21 to July 31, 2014.

7.	I am the author responsible for this report utilizing data supplied by the mine listed in the References section of this report.

8.

To the best of my knowledge, information and belief, this technical report contains all the scientific and technical information that is required to be disclosed to make this technical report not misleading.

9.	I am not independent of Great Panther Silver Limited as defined in Section 1.5 of NI 43-101 as I was appointed VP Exploration in April of 2004.

10.	I have read NI 43-101 and NI 43-101F1 and have prepared the technical report in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.

“Robert F. Brown”

Robert F. Brown, P. Eng., B.C.

DATED at Vancouver, British Columbia, this 30th day of September, 2014

August 2014	Page 29-1